     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 16, 2001

                                       REGISTRATION STATEMENT NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                SPX CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             3429                            38-1016240
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)            IDENTIFICATION NO.)

                            700 TERRACE POINT DRIVE
                         MUSKEGON, MICHIGAN 49443-3301
                                 (231) 724-5000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                          CHRISTOPHER J. KEARNEY, ESQ.
                 VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                                SPX CORPORATION
                            700 TERRACE POINT DRIVE
                         MUSKEGON, MICHIGAN 49443-3301
                                 (231) 724-5000
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE, INCLUDING AREA CODE, OF AGENT
                                  FOR SERVICE)
                            ------------------------

                                WITH COPIES TO:

              GEORGE C. MCKANN, ESQ.                             THOMAS G. APPLEMAN, ESQ.
               TROY M. CALKINS, ESQ.                    MILLER, CANFIELD, PADDOCK AND STONE, P.L.C.
             GARDNER, CARTON & DOUGLAS                      840 WEST LONG LAKE ROAD, SUITE 200
        321 NORTH CLARK STREET, SUITE 2900                       TROY, MICHIGAN 48098-6358
           CHICAGO, ILLINOIS 60610-4795                               (248) 879-2000
                  (312) 245-8853

                            ------------------------
   Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the merger of VSI Holdings, Inc. with and into SPX Corporation pursuant to the Agreement and Plan of Merger, dated as of March 24, 2001, between those two parties, described in the enclosed proxy statement-prospectus, have been satisfied or waived.
   If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box. [ ]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------
                                              AMOUNT               MAXIMUM            PROPOSED MAXIMUM       AMOUNT OF
  TITLE OF EACH CLASS OF SECURITIES            TO BE            OFFERING PRICE           AGGREGATE          REGISTRATION
           BEING REGISTERED                 REGISTERED             PER UNIT            OFFERING PRICE           FEE
--------------------------------------------------------------------------------------------------------------------------
  Common Stock, $10.00 par value(1)...     1,443,286(2)           $96.19(3)           $138,821,122(3)        $34,706(3)
--------------------------------------------------------------------------------------------------------------------------

(1) Associated with the common stock of SPX are rights to purchase Series A Junior Participating Preferred Stock of SPX that will not be exercisable or evidenced separately from the common stock of SPX prior to the occurrence of certain events.
(2) Represents the maximum number of SPX shares issuable assuming that all VSI Holdings shareholders elect 100% stock consideration and based on a conversion ratio of 0.043 and assuming the exercise of all VSI Holdings options with an exercise price below $4.35.
(3) Pursuant to Rules 457(f)(1) and 457(c) of the Securities Act of 1933, as amended, and solely for purposes of calculating the registration fee, the registration fee was computed on the basis of a proposed maximum aggregate offering price equal to the average of the high and low prices of VSI Holdings common stock as reported on the American Stock Exchange, Inc. on April 11, 2001 multiplied by the sum of the number of VSI Holdings shares outstanding on that date and the number of VSI Holdings shares issuable upon exercise of options with an exercise price below $4.35.
                            ------------------------
   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROXY STATEMENT-PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. SPX MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROXY STATEMENT-PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION -- DATED APRIL 16, 2001

[VSI HOLDINGS LOGO]

PROXY STATEMENT                                                       PROSPECTUS

Dear Fellow VSI Holdings Shareholder:

     You are cordially invited to attend a special meeting of the shareholders
of VSI Holdings, Inc. to be held on           , 2001 at [10:00] a.m., Eastern
Daylight Savings time, at its Vision Center at 1664 Star Batt Drive, Rochester Hills, Michigan 48309. At this special meeting, you will be asked to consider and vote upon an Agreement and Plan of Merger, dated March 24, 2001, by and between VSI Holdings and SPX Corporation. If the merger is completed, then, subject to the limitations and proration procedures described in the proxy statement-prospectus, you will receive for all of your shares of VSI Holdings common stock your choice of either (1) 0.043 of a share of SPX common stock per share of VSI Holdings common stock, or (2) a combination of a cash payment of $4.35 per share of VSI Holdings common stock for 45% of your shares and 0.043 of a share of SPX common stock per share of VSI Holdings common stock for 55% of your shares.

     SPX common stock is traded on the New York Stock Exchange and the Pacific Exchange under the symbol "SPW". As of April 12, 2001, SPX's stock price was $96.31. SPX has registered 1,443,286 shares for issuance in connection with the merger and may issue some or all of those shares.

     The merger cannot be completed unless VSI Holdings' shareholders approve the merger agreement. We have scheduled a special meeting of VSI Holdings shareholders to vote on the merger agreement. If you were a shareholder of
record on           , 2001, you may vote at the meeting. Whether or not you plan to attend, please take the time to vote by completing and mailing the enclosed proxy card to us.

     This proxy statement-prospectus provides you with detailed information about the merger. This document also serves as the prospectus of SPX for any common stock that SPX issues in the merger. We encourage you to read this entire document carefully. The board of directors of VSI Holdings believes that the merger is in the best interests of VSI Holdings' shareholders, unanimously adopted the merger and recommends that you vote in favor of the proposal to approve the merger agreement.

     Included with this proxy statement-prospectus are copies of VSI Holdings' annual report on Form 10-K for the year ended September 30, 2000 and quarterly report on Form 10-Q for the quarter ended December 31, 2000.

                                        Sincerely yours,

                                        Steve Toth, Jr., Chairman
                                        and Chief Executive Officer
                                        VSI Holdings, Inc.

     PLEASE SEE THE SECTION ENTITLED RISK FACTORS BEGINNING ON PAGE 14 FOR A DISCUSSION OF POTENTIAL RISKS INVOLVED IN THE MERGER AND IN OWNING SPX COMMON STOCK.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

            This proxy statement-prospectus is dated          , 2001
       and was first mailed to shareholders on or about           , 2001.

                 SUBJECT TO COMPLETION -- DATED APRIL 16, 2001

                               VSI HOLDINGS, INC.
                             41000 WOODWARD AVENUE
                     BLOOMFIELD HILLS, MICHIGAN 48304-2263

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD           , 2001

     A special meeting of the shareholders of VSI Holdings, Inc., a Georgia
corporation, will be held on           , 2001 at [10:00] a.m., Eastern Daylight
Savings time, at its Vision Center at 1664 Star Batt Drive, Rochester Hills, Michigan 48309 to consider and act upon:

          (1) A proposal to approve and adopt an Agreement and Plan of Merger dated as of March 24, 2001 by and between SPX Corporation, a Delaware corporation, and VSI Holdings, pursuant to which VSI Holdings will merge with and into SPX.

          (2) Any other matter that is properly brought before the special meeting or any adjournment or postponement of the special meeting.

     The attached proxy statement-prospectus contains a more complete description of the merger agreement and the transactions that it contemplates. We urge you to read this document carefully.

     Under the Georgia Business Corporation Code, VSI Holdings shareholders are not entitled to assert dissenters' rights in connection with the merger.

     Only the shareholders of record at the close of business on           ,
2001 are entitled to notice of, and to vote at, the special meeting and any adjournment or postponement of the meeting. A list of these shareholders will be available for inspection by any shareholders (or shareholder's agent or attorney) at the meeting.

     We cannot complete the merger unless our shareholders approve the merger agreement. The affirmative vote of holders of a majority of the shares of VSI Holdings outstanding and entitled to vote is required to approve the merger agreement. It is important that your shares be represented at the meeting, regardless of the number of shares you hold. Please complete and return your proxy card whether or not you plan to attend the meeting.

                                        By order of the Board of Directors

                                        Thomas W. Marquis
                                        Treasurer and Secretary

Bloomfield Hills, Michigan
          , 2001

     THE VSI HOLDINGS BOARD OF DIRECTORS HAS UNANIMOUSLY ADOPTED THE MERGER AGREEMENT AND RECOMMENDS THAT THE SHAREHOLDERS OF VSI HOLDINGS VOTE FOR ITS APPROVAL.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Questions and Answers About the Merger......................    1
Special Note Regarding Forward-Looking Statements...........    4
Summary.....................................................    4
Comparative Market Prices...................................    7
Selected Historical Consolidated Financial Data of SPX......    8
Selected Historical Consolidated Financial Data of VSI
  Holdings..................................................   10
Summary Unaudited Pro Forma Combined Condensed Financial
  Data For
  SPX and United Dominion...................................   11
Comparative Historical and Pro Forma Per Share Data.........   12
Risk Factors................................................   14
  Risk Factors Relating to the Merger.......................   14
  Risk Factors Relating to SPX's Business...................   16
The Special Meeting of VSI Holdings Shareholders............   21
  Date, Time and Place......................................   21
  Purpose of the Meeting....................................   21
  Record Date; Quorum.......................................   21
  Required Vote.............................................   21
  Revocation of Proxies.....................................   21
  Solicitation of Proxies...................................   22
The Merger..................................................   23
  Background of the Merger..................................   23
  Reasons for the Merger....................................   26
  Interests of Directors and Officers in the Merger.........   28
  VSI Holdings Board Approval and Recommendation of the
     Merger.................................................   30
  The Merger; Effective Time................................   30
  Merger Consideration......................................   31
  Election of Form of Consideration; Conversion of Shares...   31
  Exchange Agent; Procedures for Exchange of Certificates;
     Fractional Shares......................................   32
  Treatment of VSI Holdings Stock Options; Restricted
     Stock..................................................   33
  Governance Following the Merger...........................   33
  Representations and Warranties............................   33
  VSI Holdings' Conduct of the Business Before Completion of
     the Merger.............................................   34
  Conditions to Completion of the Merger....................   35
  Regulatory Approvals......................................   35
  Termination of the Merger.................................   36
  Effect of Termination.....................................   36
  Indemnification and Insurance.............................   37
  Indemnity and Restriction Agreement.......................   38
  Opinion of VSI Holdings' Financial Advisor................   38
  No Dissenters' Rights.....................................   42
  Accounting Treatment......................................   42
  Certain Federal Income Tax Consequences...................   43
  Resale of SPX Common Stock Issued in the Merger;
     Affiliates.............................................   45
  Asset Purchase Agreement..................................   45
  Advanced Animations Merger Agreement......................   46
Comparative Per Share Prices................................   47
Dividend Policy.............................................   47
Information Concerning SPX..................................   48
Information Concerning VSI Holdings.........................   50
Comparison of Rights of SPX Stockholders and VSI Holdings
  Shareholders..............................................   50

                                                              PAGE
                                                              ----
Legal Matters...............................................   61
Where You Can Find More Information.........................   61
Experts.....................................................   63
Appendix A -- Merger Agreement
Appendix B -- Indemnity and Restriction Agreement
Appendix C -- Opinion of VSI Holdings' Financial Adviser

                      REFERENCES TO ADDITIONAL INFORMATION

     THIS DOCUMENT INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT VSI HOLDINGS THAT IS INCLUDED IN VSI HOLDINGS' ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2000 AND QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED DECEMBER 31, 2000 THAT ARE BEING DELIVERED TO YOU WITH THIS DOCUMENT. IT ALSO INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT SPX THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS DOCUMENT. YOU CAN OBTAIN COPIES OF THE SPX DOCUMENTS INCORPORATED BY REFERENCE INTO THIS PROXY STATEMENT-PROSPECTUS, AS WELL AS COPIES OF THE VSI HOLDINGS DOCUMENTS INCLUDED WITH OR INCORPORATED BY REFERENCE INTO THIS PROXY STATEMENT-PROSPECTUS, BY ACCESSING THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE MAINTAINED AT HTTP://WWW.SEC.GOV. YOU CAN ALSO OBTAIN COPIES OF THOSE DOCUMENTS BY REQUESTING THEM IN WRITING OR BY TELEPHONE FROM THE APPROPRIATE PARTY AT THE FOLLOWING
ADDRESSES:

               SPX CORPORATION                               VSI HOLDINGS, INC.
           700 TERRACE POINT DRIVE                         41000 WOODWARD AVENUE
           MUSKEGON, MICHIGAN 49443                   BLOOMFIELD HILLS, MICHIGAN 48304
        ATTENTION: INVESTOR RELATIONS                  ATTENTION: INVESTOR RELATIONS
                (231) 724-5000                                 (248) 644-0500

     IN ORDER TO RECEIVE DELIVERY OF THE DOCUMENTS IN ADVANCE OF THE SPECIAL
MEETING, YOU SHOULD MAKE YOUR REQUEST NO LATER THAN           , 2001.

     See Where You Can Find More Information on pages 61 through 63.

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

WHAT IS THE PROPOSED MERGER?

     The boards of directors of SPX and VSI Holdings have voted to merge VSI Holdings into SPX. The reasons for the merger are discussed below under The Merger -- Reasons for the Merger. The merger agreement is attached to this proxy statement-prospectus as Appendix A. We encourage you to read it carefully.

WHO MUST APPROVE THE MERGER?

     A majority of the holders of outstanding shares of VSI Holdings common stock must approve the merger agreement. SPX stockholder approval of the merger agreement is not required.

WHAT WILL HAPPEN TO MY VSI HOLDINGS STOCK IN THE MERGER?

     You can elect to receive either all SPX common stock or a combination of SPX common stock and cash in exchange for your VSI Holdings common stock. The amount of stock or cash that you receive will be based on an exchange ratio of
0.043 shares of SPX common stock or $4.35 per share of VSI Holdings common stock. The ratio of 0.043 shares of SPX common stock per share of VSI Holdings common stock was determined at the time of the signing of the merger agreement and was based on a price of $101.17 per share of SPX common stock, which represented the average of the trading price of the SPX common stock over a period of 20 trading days ending on the fifth trading day prior to the signing. The last reported sale price of SPX common stock on April 12, 2001 was $96.31 per share.

     If you hold VSI Holdings stock options when the merger becomes effective, you will automatically receive options exercisable for shares of SPX common stock. Your replacement options will have substantially the same terms and conditions as your VSI Holdings options, except that the per share exercise price and the number of shares issuable to you upon the exercise of the options will be adjusted based on the exchange ratio of 0.043 shares of SPX stock per VSI Holdings share. Unvested VSI Holdings options will become unvested SPX options that will vest in accordance with the original vesting schedule.

     Any shares of restricted VSI Holdings stock you hold will become fully vested as of the effective time of the merger and will be treated the same as any other shares of VSI Holdings common stock in the merger.

IF I CHOOSE THE COMBINED CASH AND STOCK ELECTION, WILL I BE ASSURED OF RECEIVING 45% CASH AND 55% STOCK?

     No. The amount of VSI Holdings common stock converted to cash in the merger is subject to two limitations. First, no more than 45% of the outstanding VSI Holdings shares may be converted to cash. Second, the amount of cash paid by SPX upon conversion of VSI Holdings common stock plus the amount of VSI Holdings affiliated debt assumed by SPX cannot exceed a limit imposed by the merger agreement. This limit is based upon guidelines established by the Internal Revenue Service for issuing letter rulings pertaining to whether a transaction qualifies as a reorganization for federal income tax purposes. If this limit is exceeded, the merger could be treated as a taxable event for VSI Holdings shareholders. Therefore, if VSI Holdings shareholders elect the combined stock and cash consideration for a number of shares that would result in this limit being exceeded, SPX will, on a pro rata basis, reduce the amount of cash consideration and increase the amount of stock consideration for those VSI Holdings shareholders electing the combination consideration.

IF I CHOOSE THE STOCK ELECTION, WILL I BE ASSURED OF RECEIVING ONLY STOCK?

     Yes, other than cash in exchange for any fractional shares. SPX may pay the full amount of the merger consideration in stock. That means all VSI Holdings shareholders who elect to receive only SPX stock in exchange for their VSI Holdings stock will receive stock. Based on the exchange ratio, however, it is possible for a fractional share to remain after the exchange. SPX will not issue fractional shares.

Instead, you will receive a cash payment equal to $101.17 times the fraction of an SPX share to which your would otherwise be entitled.

IF THE TRADING VALUE OF SPX SHARES INCREASES OR DECREASES WILL THE AMOUNT OF SPX COMMON STOCK I RECEIVE CHANGE?

     No, the amount of SPX common stock that you will receive for your VSI Holdings shares that are converted into SPX shares will not change as a result of changes in the price of SPX shares between now and closing. The exchange ratio of 0.043 SPX shares per VSI Holdings share is fixed and was based on an SPX share price of $101.17, which represented the average trading price of SPX shares for a period prior to the signing of the merger agreement. This exchange ratio will not be altered as a result of change in the price of SPX shares prior to closing. However, the price of SPX shares on the closing day could affect the proportions of cash and stock that you will receive if you elect the combination consideration of cash and SPX shares as described below under The
Merger -- Election of Form of Consideration; Conversion of Shares.

WHEN AND HOW DO I MAKE MY ELECTION?

     A form of election and letter of transmittal is enclosed with this proxy statement-prospectus. It provides instructions for electing the type of consideration you would like to receive in the merger and for transmitting your VSI Holdings stock certificates. If you became a shareholder of record after
          , 2001, the record date, you can get a form of election and letter of transmittal from EquiServe Trust Company, N.A., the exchange agent, by calling
          .

     You may only make your election by delivering the form of election and letter of transmittal and other required materials discussed in the form of election and letter of transmittal. The exchange agent must receive your election by the deadline of 5:00 p.m. (Eastern Daylight Savings time) on
          , 2001 (or, if the meeting of VSI Holdings shareholders to approve the merger is postponed, two business days before the date of the meeting). If your election is not received by the deadline and the merger is effected, you will automatically receive stock consideration in exchange for all of your VSI Holdings shares.

CAN I VOTE AGAINST THE MERGER AND STILL MAKE AN ELECTION?

     Regardless of how you intend to vote with respect to the merger agreement, we urge you to complete and sign the form of election and letter of transmittal and return it along with the other required materials. If you do not make an election and the merger is completed, you will automatically receive stock consideration in exchange for all of your VSI Holdings shares.

CAN I CHANGE MY ELECTION?

     Yes. You can change your election by giving written notice to the exchange
agent prior to           , 2001 or by withdrawing your VSI Holdings shares (or
withdrawing your guarantee of delivery of your shares) prior to that deadline. After the deadline, you may not change your election as to the consideration you wish to receive in the merger.

WHEN WILL THE MERGER TAKE EFFECT?

     We are working toward completing the merger as quickly as possible. In addition to your approval, we must obtain regulatory approvals, and the parties must comply with the closing conditions specified in the merger agreement. We expect to complete the merger immediately after the conclusion of the VSI Holdings shareholders meeting.

ARE THERE RISKS THAT I SHOULD CONSIDER IN DECIDING WHETHER TO VOTE FOR THE
MERGER?

     Yes. In evaluating the merger, you should carefully consider the information discussed in the section entitled Risk Factors on page 14.

WHAT DO I NEED TO DO NOW IN ORDER TO VOTE ON THE MERGER?

     After you have carefully read and considered the information in this proxy statement-prospectus, you should complete, sign and mail the enclosed proxy card in the enclosed return envelope as soon as possible so that your shares may be represented at the special meeting. If you do not mark your vote on the proxy card, your shares will be voted for approval of the merger.

IF MY BROKER HOLDS MY VSI HOLDINGS SHARES IN "STREET NAME", WILL MY BROKER AUTOMATICALLY VOTE MY SHARES FOR ME?

     No. Your broker can only vote your shares if you provide instructions on how to vote. To instruct your broker to vote your shares you must follow the instructions that were provided by your broker and enclosed with this proxy statement-prospectus. You must also instruct your broker as to the making of an election pursuant to the form of election and letter of transmittal.

WHAT DO I DO IF I WANT TO CHANGE MY VOTE AFTER I HAVE MAILED IN A SIGNED PROXY CARD?

     You can change your vote in one of the following ways at any time before your proxy is voted at the special meeting. First, you can revoke your proxy by written notice sent to the secretary of VSI Holdings at the address on the notice of the meeting and received prior to the meeting. Second, you can submit a new, later dated proxy card. Third, you can attend the meeting and vote in person. If you instructed a broker to vote your shares, you must follow your broker's directions for changing those instructions.

DO I HAVE DISSENTERS' APPRAISAL RIGHTS?

     No. Under Georgia law, VSI Holdings shareholders are not entitled to dissenters' rights of appraisal in connection with the merger.

WHO CAN HELP ANSWER MY QUESTIONS?

     If you have any questions about the merger or if you need additional copies of this proxy statement-prospectus, the enclosed proxy card or the form of election and letter of transmittal and related materials, you should contact:
the exchange agent, EquiServe Trust Company, N.A. at           .

WHERE CAN I FIND MORE INFORMATION ABOUT SPX AND VSI HOLDINGS?

     You can find information about SPX and VSI Holdings in addition to what is included in this proxy statement-prospectus from various sources described under Where You Can Find More Information.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This proxy statement-prospectus and the documents that are made part of this proxy statement-prospectus by reference to other documents filed with the SEC include various forward-looking statements about SPX and VSI Holdings that are subject to risks and uncertainties, including those described in Risk Factors beginning on page 14. Forward-looking statements include the information concerning future financial performance, business strategy, projected plans, reasons for the merger and objectives of SPX and VSI Holdings.

                                    SUMMARY

     The following summary highlights selected information from this proxy statement-prospectus and does not necessarily contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should carefully read this entire document, including the appendices, and the documents to which we have referred you. See Where You Can Find More Information. References in this document to SPX and VSI Holdings include their subsidiaries unless we have indicated otherwise.

SPX CORPORATION

700 Terrace Point Drive, Muskegon, Michigan 49443, (231) 724-5000

     SPX is a global provider of technical products and systems, industrial products and services, service solutions and vehicle components. Its products include networking and switching products, fire detection and building life-safety products, TV and radio broadcast antennas and towers, transformers, substations and industrial mixers and valves. SPX's products and services also include specialty service tools, diagnostic systems, service equipment, technical information services and vehicle components. With over 14,000 employees worldwide, SPX is a multinational corporation with operations in 19 countries. SPX common stock is traded on the NYSE and the Pacific Exchange under the symbol "SPW".

     On March 12, 2001, SPX announced that it had entered into an agreement for its wholly owned subsidiary to acquire United Dominion Industries Limited in an all-stock transaction. SPX will issue approximately 9.2 million shares to acquire United Dominion. SPX will also assume approximately $876 million in United Dominion debt. United Dominion's financial statements and pro forma SPX financial statements reflecting the impact of the acquisition of United Dominion on SPX are included in a Current Report on Form 8-K filed by SPX on April 13, 2001, which is incorporated by reference into this proxy statement-prospectus.

VSI HOLDINGS, INC.

41000 Woodward Avenue, Bloomfield Hills, Michigan 48304, (248) 644-0500

     VSI Holdings is a leading full service provider of marketing services and customer relationship management, organizational training and development services, and entertaining and educational animatronic displays and other entertainment/edutainment products. VSI Holdings markets its services to the automotive and pharmaceuticals industries and markets its entertainment/edutainment products primarily to theme parks, casinos and museums.

THE MERGER AGREEMENT

     The merger agreement is attached as Appendix A to this proxy statement-prospectus. We encourage you to read the merger agreement. It is the principal document governing the merger.

RECOMMENDATION OF THE BOARD

     The VSI Holdings board of directors has unanimously determined that the merger is in the best interests of VSI Holdings and its shareholders and recommends that you vote FOR the approval of the merger agreement.

OPINION OF VSI HOLDINGS' FINANCIAL ADVISOR

     McDonald Investments, as financial advisor to VSI Holdings' board of directors, has delivered to the board its written opinion dated March 30, 2001 stating that, based upon and subject to the various qualifications and assumptions described in the opinion, the consideration that VSI Holdings shareholders would receive in the merger was fair to the shareholders from a financial point of view. The full text of the opinion is attached as Appendix C to this proxy statement-prospectus, and we encourage you to read it carefully in its entirety. The opinion of McDonald Investments is directed to the VSI Holdings board of directors and does not constitute a recommendation to any shareholder as to how to vote with respect to the merger.

REASONS FOR THE MERGER

     VSI Holdings' board of directors believes that VSI Holdings will become more competitive if it combines with SPX and becomes part of a larger, more significantly diversified and capitalized entity.

     The VSI Holdings board and management anticipate that being part of such a larger entity will provide VSI Holdings with a global scope and the capabilities to more effectively meet customer demands in an industry where size is becoming an increasingly more significant factor. Indeed, the board and management expect the merger to provide VSI Holdings with the potential to undertake significantly larger projects not currently available to it because of its smaller capitalization. Consequently, VSI Holdings' board of directors believes that following the combination with SPX, VSI Holdings will have the potential to realize greater long-term positive operating and financial results than it would on a stand-alone basis. The merger also provides VSI Holdings shareholders with a premium over the price at which VSI Holdings common stock was trading prior to the announcement of the merger and with greater liquidity.

     For SPX, the merger with VSI Holdings complements the strategy of its Service Solutions segment. A key component of this strategy is to provide a comprehensive portfolio of professional services to SPX's customer base. The acquisition of VSI Holdings will broaden the services offered by SPX's Service Solutions segment and allow the segment to market its services to a wider range of customers.

THE SPECIAL MEETING

     The VSI Holdings special meeting will be held on           , 2001 at
[10:00] a.m., Eastern Daylight Savings time, at its Vision Center at 1664 Star Batt Drive, Rochester Hills, Michigan 48309. At the meeting, VSI Holdings shareholders will be asked to approve the merger agreement.

VOTING RIGHTS; APPROVAL OF THE MERGER

     You are entitled to vote at the special meeting if you owned VSI Holdings
shares as of the close of business on the record date of           , 2001. On
the record date, there were           VSI Holdings common shares entitled to
vote at the meeting. Each share entitles its holder to one vote.

     A majority of the holders of outstanding VSI Holdings common stock must approve the merger agreement. If you do not vote or instruct your broker how to vote your shares, it will have the same effect as voting against the merger. SPX stockholders are not required to approve the merger.

SHARE OWNERSHIP OF MANAGEMENT

     As of December 31, 2000, VSI Holdings directors, executive officers and their affiliates owned and were entitled to vote 29,886,937 VSI Holdings shares, representing approximately 90% of the outstanding voting power. The directors and executive officers have expressed an intention to vote in favor of the merger agreement.

INTERESTS OF DIRECTORS AND OFFICERS IN THE MERGER

     When you consider the recommendation of VSI Holdings' board of directors that you vote in favor of the merger, you should be aware that a number of VSI Holdings directors and executive officers may have interests in the merger that are different from, or in addition to, your interests as a shareholder.

     These interests may arise from stock options, employment arrangements, indemnity and insurance arrangements, and provisions in the merger agreement. They also may arise from the indemnity and restriction agreement, the asset purchase agreement and the Advanced Animations merger agreement. For a description of these interests, you should refer to The Merger -- Interests of Directors and Officers in the Merger, -- Indemnity and Restriction
Agreement, -- Asset Purchase Agreement and -- Advanced Animations Merger Agreement below.

INDEMNITY AND RESTRICTION AGREEMENT

     Steve Toth, Jr., who is VSI Holdings' Chairman and CEO and the indirect owner of a majority of VSI Holdings' outstanding shares, entered into an indemnity and restriction agreement when the parties executed the merger agreement. The agreement is attached to this proxy statement-prospectus as Appendix B, and we urge you to read it carefully. Under the agreement, Mr. Toth agreed to reimburse SPX for specific losses, fees and expenses that SPX or VSI Holdings may incur as a result of certain contingencies identified in the agreement. Mr. Toth's obligations will be secured by some of the SPX shares that he will receive in the merger. In addition, the agreement will restrict the ability of Mr. Toth, certain trusts for the benefit of Mr. Toth, his wife and their daughter and a related entity to dispose of their SPX shares received in the merger. Mr. Toth also agreed not to compete with SPX or solicit employees or customers of SPX for a period of five years.

ASSET PURCHASE AGREEMENT

     Steve Toth, Jr. and PII Ventures, L.L.C., an entity owned and controlled (directly and indirectly) by Mr. Toth, also entered into an asset purchase agreement with SPX when the parties executed the merger agreement. Under the asset purchase agreement, PII Ventures agreed to purchase certain assets and assume certain liabilities from SPX following the closing of the merger. The assets are currently held directly or indirectly by VSI Holdings but, following the merger, will be held directly or indirectly by SPX. As consideration for the assets, PII Ventures will pay SPX $3,690,000. SPX is selling the assets to PII Ventures on an "as is, where is" basis, without any representations, warranties or guaranties with respect to fitness, merchantability or otherwise.

ADVANCED ANIMATIONS MERGER AGREEMENT

     In accordance with the terms of the asset purchase agreement, soon after the merger and simultaneously with the closing of the asset purchase agreement, SPX and PII Ventures will execute and deliver a merger agreement providing for the merger of Advanced Animations, Inc. with and into PII Ventures. PII Ventures is owned and controlled (directly or indirectly) by Mr. Toth. Advanced Animations is currently a wholly owned subsidiary of VSI Holdings, but following the merger will be wholly owned by SPX. Under the Advanced Animations merger agreement, Advanced Animations will be sold by SPX to, and merged with and into, PII Ventures, which will result in the ownership by PII Ventures of the assets and liabilities of Advanced Animations. As consideration for the merger, PII Ventures will pay SPX $16,750,000, which amount was negotiated by SPX and Mr. Toth. SPX is selling Advanced Animations to PII Ventures on an "as is, where is" basis, without any representations, warranties or guaranties with respect to fitness, merchantability or otherwise.

COMPARISON OF SHAREHOLDER RIGHTS

     When the merger is completed, VSI Holdings shareholders will become stockholders of SPX. Unlike VSI Holdings, SPX is a Delaware corporation, and the certificate of incorporation and bylaws of SPX differ from those of VSI Holdings. As a result, you will have different rights as a SPX stockholder than you currently have as a VSI Holdings shareholder. For a comparison of the rights of VSI Holdings shareholders under Georgia law and SPX stockholders under Delaware law, you should refer to Comparison of Rights of SPX Stockholders and VSI Holdings Shareholders below.

CONDITIONS TO COMPLETION OF THE MERGER; TERMINATION OF THE MERGER

     In addition to approval of VSI Holdings shareholders, the consummation of the merger is conditioned upon the fulfillment of various other conditions described in the merger agreement. SPX and VSI Holdings may terminate the merger agreement by mutual consent before or after the approval of VSI Holdings' shareholders. In addition, either SPX or VSI Holdings may terminate the merger agreement if conditions specified in the merger agreement have not been satisfied. If the merger agreement is terminated under certain circumstances, or if VSI Holdings consummates or agrees to consummate various transactions specified in the merger agreement within six months of termination, VSI Holdings could be required to pay a $9 million termination fee to SPX. You should refer to The Merger -- Conditions to Completion of the Merger and -- Termination of the Merger below for more information regarding the conditions that must be satisfied to complete the merger and the termination rights and fees.

FEDERAL INCOME TAX CONSEQUENCES

     The parties have not sought, and do not intend to seek, a ruling from the Internal Revenue Service as to the anticipated federal income tax consequences of the merger. Consummation of the merger is conditioned upon SPX's receipt of an opinion of Gardner, Carton and Douglas, its counsel, and VSI Holdings' receipt of an opinion from Miller, Canfield, Paddock and Stone, P.L.C., its counsel, to the effect that, based upon certain facts, representations and assumptions, for federal income tax purposes the merger will constitute a reorganization under section 368(a) of the Internal Revenue Code of 1986, as amended.

     The tax consequences to you of the merger will depend on the facts of your particular situation. We urge you to consult your own tax advisor as to the specific tax consequences of the merger to you, including the applicable federal, state, local and foreign tax consequences. For more information, you should refer to The Merger -- Certain Federal Income Tax Consequences.

ACCOUNTING TREATMENT

     SPX will account for the merger using the purchase method of accounting.

RESTRICTIONS ON RESALE OF SPX STOCK

     You will be able to freely transfer the shares of SPX common stock that you receive in connection with the merger unless you are considered an affiliate of VSI Holdings under the Securities Act of 1933. VSI Holdings affiliates may only sell their SPX shares pursuant to a registration statement or Rule 145 or another exemption from the Securities Act. In addition, Mr. Toth's ability to dispose of his shares is restricted under the indemnity and restriction agreement discussed above. For more information you should refer to The
Merger -- Resale of SPX Common Stock Issued in the Merger; Affiliates below.

                           COMPARATIVE MARKET PRICES

     The following table presents the closing market prices for SPX and VSI Holdings common stock on March 23, 2001, the last full trading day prior to the announcement of the signing of the merger agreement, and as of April 12, 2001. The table also presents the equivalent value per share of VSI Holdings common stock, giving effect to the merger as of that date. The equivalent per share price of VSI Holdings common stock is based on a fixed exchange ratio of 0.043 SPX shares per VSI Holdings share. Because the market prices of SPX and VSI Holdings stock fluctuate from day to day, we urge you to obtain current market quotations to evaluate the merger.

                                                                                     VSI HOLDINGS
                                                          SPX      VSI HOLDINGS    EQUIVALENT VALUE
                                                         ------    ------------    ----------------
March 23, 2001.......................................    $92.95       $3.40             $4.00
April 12, 2001.......................................    $96.31       $4.19             $4.14

             SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF SPX

     The following selected historical consolidated historical financial data are derived from the audited consolidated financial statements of SPX contained in SPX's annual report on Form 10-K for the fiscal year ended December 31, 2000, which is incorporated by reference in this proxy statement-prospectus, and are qualified in their entirety by that document.

     You should read the following data together with the financial information of SPX incorporated by reference in this proxy statement-prospectus. See Where You Can Find More Information.

                                                 AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                          -------------------------------------------------------
                                            1996       1997          1998       1999       2000
                                          --------   --------      --------   --------   --------
                                                  (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
SUMMARY OF OPERATIONS(1)
  Revenues.............................   $2,065.0   $1,954.6(9)   $1,825.4   $2,712.3   $2,678.9
  Operating income (loss)(2)...........      223.1      181.5         (39.5)     313.4      276.1
  Gain on issuance of Inrange stock
     (3)...............................         --       --              --         --       98.0
  Other (expense) income, net (4)......       20.8       72.7          (0.5)      64.3       22.2
  Equity in earnings of EGS (5)........         --       11.8          40.2       34.7       34.3
  Interest expense, net (6)............      (21.5)    (13.2)         (45.1)    (117.6)     (95.0)
                                          --------   --------      --------   --------   --------
  Income (loss) before income taxes....      222.4      252.8         (44.9)     294.8      335.6
  Income tax (expense) benefit.........      (89.0)   (121.8)           3.2     (187.3)    (137.3)
                                          --------   --------      --------   --------   --------
  Income (loss) from continuing
     operations........................      133.4      131.0         (41.7)     107.5      198.3
  Discontinued operation, net of tax...         --        2.3            --         --         --
  Cumulative effect of accounting
     change (7)........................         --      (3.7)            --         --         --
  Extraordinary item, net of tax.......         --       --              --       (6.0)      (8.8)
                                          --------   --------      --------   --------   --------
  Net income (loss)....................   $  133.4   $  129.6      $  (41.7)  $  101.5   $  189.5
                                          ========   ========      ========   ========   ========
  Income (loss) per share from
     continuing   operations:
     Basic.............................   $   6.41   $   6.23      $  (1.94)  $   3.50   $   6.44
     Diluted...........................       6.25       6.22         (1.94)      3.46       6.25
  Weighted average number of common
       shares outstanding:
     Basic.............................       20.8       21.0          21.5       30.8       30.8
     Diluted...........................       21.9       21.1          21.5       31.1       31.8
  Dividends paid.......................       47.6       51.7         820.7(8)       --        --
OTHER FINANCIAL DATA:
  Total assets.........................   $1,551.0    1,388.0      $2,968.3   $2,846.0   $3,164.6
  Total debt...........................      206.9      216.4       1,515.6    1,114.7    1,295.6
  Other long-term obligations..........      166.7      174.4         431.9      521.8      595.5
  Shareholders' equity.................      743.8      629.7         390.5      552.3      608.2
  Capital expenditures.................       59.3       56.5          69.2      102.0      123.3
  Depreciation and amortization........       69.2       65.3          69.4      105.4      110.9

---------------
(1) On October 6, 1998, SPX completed the merger of SPX and General Signal, which was accounted for as a reverse acquisition of SPX by General Signal. See Note 2 to the consolidated financial statements included in SPX's annual report on Form 10-K for the year ended December 31, 2000 for further discussion.

(2) In 1996, SPX recorded a charge of $13.7 for asset write-downs, lease termination costs, severance, warranty repairs, environmental matters, insurance recovery of destroyed assets, and a royalty settlement.

    In 1997, SPX recorded $27.9 of charges for asset valuations, restructuring charges, lease termination costs and other matters, offset by a $10.0 gain on the settlement of patent litigation and the sale of related patents.

    In the fourth quarter of 1998, SPX recorded special charges of $101.7, which included $69.3 of costs associated with closing the former General Signal corporate office and $32.4 of restructuring costs related to General Signal operations. Additionally, SPX recorded $108.2 of other one-time charges related to the General Signal merger and the restructuring.

    In 1999, SPX recorded special charges of $38.4 associated with restructuring actions initiated throughout the businesses.

    SPX recorded special charges of $90.9 in 2000 primarily associated with restructuring initiatives to consolidate manufacturing facilities, rationalize certain product lines and asset impairments. Additionally, SPX recorded a charge of $12.3 against cost of goods sold for discontinued product lines associated with restructuring and other product changes primarily within the Service Solutions segment.

    See Note 4 to the consolidated financial statements included in SPX's annual report on Form 10-K for the year ended December 31, 2000 for further discussion.

(3) In 2000, Inrange Technologies, a subsidiary of SPX, issued 8,855,000 shares of its class B common stock for cash in an initial public offering. Accordingly, SPX recorded a $98.0 pretax gain. See Note 5 to the consolidated financial statements included in SPX's annual report on Form 10-K for the year ended December 31, 2000 for further discussion.

(4) In 1996, SPX recorded a $29.0 gain on the sale of Kinney Vacuum Company.

    In 1997, SPX recorded a $63.7 gain on the sale of General Signal Power Group and a $9.0 gain on the sale of an equity interest in a Mexican company.

    In 1999, SPX recorded pretax gains of $23.8 associated with the divestiture of Best Power and $29.0 associated with the divestiture of Dual-Lite and an investment in a Japanese joint venture. Additionally, in 1999 SPX recorded a pretax gain of $13.9 on the sale of marketable securities.

    In 2000, SPX recorded a $23.2 million pretax gain on the settlement of a patent infringement suit against American Power Conversion Corporation. See
    Note 15 to the consolidated financial statements included in SPX's annual report on Form 10-K for the year ended December 31, 2000 for further discussion.

(5) These amounts represent SPX's share of the earnings of EGS Electrical Group LLC, a joint venture between SPX and Emerson Electric Co., formed during the third quarter of 1997. See Note 9 to the consolidated financial statements included in SPX's annual report on Form 10-K for the year ended December 31, 2000 for further discussion.

(6) The increase in interest expense after 1997 relates to the General Signal merger. See Notes 2 and 13 to the consolidated financial statements included in SPX's annual report on Form 10-K for the year ended December 31, 2000 for further discussion.

(7) In November 1997, the Emerging Issues Task Foce of the FASB issued consensus 97-13, "Accounting for costs Incurred in Connection with a Consulting Engagement or an Internal Project that Combines Business Process and Reengineering and Information Technology Transformation" (EITF 97-13). EITF 97-13 required all previously capitalized business process reengineering costs to be expensed as a cumulative effect of a change in accounting principle. SPX recorded a charge of $3.7, net of tax, in connection with EITF 97-13 in the fourth quarter of 1997.

(8) Includes $784.2, which was the cash portion of the consideration paid in the General Signal merger in 1998 and which was accounted for as a special dividend.

(9) During the third quarter of 1997, SPX sold General Signal Power Group and contributed substantially all of the assets of General Signal Electrical Group to EGS.

        SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF VSI HOLDINGS

     The following selected historical consolidated financial data are derived from the audited consolidated financial statements of VSI Holdings contained in VSI Holdings' annual report on Form 10-K for the fiscal year ended September 30, 2000 and from VSI Holdings' unaudited consolidated historical financial statements contained in its quarterly report on Form 10-Q for the period ended December 31, 2000, which are being delivered with and incorporated by reference in this proxy statement-prospectus, and are qualified in their entirety by those documents. VSI Holdings' operating results for the three months ended December 31, 2000 are not necessarily indicative of results for the full fiscal year ending September 30, 2001. VSI Holdings paid no dividends on its common stock during any of the periods presented and has no current plans to change that policy.

     You should read the following data together with the financial information of VSI Holdings delivered with and incorporated by reference in this proxy statement-prospectus. See Where You Can Find More Information.

                                                                                                   THREE MONTHS
                                                                                                       ENDED
                                                                                                   DECEMBER 31,
                                         AS OF AND FOR THE YEAR ENDED SEPTEMBER 30,               ---------------
                                 -----------------------------------------------------------         UNAUDITED
                                 1996(2)(4)   1997(2)(4)      1998(1)   1999(1)      2000(1)       1999     2000
                                 ----------   ----------      -------   -------      -------       ----     ----
                                                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
OPERATING DATA
  Net sales....................    $128.2       $130.5        $163.2    $143.4       $187.3       $ 38.1   $ 43.3
  Income (loss) from continuing
     operations................       9.1          9.7           9.2      (0.5)(5)      5.6(5)       0.9      1.4
  Income (loss) from continuing
     operations per share......      0.18         0.20          0.28     (0.02)        0.17         0.03     0.04
  Number of shares.............      32.8         32.8          32.9      32.8         33.1         32.8     33.2
BALANCE SHEET DATA
  Working capital..............    $  9.1       $ (1.9)(3)    $  9.1    $  9.1       $ 10.2       $ 16.0   $ 12.8
  Total assets.................      66.9         77.0          89.6      98.3        116.1         97.9    110.4
  Long-term debt...............       1.9          5.3          17.5      19.3         19.4         19.2     18.9
  Redeemable common stock......        --           --           2.0        --           --           --       --
  Total liabilities............      36.8         65.4          69.4      76.0         88.6         72.7     83.2
  Stockholders' equity.........      28.0         11.7(3)       20.2      22.3         27.6         25.2     27.2

------------------
(1) September 30, 1998, 1999 and 2000 balance sheet data and operating data exclude BKNT Retail Stores, Inc. accounts.

(2) September 30, 1996, and 1997 balance sheet data include the accounts of BKNT Retail Stores, Inc. The operating data excludes the operations of BKNT Retail Stores, Inc.

(3) See Item 13 Declared Distributions to Stockholders in VSI Holdings' annual report on Form 10-K for the year ended September 30, 2000 regarding distributions of previously taxed undistributed earnings to the stockholders of acquired subsidiaries. This reduced working capital and stockholders' equity.

(4) 1996 and 1997 operating data and earnings per share information are pro forma amounts and have been calculated as if the subsidiaries had been consolidated for both years.

(5) The loss from continuing operations in 1999 includes charges to earnings of $0.4 and $2.2 related to the impairment of long-lived assets and a reduction in the value of goodwill, respectively. The income from continuing operations in 2000 includes a charge to earnings of $0.5 related to the impairment of long-lived assets. See Notes 2 and 4 of Notes to consolidated financial statements included in VSI Holdings' annual report on Form 10-K for the year ended September 30, 2000 for further discussion.

         SUMMARY UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL DATA
                           OF SPX AND UNITED DOMINION

     The summary pro forma combined SPX and United Dominion financial data is presented as if this merger had occurred as of January 1, 2000 for statement of income data and on December 31, 2000 for balance sheet data. See the SPX current report on Form 8-K filed on April 13, 2001 Financial Statements, Pro Forma Financial Information and Exhibits for further information regarding the pro forma combined SPX and United Dominion financial data. The Form 8-K is incorporated by reference in this proxy statement-prospectus, which is qualified in its entirety by the Form 8-K.

     SPX will account for the United Dominion acquisition using the purchase method of accounting. The estimated purchase price was allocated to the United Dominion assets and liabilities assumed based on SPX management's current estimate of their fair market values. The final allocation of the purchase price to the assets and liabilities assumed will not be completed until after that acquisition is completed and will include independent appraisals and the results of SPX's strategic review to determine fair values. SPX management believes the following preliminary allocations of the purchase price are reasonable based upon currently available information, but the allocations could change materially upon the completion of the appraisals and strategic review. United Dominion's financial position and results of operations will not be included in SPX's consolidated financial statements prior to the date that acquisition is completed.

     The pro forma combined SPX and United Dominion financial data is intended for informational purposes only, and does not purport to represent what SPX's results of continuing operations or financial position would actually have been had the merger in fact occurred as of January 1, 2000 for statement of income and related data or December 31, 2000 for balance sheet data or to project the results for any future date or period. Upon consummation of the merger, the actual financial position and results of operations of SPX may differ, perhaps significantly, from the pro forma amounts reflected herein due to a variety of factors, including changes in operating results between the date of the pro forma financial information and the date of the United Dominion merger and thereafter, as well as the factors discussed under Risk Factors.

     You should read the information presented in the following table in conjunction with the SPX historical financial statements and related notes, the United Dominion historical financial statements and related notes, and the Current Report on Form 8-K filed on April 13, 2001 by SPX that are incorporated by reference in this proxy statement-prospectus.

                                                            AS OF AND FOR THE
                                                                YEAR ENDED
                                                            DECEMBER 31, 2000
                                                           --------------------
                                                               (UNAUDITED)
                                                           (IN MILLIONS, EXCEPT
                                                            PER SHARE AMOUNTS)
OPERATING RESULTS:
  Revenues.............................................          $5,045.1
  Operating income.....................................             413.9
  Gain on issuance of Inrange stock....................              98.0
  Other (expense) income, net..........................              12.3
  Equity in earnings of EGS............................              34.3
  Interest expense, net................................            (191.5)
                                                                 --------
  Income before income taxes...........................             367.0
  Income tax expense...................................            (165.0)
                                                                 --------
  Income before extraordinary item.....................             202.0
                                                                 ========
  Earnings per common share before extraordinary item:
     Basic.............................................          $   5.05
     Diluted...........................................              4.93
OTHER FINANCIAL DATA:
  Cash and equivalents.................................          $  175.1
  Total assets.........................................           5,876.2
  Long-term debt.......................................           2,304.0
  Other long-term obligations..........................           1,002.6
  Total shareholders' equity...........................           1,540.9
  Capital expenditures.................................             177.1
  Depreciation and amortization........................             212.8

         COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

     The following table presents:

     - Historical per share data for SPX and for VSI Holdings;

     - Pro forma combined SPX/VSI Holdings per share data and related VSI Holdings equivalent per share data; and

     - Pro forma combined SPX/United Dominion per share data and related VSI Holdings equivalent per share data.

     The pro forma combined SPX/VSI Holdings per share data is presented as if the merger had occurred as of January 1, 2000 for statement of income data and on December 31, 2000 for the balance sheet data, assuming an exchange ratio of
0.043 shares of SPX's common stock for each share of VSI common stock and that 30% of the merger will be in cash at $4.35 per share of common stock. This pro forma also excludes the operational results and assets associated with the asset purchase agreement and the Advanced Animations merger agreement, which will be sold by SPX at the completion of the merger.

     The pro forma combined SPX/United Dominion per share data is presented as if this merger had occurred as of January 1, 2000 for statement of income data and on December 31, 2000 for balance sheet data. See the SPX current report on Form 8-K filed on April 13, 2001 Financial Statements, Pro Forma Financial Information and Exhibits for further information regarding the pro forma combined SPX/United Dominion per share data.

     The pro forma combined SPX/VSI Holdings per share data, the pro forma combined SPX/United Dominion per share data, and the related VSI Holdings equivalents are intended for informational purposes only, and do not purport to represent what SPX's results of continuing operations would actually have been had the mergers in fact occurred as of January 1, 2000 for statement of income data or December 31, 2000 for balance sheet data or to project the results for any future date or period. Upon consummation of these mergers, the actual financial position and results of operations of SPX may differ, perhaps significantly, from the pro forma amounts reflected herein due to a variety of factors, including changes in operating results between the date of the pro forma financial information and the respective dates of the two mergers and thereafter, as well as the factors discussed under Risk Factors.

     You should read the information presented in the following tables in conjunction with the SPX historical financial statements and related notes, the VSI Holdings historical financial statements and related notes, and the Current Report on Form 8-K filed on April 13, 2001 by SPX that are delivered with or incorporated by reference in this proxy statement-prospectus.

                                                         UNAUDITED PRO FORMA              UNAUDITED PRO FORMA
                                                      COMBINED SPX/VSI HOLDINGS      COMBINED SPX/UNITED DOMINION
                                                     ----------------------------   -------------------------------
                         HISTORICAL    HISTORICAL                   VSI HOLDINGS                      VSI HOLDINGS
                            SPX       VSI HOLDINGS   PRO FORMA      EQUIVALENT(2)   PRO FORMA         EQUIVALENT(2)
                         ----------   ------------   ---------      -------------   ---------         -------------
Fiscal year ended:(1)
  Income per share
      from continuing
      operations
    Basic.............     $ 6.44        $0.17        $ 6.32            $0.27        $ 5.05               $0.22
    Diluted...........       6.25         0.17          6.14             0.26          4.93                0.21
  Dividends per
    share(3)..........         --           --            --               --            --                  --
At Fiscal year end:(1)
  Book value per
    share(4)..........     $20.06        $0.83        $22.48            $0.97        $38.98               $1.68

---------------
(1) Historical SPX per share information is as of December 31, 2000. Historical VSI Holdings per share information is as of September 30, 2000. Pro forma combined SPX/VSI Holdings per share information was computed using historical SPX information as of December 31, 2000 and historical VSI Holdings information as of September 30, 2000. Pro forma combined SPX/United Dominion per share information was computed using historical SPX information as of December 31, 2000 and historical United Dominion information as of December 31, 2000.

(2) The table reflects the VSI Equivalent per share of VSI Holdings for each pro forma presented by multiplying the pro forma per share information by the exchange ratio of 0.043.

(3) Neither SPX or VSI Holdings paid any dividends during the periods.

(4) The book value per share is computed by dividing stockholders' equity by the number of shares of stock outstanding at fiscal year end. Historical SPX shares outstanding were 30,322,000 at December 31, 2000. Historical VSI Holdings shares outstanding were 33,180,000 at September 30, 2000. The pro forma combined SPX/VSI Holdings shares outstanding were 31,330,000 at December 31, 2000. The pro forma combined SPX/United Dominion shares outstanding were 39,530,000 at December 31, 2000.

                                  RISK FACTORS

     In addition to the other information included in this proxy statement-prospectus, including the matters addressed in Special Note Regarding Forward-Looking Statements, you should carefully consider the matters described below in determining whether you should vote in favor of the merger.

RISK FACTORS RELATING TO THE MERGER

THE VALUE OF THE CONSIDERATION THAT YOU RECEIVE IN THE MERGER MAY DEPEND ON THE PRICE OF SPX COMMON STOCK.

     In recent years the stock market in general has experienced extreme price and volume fluctuations, which have often been unrelated to operating performance. These broad market fluctuations have in the past adversely affected, and may in the future adversely affect, the market price of SPX's common stock. Fluctuations in the price of SPX's common stock will affect the value of the consideration received by VSI Holdings shareholders in the merger.

     Under the terms of the merger agreement, the stock consideration you will receive for your VSI Holdings shares is based on an exchange ratio of 0.043 shares of SPX common stock per share of VSI Holdings common stock. That exchange ratio was determined using a formula based, in part, on an average price for SPX common stock prior to the date the merger agreement was signed. There can be no assurance that the market price of SPX common stock on and after the effective time of the merger will be higher or lower than the price used in determining the exchange ratio or the price as of any other date. The SPX common stock price used for purposes of this formula was $101.17. The last reported price of SPX common stock on April 12, 2001 was $96.31. In addition, a decline in the price of SPX shares may have the effect of reducing the proportion of cash consideration paid by SPX for VSI Holdings shares. See The Merger -- Merger Consideration and -- Election of Form of Consideration; Conversion of Shares. VSI Holdings shareholders should obtain and consider recent trading prices of SPX common stock in determining whether to vote in favor of the merger agreement and the consummation of the merger as well as whether to elect all stock consideration or a combination of stock consideration and cash consideration.

YOU MAY NOT RECEIVE THE AMOUNT OF CASH THAT YOU ELECT TO RECEIVE IN THE MERGER.

     The amount of VSI Holdings common stock converted to cash in the merger is subject to two limitations. First, no more than 45% of the outstanding VSI Holdings shares may be converted to cash. Second, the amount of cash paid by SPX upon conversion of VSI Holdings common stock plus the amount of VSI Holdings debt owed to affiliates assumed by SPX cannot exceed a limit imposed under federal tax law. If this limit is exceeded, the merger would be treated as a taxable event for VSI Holdings shareholders. Therefore, if VSI Holdings shareholders elect the combined stock and cash consideration for a number of shares that would result in the tax limit being exceeded, SPX will reduce the amount of cash consideration, and increase the amount of stock consideration for those VSI Holdings shareholders electing the combination consideration on a pro rata basis. See The Merger -- Election of Form of Consideration; Conversion of Shares. Therefore, it is possible that you may not receive the amount of cash that you request in your form of election in the merger. In addition, VSI Holdings shareholders who make no election as to the consideration they wish to receive on their form of election or who fail to make a valid and timely election in accordance with the designated procedures will receive only stock consideration under the terms of the merger agreement and will not be able to control to any extent the form of consideration they receive in the merger. However, SPX will pay cash in lieu of fractional shares of SPX common stock.

THE TERMINATION FEE COULD MAKE A COMPETING TAKEOVER PROPOSAL MORE DIFFICULT AND EXPENSIVE.

     VSI Holdings must pay SPX a termination fee of $9 million if the merger agreement terminates under specified circumstances. See The Merger -- Effect of Termination. The termination fee could discourage another company from making a competing takeover proposal that could be more advantageous to VSI Holdings' shareholders by making the competing proposal more difficult or expensive, or it could deter VSI Holdings from entering into an alternative transaction.

THE INTEREST OF VSI HOLDINGS DIRECTORS AND OFFICERS IN THE MERGER MAY BE DIFFERENT FROM THE INTERESTS OF OTHER SHAREHOLDERS.

     Some of the directors and officers of VSI Holdings have interests in the merger that are different from, and/or in addition to, the interests of VSI Holdings' shareholders. These interests may influence these directors and officers in making their recommendation that you vote in favor of the merger agreement. In that regard, see the discussion under The Merger -- Interests of Directors and Officers in the Merger, -- Indemnity and Restriction
Agreement, -- Asset Purchase Agreement and -- Advanced Animations Merger Agreement.

THE PENDING MERGER COULD NEGATIVELY IMPACT VSI HOLDINGS' FUTURE BUSINESS OPERATIONS.

     VSI Holdings customers may, in response to the pending merger, delay or defer purchasing decisions. Any delay or deferral in purchasing decisions by customers could have a material adverse effect on VSI Holdings' business, regardless of whether or not the merger is ultimately completed. Some current and prospective VSI Holdings employees may experience uncertainty about their future role within the combined companies. This may adversely affect VSI Holdings' ability to attract and retain key management, marketing, technical, sales and other personnel.

IF SPX AND VSI HOLDINGS FAIL TO COMPLETE THE MERGER, IT COULD NEGATIVELY IMPACT VSI HOLDINGS' STOCK PRICE AND FUTURE BUSINESS AND OPERATIONS.

     If the merger is not completed for any reason, VSI Holdings may be subject to a number of material risks, including the following:

     - VSI Holdings may, under certain circumstances, be required to pay SPX a termination fee of $9 million;

     - the price of VSI Holdings common stock may decline to the extent that the current market price of VSI Holdings common stock reflects an assumption that the merger will be completed; and

     - VSI Holdings must pay its costs related to the merger, including legal and accounting fees and financial advisory expenses.

     Further, if the merger is terminated and VSI Holdings' board of directors determines to seek another merger or business combination, it may not be able to find a partner willing to pay an equivalent or more attractive price than that which would have been paid in the merger.

IF MEMBERS OF VSI HOLDINGS' MANAGEMENT LEAVE AFTER THE MERGER, SPX MAY NOT REALIZE THE POTENTIAL BENEFITS OF THE MERGER.

     Success of the merger will depend, in part, on the continued services of VSI Holdings' senior management personnel and of its key technical and sales personnel. If members of VSI Holdings' current management were to terminate their employment with VSI Holdings, the ability of SPX to manage VSI Holdings' business and workforce after the merger could be harmed and the operations of SPX's Service Solutions business could be disrupted. Although SPX has entered into employment agreements with several members of the VSI Holdings management team that will take effect upon completion of the merger, these agreements may not result in the retention of the members of the management of VSI Holdings for any significant period of time. A loss of any member of VSI Holdings' management could prevent or defer realization of the benefits that SPX anticipates from the merger.

THE MERGER COULD HARM KEY VSI HOLDINGS CUSTOMER AND THIRD-PARTY RELATIONSHIPS.

     The proposed merger could harm relationships with customers and other third parties with whom VSI Holdings does business. For example, the continuance of VSI Holdings' customer relationships is generally based on continued contractual commitments. Customers might postpone or cancel sales orders for VSI Holdings' products and services if they perceive that customer service and support would decline as a result of the merger. Any changes in customer relationships could harm the combined company's business. VSI Holdings' customers and other third parties may delay or defer decisions concerning using VSI Holdings products. Any changes in strategic partner relationships could harm VSI Holdings' business and diminish the benefits that SPX anticipates from the merger.

THE PRICE OF SPX COMMON STOCK MAY BE AFFECTED BY FACTORS DIFFERENT FROM THOSE AFFECTING THE PRICE OF VSI HOLDINGS COMMON STOCK.

     Upon completion of the merger, each holder of VSI Holdings common stock will become a holder of SPX common stock. SPX's business differs from that of VSI Holdings, and SPX's results of operations and the price of SPX common stock may be affected by factors different from those that affected VSI Holdings' results of operations and the price of VSI Holdings common stock before the merger. For a discussion of SPX's and VSI Holdings' businesses and the factors to consider in connection with those businesses, see SPX's annual report on Form 10-K for the fiscal year ended December 31, 2000 and other documents SPX has subsequently filed with the SEC, which are incorporated by reference into this proxy statement-prospectus, and VSI Holdings' annual report on Form 10-K for the fiscal year ended September 30, 2000 and other documents VSI Holdings has subsequently filed with the SEC, which are delivered with and incorporated by reference into this proxy statement-prospectus.

RISK FACTORS RELATING TO SPX'S BUSINESS

SPX'S LEVERAGE MAY AFFECT ITS BUSINESS AND MAY RESTRICT ITS OPERATING
FLEXIBILITY.

     As of the end of February 2001, SPX had approximately $1.9 billion in total indebtedness. If SPX completes the acquisitions of United Dominion and VSI Holdings, SPX will be more leveraged than it is at present. In that event, SPX will be required to service the principal and interest obligations on total indebtedness of as much as $3.0 billion. As such, SPX may be particularly susceptible to adverse changes in its industry, the economy and the financial markets generally. In addition, subject to certain restrictions set forth in the credit facility, SPX may incur additional indebtedness in the future. The level of SPX's indebtedness could:

     - limit cash flow available for general corporate purposes, such as acquisitions and capital expenditures, due to the ongoing cash flow requirements for debt service;

     - limit SPX's ability to obtain, or obtain on favorable terms, additional debt financing in the future for working capital, capital expenditures or acquisitions;

     - limit SPX's flexibility in reacting to competitive and other changes in the industry and economic conditions generally;

     - expose SPX to a risk that a substantial decrease in net operating cash flows could make it difficult to meet debt service requirements; and

     - expose SPX to risks inherent in interest rate fluctuations because the existing borrowings are, and any new borrowings may be, at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates.

     Moreover, SPX's conduct of its business is restricted, and its ability to incur additional debt is limited, by restrictive covenants in its existing credit agreement. These restrictive covenants will continue in SPX's restated credit agreement. In particular, any debt incurrence restrictions may limit SPX's ability to service its existing debt obligations through additional debt financing if cash flow from operations is insufficient to service these obligations.

     SPX's ability to make scheduled payments of principal of, to pay interest on, or to refinance, its indebtedness and to satisfy its other debt obligations will depend upon SPX's future operating performance, which may be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond its control. In addition, there can be no assurance that future borrowings or equity financing will be available for the payment or refinancing of SPX's indebtedness. If SPX is unable to service its indebtedness, whether in the ordinary course of business or upon acceleration of the indebtedness, SPX may be forced to pursue one or more alternative strategies, such as restructuring or refinancing its indebtedness, selling assets, reducing or delaying capital expenditures or seeking additional equity capital. There can be no assurance that any of these strategies could be effected on satisfactory terms, if at all.

SPX'S FAILURE TO SUCCESSFULLY INTEGRATE UNITED DOMINION, VSI HOLDINGS AND OTHER RECENT ACQUISITIONS, AS WELL AS ANY FUTURE ACQUISITIONS, COULD HAVE A NEGATIVE EFFECT ON ITS OPERATIONS.

     As part of SPX's business strategy, it reviews acquisitions in the ordinary course. In 2000, SPX made 21 acquisitions of businesses for an aggregate price of approximately $226.8 million. SPX's past acquisitions and any potential future acquisitions involve a number of risks and present financial, managerial and operational challenges, including:

     - adverse effects on SPX's reported operating results due to the amortization of goodwill associated with acquisitions;

     - diversion of management attention from running SPX's existing businesses;

     - difficulty with integration of personnel and financial and other systems;

     - increased expenses, including compensation expenses resulting from newly hired employees;

     - assumption of unknown liabilities; and

     - potential disputes with the sellers of acquired businesses, technologies, services or products.

     SPX may not be able to integrate successfully the technology, operations and personnel of any acquired business. Customer dissatisfaction or performance problems with an acquired business, technology, service or product could also have a material adverse effect on SPX's reputation and business. In addition, any acquired business, technology, service or product could underperform relative to SPX's expectations. SPX could also experience financial or other setbacks if any of the businesses that it has acquired or may acquire in the future have problems of which it is not aware. In addition, as a result of future acquisitions, SPX may further increase its leverage or, if SPX issues equity securities to pay for future acquisitions, it may dilute its existing stockholders.

     SPX regularly engages in discussions with respect to potential acquisitions and joint ventures, some of which may be material. SPX cannot assure you that it will be able to consummate any transactions under negotiation or identify, acquire or make investments in any promising acquisition candidates on acceptable terms. Competition for acquisition or investment targets could result in increased acquisition or investment prices and a diminished pool of businesses, technologies, services or products available for acquisition or investment, which could materially affect SPX's growth rate.

     In addition, on March 12, 2001, SPX announced that it had entered into an agreement for a wholly owned subsidiary to acquire United Dominion in an all-stock transaction. SPX will issue approximately 9.2 million shares to acquire United Dominion. SPX will also assume approximately $876 million in United Dominion debt. SPX expects that the United Dominion acquisition will be dilutive to its earnings per share in the current fiscal year and will be accretive thereafter. This assumes that SPX will be able to take advantage of synergies that SPX expects will be created by the acquisition of United Dominion.

     The success of the business combination of SPX and United Dominion will in large part be dependent on the ability of SPX, following the completion of that merger, to realize cost savings and, to a lesser extent, to consolidate operations and integrate processes. The integration of businesses, moreover, involves a number of risks, including the diversion of management's attention to the assimilation of the operations from other business concerns, delays or difficulties in the actual integration of operations or systems, and challenges in retaining customers and key personnel of the acquired company. We cannot assure you that future consolidated results will improve as a result of the business combination of SPX and United Dominion, or that the timing or extent of the cost savings and efficiencies that are anticipated by SPX will be achieved.

     Following the closing of the United Dominion merger, SPX will be finalizing its strategic review of United Dominion's businesses and its plans to integrate the operations of United Dominion. Integration and rationalization of the operations of United Dominion may include certain costs that in turn would result in additional purchase consideration or in a charge to earnings of the combined company. Any additional purchase consideration or a charge to operations, which cannot now be quantified fully, may be material and would either adjust the purchase accounting or be recognized as a charge to earnings in the period in which such a charge occurs. These costs may include severance and related employee benefits costs, costs to close or consolidate facilities, integration costs, relocation and moving costs, training costs, and gains or losses on business divestitures, among others. Over the past five years, SPX has recorded several special charges to its results of operations associated with cost reductions, integrating acquisitions and achieving operating efficiencies. SPX believes that its actions have been required to improve its operations and, as described above, will, if necessary, record future charges as appropriate to address costs and operational efficiencies at the combined company.

THE UNITED DOMINION ACQUISITION MAY NOT BE COMPLETED, WHICH MAY ADVERSELY AFFECT SPX'S STOCK PRICE.

     The completion of the United Dominion acquisition is subject to a number of conditions, including the approval of the United Dominion shareholders. It is possible that, as a result of the failure to meet one or more of the closing conditions or otherwise, SPX will be unable to complete the United Dominion acquisition. A failure by SPX to complete the United Dominion acquisition could result in a decline in the price of SPX's common stock.

THE LOSS OF KEY PERSONNEL AND ANY INABILITY TO ATTRACT AND RETAIN QUALIFIED EMPLOYEES COULD MATERIALLY ADVERSELY IMPACT SPX'S OPERATIONS.

     SPX is dependent on the continued services of its management team, including its Chairman of the Board, President and Chief Executive Officer. The loss of any member of its management team without adequate replacement could have a material adverse effect on SPX. Additionally, SPX needs qualified managers and skilled employees with technical and manufacturing industry experience in order to operate its business successfully. From time to time there may be a shortage of skilled labor, which may make it more difficult and expensive for SPX to attract and retain qualified employees. If SPX is unable to attract and retain qualified individuals or its costs to do so increase significantly, SPX's operations could be materially adversely affected.

MANY OF THE INDUSTRIES IN WHICH SPX OPERATES ARE CYCLICAL AND, ACCORDINGLY, ITS BUSINESS IS SUBJECT TO CHANGES IN THE ECONOMY.

     Many of the business areas in which SPX operates are subject to specific industry and general economic cycles. Certain businesses are subject to industry cycles, including the automotive industry, which influences SPX's Vehicle Components and Service Solutions segments, the process equipment and electric power markets, which influence its Industrial Products and Services segment and the telecommunications networks and building construction industries, which influence its Technical Products and Systems segment. Accordingly, any downturn in these or other markets in which SPX participates could materially adversely affect it. A decline in automotive sales and production may also affect not only sales of components, tools and services to vehicle manufacturers and their dealerships, but also sales of components, tools and services to aftermarket customers, and could result in a decline in SPX's results of operations or a deterioration in its financial condition. Similar cyclical changes could also affect aftermarket sales of products in SPX's other segments. If demand changes and SPX fails to respond accordingly, its results of operations could be materially adversely affected in any given quarter. Negative changes in the business cycles of SPX's different operations may occur contemporaneously. Consequently, the effect of an economic downturn may have a magnified negative effect on SPX's business. In 2001, SPX's revenue and earnings growth may be adversely affected by a softer economy. There is also substantial and continuing pressure from the major original equipment manufacturers, particularly in the automotive industry, to reduce costs, including the cost of products and services purchased from outside suppliers such as SPX. If in the future SPX were unable to generate sufficient cost savings to offset price reductions, SPX's gross margins could be materially adversely affected.

IF FUTURE CASH FLOWS ARE INSUFFICIENT TO RECOVER THE CARRYING VALUE OF SPX'S GOODWILL, A MATERIAL NON-CASH CHARGE TO EARNINGS COULD RESULT.

     SPX had goodwill and intangible assets of $1.2 billion and shareholders' equity of $0.6 billion at December 31, 2000. If SPX completes the acquisitions of United Dominion and VSI Holdings, goodwill and intangible assets could be approximately $2.4 billion and shareholders' equity could be approximately $1.6 billion. SPX expects to recover the carrying value of goodwill through its future cash flows. On an ongoing basis, SPX evaluates, based on projected undiscounted cash flows, whether it will be able to recover all or a portion of the carrying value of goodwill. If future cash flows are insufficient to recover the carrying value of SPX's goodwill, SPX must write off a portion of the unamortized balance of goodwill. There can be no assurance that circumstances will not change in the future that will affect the useful life or carrying value of SPX's goodwill.

SPX IS SUBJECT TO ENVIRONMENTAL LAWS AND POTENTIAL EXPOSURE TO ENVIRONMENTAL LIABILITIES.

     SPX is subject to various federal, state and local environmental laws, ordinances and regulations, including those governing the remediation of soil and groundwater contaminated by petroleum products or hazardous substances or wastes, and the health and safety of its employees. Under certain of these laws, ordinances or regulations, a current or previous owner or operator of property may be liable for the costs of removal or remediation of certain hazardous substances or petroleum products on, under, or in its property, without regard to whether the owner or operator knew of, or caused, the presence of the contaminants, and regardless of whether the practices that resulted in the contamination were legal at the time they occurred. The presence of, or failure to remediate properly, these substances may materially adversely affect the ability to sell or rent the property or to borrow funds using the property as collateral. In connection with its acquisitions, SPX may assume significant environmental liabilities of which it is not aware. SPX is not aware of any issues relating to environmental matters that are reasonably likely to result in a material adverse effect on its results of operations, but it is possible that future developments related to new or existing environmental matters or changes in environmental laws or policies could lead to material costs for environmental compliance or cleanup. There can be no assurance that these costs, if any, will not have a material adverse effect on SPX's results of operations or financial position in the future.

SPX'S INRANGE SUBSIDIARY IS SUBJECT TO VARIOUS RISKS AND ANY MATERIAL ADVERSE EFFECT ON INRANGE COULD MATERIALLY ADVERSELY AFFECT SPX'S FINANCIAL RESULTS.

     SPX owns approximately 89.5% of the total number of outstanding shares of common stock of Inrange Technologies Corporation. As of April 12, 2001, Inrange's market capitalization was approximately $858.4 million. Unlike SPX's other businesses, Inrange is a technology company and is subject to additional and different risks. Any material adverse effect on Inrange could have a material adverse effect on SPX. In addition to the risks described herein for SPX's business as a whole, Inrange is subject to a number of other risks, including the following:

     - Inrange's business will suffer if it fails to develop, successfully introduce and sell new and enhanced high-quality, technologically advanced cost-effective products that meet the changing needs of its customers on a timely basis. Inrange's competitors may develop new and more advanced products on a regular basis.

     - Inrange relies on a sole manufacturer to produce a number of its key products and on sole sources of supply for some key components in its products. Any disruption in these relationships could increase product costs and reduce Inrange's ability to provide its products or develop new products on a timely basis.

     - The price for Inrange's products may decrease in response to changes in product mix, competitive pricing pressures, maturing life cycles, new product introductions and other factors. Accordingly, Inrange's profitability may decline unless it can reduce its production and sales costs or develop new higher margin products.

SPX'S STOCK PRICE AND INRANGE'S STOCK PRICE COULD BE VOLATILE.

     The market prices of SPX's common stock and Inrange's common stock have been, and could be, subject to wide fluctuations in response to quarterly fluctuations in operating results, acquisitions and divestitures, failure to achieve published estimates of, or changes in earnings estimates by, securities analysts, announcements of new products or services by competitors, sales of common stock by existing holders, loss of key personnel and market conditions in their industries.

DIFFICULTIES PRESENTED BY INTERNATIONAL ECONOMIC, POLITICAL, LEGAL, ACCOUNTING AND BUSINESS FACTORS COULD NEGATIVELY AFFECT SPX'S INTERESTS AND BUSINESS EFFORT.

     Approximately 14% of SPX's 2000 sales were derived from SPX's international operations. In addition, approximately 40% of Inrange's 2000 sales were international, and SPX is seeking to increase its sales outside the United States. If SPX completes its acquisition of United Dominion, the proportion of SPX's sales derived from international operations will increase to approximately 23% of pro forma 2000 sales. SPX's international operations require it to comply with the legal requirements of foreign jurisdictions and expose it to the political consequences of operating in foreign jurisdictions. SPX's foreign business operations are also subject to the following risks:

     - difficulty in managing, operating and marketing SPX's international operations because of distance, as well as language and cultural differences; and

     - fluctuations in currency exchange rates that may make SPX's products less competitive in countries in which local currencies decline in value relative to the U.S. dollar.

PROVISIONS IN SPX'S CORPORATE DOCUMENTS AND DELAWARE LAW MAY DELAY OR PREVENT A CHANGE IN CONTROL OF THE COMPANY, AND SPX MAY NOT CONSUMMATE A TRANSACTION THAT ITS STOCKHOLDERS CONSIDER FAVORABLE.

     Provisions of SPX's certificate of incorporation and bylaws may inhibit changes in its control not approved by its board of directors. SPX also has a rights plan designed to make it more costly and thus more difficult to gain control of SPX without the consent of its Board. SPX is also afforded the protections of Section 203 of the Delaware General Corporation Law, which could have similar effects. See Comparison of Rights of SPX Stockholders and VSI Holdings Shareholders -- Business Combinations with Substantial Shareholders and -- Shareholder Rights Plans.

                THE SPECIAL MEETING OF VSI HOLDINGS SHAREHOLDERS

DATE, TIME AND PLACE

     We are sending this proxy statement-prospectus to you as part of the solicitation of proxies by VSI Holdings' board of directors for use at the
special meeting to be held on           , 2001 at [10:00] a.m., Eastern Daylight
Savings time, at its Vision Center at 1664 Star Batt Drive, Rochester Hills, Michigan 48309. We are first mailing this proxy statement-prospectus, the attached notice of special meeting of shareholders and the enclosed proxy card
to you on or about           , 2001.

PURPOSE OF THE MEETING

     At the special meeting, VSI Holdings shareholders will consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of March 24, 2001, by and between VSI Holdings and SPX. This agreement provides for the merger of VSI Holdings into SPX, with SPX as the surviving corporation.

     We do not know of any other matter to be brought before the special meeting other than the merger. If any matter incident to the conduct of the special meeting is brought before the meeting, the individuals named in the proxy card will vote as to those matters in their discretion.

     VSI Holdings' board of directors has unanimously approved the merger agreement and recommends that you vote FOR its approval.

RECORD DATE; QUORUM

     The VSI Holdings board has fixed the close of business on           , 2001
as the record date for the special meeting. Only holders of VSI Holdings common stock on the record date will be entitled to vote at the meeting. On the record
date, there were           VSI Holdings common shares entitled to vote at the
meeting. Each share entitles its holder to one vote. At least a majority of the issued and outstanding shares of VSI Holdings common stock must be represented at the meeting in person or by proxy to establish a quorum for the transaction of business at the meeting. Abstentions will be included in the determination of shares present at the special meeting for purposes of determining a quorum.

REQUIRED VOTE

     According to Georgia law and VSI Holdings' articles of incorporation, a majority of the holders of outstanding VSI Holdings common stock must approve the merger agreement. All properly executed proxies delivered and not revoked will be voted at the special meeting as specified in the proxies. If you do not specify a choice, your shares represented by a signed proxy will be voted FOR the approval of the merger agreement. If you do not vote or instruct your broker how to vote your shares, it will have the same effect as voting against the merger.

     On the record date, VSI Holdings directors, executive officers and their
affiliates owned and were entitled to vote           VSI Holdings shares,
representing approximately      % of the outstanding voting power. The directors
and executive officers have expressed an intention to vote in favor of the merger agreement.

     SPX's stockholders do not need to approve the merger agreement.

REVOCATION OF PROXIES

     You can revoke your proxy in one of the following ways at any time before it is voted at the special meeting. First, you can revoke your proxy by written notice sent to the secretary of VSI Holdings at the address on the notice of the meeting and received prior to the meeting. Second, you can submit a new, later dated proxy card. Third, you can attend the meeting and vote in person. If you instructed a broker to vote your shares, you must follow your broker's directions for changing those instructions.

SOLICITATION OF PROXIES

     SPX and VSI Holdings have each paid their expenses in connection with the preparation and filing with the SEC of the registration statement relating to this proxy statement-prospectus. VSI Holdings will pay the expenses incurred with printing this proxy statement-prospectus and distributing it to VSI Holdings' shareholders. Proxies will be solicited through the mail and directly by officers, directors and employees of VSI Holdings not specifically employed for that purpose. These individuals will not be specially compensated. VSI Holdings will reimburse banks, brokers, voting trustees and other nominees and fiduciaries for their reasonable expenses in forwarding these proxy materials to the beneficial owners of VSI Holdings common stock. In the Indemnity Agreement, Mr. Toth has agreed to pay all legal fees and expenses that VSI Holdings incurs in connection with the merger in excess of $1.5 million.

                                   THE MERGER

     This section of the proxy statement-prospectus describes the merger agreement. While we believe that the description covers the material terms of the merger agreement, this summary may not contain all of the information that is important to you. The merger agreement is attached to this proxy statement-prospectus as Appendix A and is incorporated into this proxy statement-prospectus by reference. We urge you to read the merger agreement carefully.

BACKGROUND OF THE MERGER

     As part of its strategic planning, VSI Holdings has continually reviewed market trends and strategic opportunities for its marketing services, organizational development and training services, and customer management services. It has also reviewed opportunities for expansion in areas related or complementary to its core businesses. In this vein, VSI Holdings has sought to explore the ways in which it could enhance shareholder value.

     In early 2000, at the direction of VSI Holdings' board of directors, VSI Holdings' senior management began to examine and explore the company's ability and capacity to grow in a meaningful way in its core markets in light of current market trends. Among the trends that the board considered were:

     - continued consolidation of suppliers within the automotive industry;

     - increasing customer demand for large suppliers with a broad spectrum of resources, services and products, the ability able to provide services globally and the capacity to make significant investments in advanced technologies; and

     - increasing competition from companies specializing in services such as customer relationship management, database management and e-business.

     The VSI Holdings board considered various alternatives, including remaining independent, expanding and seeking a strategic affiliation, including a sale and merger. The board considered the potential risks and costs associated with these alternatives and determined that a strategic alliance, including a sale and merger, with another company would facilitate the company's growth strategy and accelerate the achievement of its strategic objectives. Accordingly, the board directed management to identify entities that might be interested in a strategic affiliation with VSI Holdings, or in acquiring VSI Holdings, and that fit the criteria outlined by the board. These criteria included:

     - the ability to provide VSI Holdings with a significant asset base and global presence;

     - the prospects for growth and perceived ability to enhance shareholder value; and

     - the ability to provide VSI Holdings' shareholders with diversification and greater liquidity.

     VSI Holdings' management identified eight entities that it believed satisfied these criteria and would provide an opportunity to implement VSI Holdings' growth strategy and accelerate the achievement of its strategic objectives. Management contacted these eight entities regarding the possibility of a strategic alliance with VSI Holdings. As part of this process, which occurred during the summer of 2000, members of VSI Holdings' management met with and made presentations to each of those potential partners.

     On August 14, 2000, the VSI Holdings' board reviewed the status and results of those presentations. As part of that review, management gave a presentation to the board summarizing the status of the strategic affiliation process, its discussions with potential partners and its evaluation of the potential partners. It also presented a proposed timetable for the strategic affiliation process. After discussion, VSI Holdings' board of directors instructed management to continue the strategic affiliation process by conducting further discussions with the potential partners to better assess their interest in pursuing a strategic affiliation with VSI Holdings.

     VSI Holdings then notified the potential partners of VSI Holdings' interest in receiving preliminary, non-binding indications of interest for a strategic affiliation. Further discussions between VSI Holdings' management and the potential partners were held between September and November 2000 and, in connection with those discussions, the potential partners received additional material regarding VSI Holdings.

     Following these discussions and initial due diligence by the potential partners, three of these potential partners, including SPX, responded with considered and defined non-binding indications of interest.

     On December 14, 2000, VSI Holdings management reviewed the three indications of interest with the board of directors. Based on this review, the board instructed management to invite SPX to conduct detailed due diligence at VSI Holdings' headquarters. VSI Holdings' board of directors selected SPX for the reasons described under -- Reasons for the Merger and because:

     - SPX's preliminary indication of value for VSI Holdings was higher than the value indicated in the other two indications of interest;

     - SPX was willing to acquire the outstanding stock of VSI Holdings with SPX stock as part of the consideration in a transaction that could provide VSI Holdings shareholders with an opportunity for additional enhancements to shareholder value, while each of the other two potential partners expressed a strong preference for an asset purchase transaction using only cash as consideration and with less favorable tax consequences to VSI Holdings' shareholders;

     - SPX expressed a strategic vision that was more compatible with VSI Holdings' strategic objectives and a stronger commitment to a strategic affiliation with VSI Holdings;

     - SPX was larger and more diversified and could provide VSI Holdings with access to a more diversified customer base; and

     - SPX could provide significant shareholder liquidity through the large public trading market for its stock.

     Shortly after being notified of VSI Holdings' interest in pursuing a strategic affiliation with SPX, SPX's management received approval to commence further due diligence regarding a transaction with VSI Holdings. The due diligence, which commenced in December 2000 and continued until the signing of the merger agreement, included presentations by, and meetings with, VSI Holdings' senior management.

     On January 10, 2001, Steve Toth, Jr., the Chairman and CEO of VSI Holdings, met with Tom Riordan, President, Service Solutions, of SPX, to discuss various aspects of a proposed transaction, though no definitive agreement was reached. In addition, in January, VSI Holdings retained McDonald Investments to provide a fairness opinion and investigate whether a business combination with SPX would be fair from a financial point of view to shareholders of VSI Holdings.

     On January 19, 2001, Mr. Toth and three other executive officers of VSI Holdings traveled to SPX's headquarters in Muskegon, Michigan and met with John Blystone, the Chairman and CEO of SPX, to review and discuss SPX's strategic plan and the proposed transaction.

     On February 12, 2001, at a special meeting of VSI Holdings' board of directors, Mr. Toth updated VSI Holdings' directors on the status of the discussions with SPX. Following discussions regarding the reasons for entering into a strategic affiliation with SPX, VSI Holdings' board of directors advised management to continue its negotiations with SPX. At this meeting, McDonald Investments made a presentation of the results of various financial analyses undertaken by it with respect to a business combination with SPX.

     Between February 13 and February 24, 2001, representatives of VSI Holdings and SPX and their respective advisors continued negotiating toward a definitive agreement.

     On February 25, 2001, Messrs. Toth and Riordan met to continue discussions on terms of the proposed transaction, including deal structure and value. At that time they also discussed the compatibility of VSI Holdings' interests in Advanced Animations, Inc., its indirect investment interests in OZ Entertainment Company and certain other assets and property with the strategic objectives of the combined entity following the proposed business combination of VSI Holdings and SPX. After Mr. Riordan suggested that Advanced Animations, the indirect investment interests in OZ Entertainment and the other property and interests did not constitute "core assets" and were unlikely to have any significant role in the combined entity's strategic plan, Mr. Toth expressed a desire to personally acquire those interests after the proposed business combination with SPX was completed if SPX ever decided to dispose of those interests. Mr. Toth was desirous of acquiring Advanced Animations, the indirect investment interests in OZ Entertainment and the other property and interests because of his previously existing significant personal investments in OZ Entertainment.

     In early March, following further discussions regarding SPX's interest in divesting Advanced Animations, the indirect investment interests in OZ Entertainment and the related property and interests following the completion of the proposed business combination of VSI Holdings and SPX, Mr. Toth engaged his own legal advisors to represent him in connection with a proposal to acquire those interests.

     On March 13, 2001, VSI Holdings' board of directors met to review the proposed transaction with SPX and to consider and vote upon the proposed transaction. Representatives of VSI Holdings' senior management and their advisors discussed with, and made presentations to, VSI Holdings' board of directors regarding the rationale for the proposed transaction, the proposed terms of the transaction, certain legal and tax considerations, and the terms and provisions contained in a proposed form of merger agreement that had been previously distributed to VSI Holdings' directors. In addition, at this meeting, McDonald Investments made a presentation of the results of its various financial analyses and advised VSI Holdings' board of directors that, as of that date, the aggregate consideration to be received by VSI Holdings shareholders in the proposed business combination with SPX was fair from a financial point of view. The VSI Holdings' board then discussed the presentations given by VSI Holdings' management, financial advisors and legal counsel at this and other of its meetings and unanimously (with all directors present and no directors abstaining):

     - approved the proposed business combination with SPX;

     - determined that the business combination with SPX was fair and in the best interests of VSI Holdings and its shareholders;

     - recommended that VSI Holdings' shareholders vote FOR the business combination with SPX;

     - instructed senior management, with the assistance of VSI Holdings' advisors, to promptly finish negotiating the transaction documents; and

     - authorized VSI Holdings' officers to execute definitive transaction documents upon the conclusion of satisfactory negotiations.

     In taking the foregoing actions, VSI Holdings' board of directors considered the factors described below under -- Reasons for the Merger. The board did not assign any relative or specific weights to any of those factors, and individual directors may have given differing weights to different factors.

     During the period of March 13 to March 23, 2001, the management and advisors of VSI Holdings and SPX worked to finalize the transaction documents. On March 23 and 24, 2001, VSI Holdings' management discussed the proposed merger and transaction documents with the members of VSI Holdings' board of directors. Effective as of March 24, 2001, the members of VSI Holdings' board of directors executed a written consent resolution approving the proposed merger and transaction documents. On March 24, 2001, the parties executed the merger agreement. At the same time, as contemplated by the merger agreement, (1) SPX, Mr. Toth and certain persons and entities related to him entered into the indemnity and restriction agreement and (2) SPX, Mr. Toth and an entity controlled by him entered into an asset purchase and merger agreement providing for the sale of Advanced Animations, the indirect investment interests in OZ Entertainment, VSI Holdings' interest in its corporate jet and property and interests related to those entities. See below -- Interests of Directors and Officers in the Merger, -- Indemnity and Restriction Agreement, -- Asset Purchase Agreement and -- Advanced Animations Merger Agreement.

     On March 26, 2001, before the opening of trading of SPX common stock and VSI Holdings common stock, the parties issued a joint news release announcing the signing of the merger agreement and the proposed merger of VSI Holdings and SPX.

REASONS FOR THE MERGER

     Certain matters discussed below are forward-looking statements involving substantial risks and uncertainties that could cause actual results to differ materially from targets or projected results. Factors that could cause actual results to differ materially include, among others, those factors described in Risk Factors. Many of these factors are beyond the ability of SPX or VSI Holdings to predict or control. We caution you not to put undue reliance on forward-looking statements. These statements have been made as of the date of this proxy statement-prospectus, and you should not infer that there has been no change in the affairs of SPX or VSI Holdings since that date that would warrant a modification of any forward-looking statement made in this proxy statement-prospectus. SPX and VSI Holdings disclaim any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

     VSI Holdings' Reasons for the Merger

     VSI Holdings' board of directors believes that VSI Holdings will become more competitive and grow faster if it combines with SPX and becomes part of a larger, more significantly diversified and capitalized entity.

     VSI Holdings' board of directors and management anticipate that being part of a larger entity will provide VSI Holdings with a global scope and the capabilities to more effectively meet customer demands in an industry where size is becoming an increasingly more significant factor. Indeed, the board and management expect the merger to provide VSI Holdings with the potential to undertake significantly larger, global projects not currently available to it because of its smaller capitalization. Consequently, VSI Holdings' board of directors believes that, following the combination with SPX, VSI Holdings will have the potential to realize greater long-term positive operating and financial results than it would on a stand-alone basis.

     During its deliberations, VSI Holdings' board of directors consulted with management, legal and financial advisors, and considered a number of factors, including those described in the preceding paragraph and the following:

     - the premium over the current trading price for VSI Holdings common stock represented by the consideration to be paid to VSI Holdings shareholders on a per share basis;

     - the increased liquidity to VSI Holdings' shareholders given (1) the fact that they may elect to receive a combination of cash and SPX common stock, and (2) the public ownership and significantly higher daily trading volume of SPX common stock;

     - the opportunity for VSI Holdings shareholders, through their receipt of SPX shares, to participate in a larger, more diversified entity and to participate in the combined company's perceived greater potential for growth and further enhancements of shareholder value;

     - that VSI Holdings had contacts with a number of potential bidders, including SPX, and that no other party expressed a greater commitment or was expected to yield a better acquisition value or more strategic benefits to VSI Holdings and its shareholders; and

     - the financial presentation of McDonald Investments to VSI Holdings' board of directors and the oral opinion of McDonald Investments to the effect that, as of March 13, 2001 and based upon the qualifications and assumptions made and matters considered by McDonald Investments described in its written opinion dated March 30, 2001, the consideration to be paid in the consolidation to the holders of VSI Holdings common stock is fair to VSI Holdings shareholders from a financial point of view.

     VSI Holdings' board of directors also considered the following factors:

     - the creative and innovative forces, and financial discipline, associated with SPX's management and business practices and the perceived potential of those practices to create further enhancements of shareholder value;

     - the role of the transaction in implementing and accelerating VSI Holdings' long-term external growth strategy by strengthening VSI Holdings' current market position within the automotive industry and the expectation that the merger would provide VSI Holdings with access to SPX's existing customer base and distribution network;

     - the financial condition, cash flows and results of operations of VSI Holdings and SPX, both on a historical and prospective basis and the ability of SPX's operations to provide significant revenue diversification;

     - the ability of VSI Holdings' senior managers to influence and participate in the management of VSI Holdings' operations in a meaningful way following the proposed combination with SPX; and

     - that VSI Holdings shareholders are only expected to recognize gain for U.S. tax purposes to the extent that they receive cash consideration.

     In the course of its deliberations, VSI Holdings' board of directors also considered a number of other items and factors, including the factors described under -- Background of the Merger and the following:

     - the belief of management that a consolidation with SPX fit both VSI Holdings' long-term external growth strategy and the criteria for a strategic affiliation established by the board of directors;

     - the terms of the merger agreement regarding VSI Holdings' right to consider and negotiate other transaction proposals, as well as the possible effects of the termination fees;

     - the current and historical trading prices, values and volume of VSI Holdings common stock and SPX common stock, current and historical trading multiples of other comparable companies, and information regarding the value and prospects of VSI Holdings as an independent, stand-alone entity;

     - VSI Holdings' knowledge and review of the financial condition, results of operations and business prospects of SPX;

     - the terms and conditions of the merger and the representations, warranties, covenants and agreements of the parties and the conditions to their respective obligations, including the condition that VSI Holdings' shareholders approve the transaction; and

     - the impact of the merger on VSI Holdings' shareholders and employees.

     VSI Holdings' board of directors also identified and considered a variety of potentially negative factors in its deliberations, including the following:

     - the risk that VSI Holdings shareholders might not realize the anticipated long-term and short-term benefits of the merger;

     - the restrictions that the merger agreement placed on VSI Holdings during the period between signing the merger agreement and closing the merger, including the parties' agreement to a fixed-exchange ratio for the consideration to be paid by SPX;

     - the difficulties and costs associated with undertaking a business combination and integrating the operations of two sizeable companies;

     - as described under -- Interests of Directors and Officers in the Merger below, and by virtue of certain indemnification rights, change of control arrangements, stock options, stock grants and positions to be held in the combined company, certain members of VSI Holdings' board of directors and management might have interests in the merger that are different than those of other VSI Holdings shareholders;

     - the possible distraction of management from day-to-day operations and possible concerns of employees regarding their employment status; and

     - the other risks described under Risk Factors above.

     VSI Holdings' board of directors believed that the potential benefit of the merger outweighed these potentially negative factors and that the merger would enable VSI Holdings' shareholders to realize greater value than VSI Holdings could deliver to them alone. Based on the consideration of these and other relevant matters, at its meeting on March 13, 2001, VSI Holdings' board of directors unanimously (with all directors present and no directors abstaining):

     - approved the merger with SPX;

     - determined that the merger was fair and in the best interest of VSI Holdings and its shareholders;

     - recommended that VSI Holdings' shareholders vote FOR the merger;

     - instructed senior management, with the assistance of VSI Holdings' advisors, to promptly finish negotiating the transaction documents; and

     - authorized VSI Holdings' officers to execute definitive transaction documents upon the conclusion of negotiations satisfactory to senior management.

     The foregoing discussion of the factors considered by VSI Holdings' board is not intended to be exhaustive, but is believed to include all material factors that the board considered. In reaching its decision to approve the proposed consolidation with SPX, the board did not assign any relative or specific weights to any of these factors, and individual directors may have given differing weights to different factors.

     SPX's Reasons for the Merger

     The merger with VSI Holdings complements the strategy of SPX's Service Solutions segment. A key component of this strategy is to provide a comprehensive portfolio of professional services to Service Solutions' customer base. Historically, Service Solutions has focused on the service and maintenance function of the transportation industry. SPX anticipates that the merger with VSI Holdings will allow Service Solutions to expand its customer base by leveraging VSI Holdings' customer relationships. VSI Holdings' capabilities in marketing services, customer relationship management, organizational assessment and event planning also bolster Service Solutions' existing professional services capabilities, which are focused on information authoring, training development and information technology. Once the merger is finalized, SPX will cross-market the combined professional services of VSI Holdings and Service Solutions to new customers outside the automotive industry. Many of the competencies shared by Service Solutions and VSI Holdings can be applied to industries such as pharmaceuticals, healthcare and financial services. Finally, the emerging competencies of VSI Holdings in areas such as e-Learning, e-CRM and web development offer Service Solutions the opportunity to gain a presence in a rapidly emerging set of markets. SPX will also review VSI Holdings' business and identify areas to reduce structural cost, improve operating efficiencies and leverage technology.

INTERESTS OF DIRECTORS AND OFFICERS IN THE MERGER

     When you consider the recommendation of VSI Holdings' board of directors that you vote in favor of the merger, you should be aware that a number of VSI Holdings directors and executive officers may have interests in the merger that are different from, or in addition to, your interests as a shareholder. These interests are described below. In each case, VSI Holdings' board of directors was aware of these interests and considered them, among other matters, in approving the merger.

     Indemnification. Under the merger agreement, the indemnification and exculpation provisions contained in SPX's certificate of incorporation and bylaws must be at least as favorable to VSI Holdings' directors and executive officers as the indemnification and exculpation provisions contained in VSI Holdings' articles of incorporation and bylaws. Moreover, for a period of six years after the completion of the merger, those provisions may not be altered in any manner that would adversely affect the rights thereunder of VSI Holdings' directors and executive officers. In addition, SPX has agreed:

     - to indemnify VSI Holdings' directors and executive officers against any liabilities arising out of the merger agreement or under the Securities Exchange Act; and

     - to use its best efforts to obtain and maintain in effect for a period of six years after the completion of the merger VSI Holdings' current directors' and officers' liability insurance for the present directors and officers of VSI Holdings, subject to limitations described in the merger agreement.

     Stock options. The approval of the merger by the shareholders of VSI Holdings will be a "change of control" for purposes of the stock options issued under VSI Holdings' 1997 Independent Directors Stock Option Plan. Consequently, all unvested options that are issued under that plan will vest and become exercisable prior to the merger. As of the date of this proxy statement-prospectus, there are a total of 60,000 unvested options issued and outstanding under that plan, each with an exercise price of $3.25 per share.

     The following table sets forth certain information concerning the unvested VSI Holdings stock options currently held by each of VSI Holdings' directors and named executive officers under the 1997 Independent Directors Stock Option Plan.

                                                               NUMBER OF         VALUE OF IN-THE-MONEY
                                                          OPTIONS SUBJECT TO      OPTIONS SUBJECT TO
NAME                                                      ACCELERATED VESTING     ACCELERATED VESTING
----                                                      -------------------    ---------------------
Steve Toth, Jr........................................                0                      --
Thomas W. Marquis.....................................                0                      --
Harold A. Poling......................................           20,000*                $22,000
Ralph Armijo..........................................           20,000*                 22,000
William R. James......................................           20,000*                 22,000
Martin S. Suchik......................................                0                      --
Terry Davis...........................................                0                      --
Steve Schultz.........................................                0                      --

---------------

* Absent accelerated vesting, these non-qualified stock options would be subject to vesting in annual increments of 50% on each of May 1, 2001 and May 1, 2002. These options would expire at 12:00 a.m. on May 23, 2005.

     VSI Holdings has also granted options under its 1997 Incentive Stock Option Plan and 1997 Nonqualified Stock Option Plan. These plans do not provide for accelerated vesting of the options granted under them. Pursuant to the merger agreement, VSI Holdings has agreed to use its reasonable best efforts to obtain agreements from the holders of all VSI Holdings stock options for the cancellation of their options in exchange for cash and on terms specified by SPX. Upon completion of the merger, those VSI Holdings stock options that are not cancelled will be adjusted and will become options to purchase shares of SPX common stock. The options to purchase SPX common stock that replace any unvested VSI Holdings stock options that are neither cancelled nor subject to accelerated vesting in connection with the merger will be unvested and will vest in accordance with the terms of the unvested VSI Holdings stock option. See The Merger -- Treatment of VSI Holdings Stock Options; Restricted Stock below.

     Stock Grants. As a result of the merger, all unvested stock grants made under the VSI Holdings restricted stock plan will vest and will be exchanged in the merger for either the all stock consideration or the combination consideration at the holder's election. The 66,438 shares of VSI Holdings common stock that are the subject of those grants will be converted into merger consideration upon completion of the merger. None of these shares are held by directors or named executive officers of VSI Holdings.

     Retention and Employment Agreements. In connection with the merger, SPX has entered into retention and employment agreements with 21 "key employees" of VSI Holdings, including Steve Schultz, VSI Holdings' Executive Vice President-Sales. Those agreements will only become effective upon the completion of the merger.

     Under each agreement, the employee will agree to continue his or her employment as an at-will employee and will receive a stated base salary and an opportunity to earn a bonus equal to a stated percentage of his or her base salary in accordance with SPX's Economic Value Added Incentive Compensation Plan. Many of these key employees will also be eligible to receive SPX stock options under the SPX Stock Compensation Plan and to participate in the SPX Employee Stock Purchase Plan and the other SPX employee benefit programs.

     Each retention and employment agreement provides that employment may be terminated at any time with or without cause. Each employee will also be subject to certain confidentiality, non-solicitation and non-competition provisions. Each VSI Holdings employee who signs a retention and employment agreement will also be agreeing to the cancellation of all of his or her vested and unvested VSI Holdings stock options.

     Repayment of Indebtedness Owed to Executive Officers. Pursuant to the merger agreement, SPX has agreed to repay the indebtedness of VSI Holdings and its subsidiaries to certain of VSI Holdings' executive officers and their affiliates outstanding at the time the merger is completed. The following table sets forth certain information regarding that indebtedness as of the date of the merger agreement.

                                                                    PRINCIPAL
PAYEE                                                           AMOUNT OUTSTANDING
-----                                                           ------------------
Margaret A. Toth, Trustee U/A/D 7/9/82 F/B/O Margaret
  Toth......................................................      $3,177,401.10
Terry Davis.................................................         877,293.07
Tom Marquis.................................................          52,637.58
Steve Toth, Jr., Trustee U/A/D 12/20/76 F/B/O Steve Toth,
  Jr........................................................       6,556,626.60

     Other Matters. Steve Toth, Jr., VSI Holdings' Chairman and CEO, also has interests in the merger that are different from, or in addition to your interests as a shareholder because he is a party to, and his interest in the transactions contemplated by, the indemnity and restriction agreement, the asset purchase agreement and the Advanced Animations merger agreement. For a description of those agreements and Mr. Toth's interests therein, you should refer to -- Indemnity and Restriction Agreement, -- Asset Purchase Agreement and -- Advanced Animations Merger Agreement below.

VSI HOLDINGS BOARD APPROVAL AND RECOMMENDATION OF THE MERGER

     VSI Holdings' board of directors believes that the merger agreement is fair to, and in the best interests of, VSI Holdings and its shareholders. It has unanimously adopted the merger and recommends that VSI Holdings shareholders vote for its approval.

THE MERGER; EFFECTIVE TIME

     The merger agreement provides that upon completion of the merger, VSI Holdings will merge with and into SPX. SPX will be the surviving corporation in the merger and will continue its corporate existence under Delaware law. The corporate existence of VSI Holdings will cease as a result of the merger. On the closing date of the merger, SPX and VSI Holdings will file certificates of merger with the Delaware Secretary of State and the Georgia Secretary of State. The merger will be effective at the time of the filing of the certificates of merger.

MERGER CONSIDERATION

     Upon completion of the merger and subject to the limitations and proration procedure as described below, the outstanding shares of VSI Holdings common stock held by each VSI Holdings shareholder will be automatically canceled and converted into the right to receive one of the following forms of consideration (determined as of the effective time of the merger):

     - stock consideration equal to 0.043 shares of SPX common stock for each share of VSI Holdings common stock held by the VSI Holdings shareholder; or

     - a combination of cash consideration in the form of a cash payment equal to $4.35 per share for 45% of the shares of VSI Holdings common stock held by the VSI Holdings shareholder and stock consideration equal to
       0.043 shares of SPX common stock for the remaining 55% of the shares of VSI Holdings common stock held by the shareholder.

ELECTION OF FORM OF CONSIDERATION; CONVERSION OF SHARES

     Using the enclosed form of election and letter of transmittal, you may specify whether you would like to have your shares of VSI Holdings common stock converted into the right to receive the all stock consideration, or a combination of cash and stock consideration. The number of shares of VSI Holdings common stock converted to the right to receive cash consideration in accordance with the combination cash and stock election may be adjusted in order to preserve the intended tax-free nature of the transaction as described below.

     THE FORM OF ELECTION AND LETTER OF TRANSMITTAL MUST BE RETURNED TO EQUISERVE TRUST COMPANY, N.A., THE EXCHANGE AGENT, BY THE ELECTION DEADLINE,
WHICH WILL BE 5:00 P.M. EASTERN DAYLIGHT SAVINGS TIME           , 2001 (OR, IF
THE MEETING OF VSI HOLDINGS SHAREHOLDERS TO APPROVE THE MERGER IS POSTPONED, TWO BUSINESS DAYS BEFORE THE DATE OF THE MEETING). Any shares of VSI Holdings common stock held by VSI Holdings shareholders who did not return the election form before that time will automatically be converted into the right to receive the all stock consideration.

     At the effective time of the merger, VSI Holdings common stock will automatically convert into the right to receive the merger consideration. If you elect the all stock consideration, each share of VSI Holdings common stock that you hold will be converted into the right to receive the stock consideration of
0.043 shares of SPX common stock. If you elect a combination of cash and stock consideration, each share of VSI Holdings common stock that you hold will be converted into a combination of cash and SPX common stock.

     If you elect the combination consideration and there is no need to adjust the proportion of cash and SPX common stock in the combination consideration, then 45% of your VSI Holdings shares will be converted to cash at the rate of $4.35 per share and 55% of your VSI Holdings shares will be converted to SPX common stock at the rate of 0.043 SPX shares for each VSI Holdings share. However, the merger agreement permits SPX to reduce the amount of cash and increase the amount of SPX stock paid to VSI Holdings shareholders electing the combination consideration if the sum of the cash to be paid by SPX upon conversion of VSI Holdings shares that VSI Holdings shareholders elect to convert to cash plus the amount of related party debt of VSI Holdings to be assumed by SPX is greater than the non-stock consideration permitted under
Section 3.02 of Rev. Proc. 77-37, 1977-2 C.B. 568.

     In Rev. Proc. 77-37, 1977-2, C.B. 568, the Internal Revenue Service has set forth its guidelines for determining whether the Internal Revenue Service will issue a ruling as to the tax consequences of a corporate reorganization. Section
3.02 of Rev. Proc. 77-37 states that the "continuity of interest" requirement, which must be satisfied in order for a merger to qualify as a reorganization for purposes of Section 368(a)(1) of the Internal Revenue Code of 1986, as amended, will be satisfied for purposes of issuing a ruling if, as of the effective date of a merger, at least 50% of the value of all of the formerly outstanding stock of a target company is exchanged for stock of the acquiring company. Thus,
Section 3.02 of Rev. Proc. 77-37 permits no more than 50% of the total consideration paid by an acquiring corporation

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

in a merger to be in the form of cash consideration. For this purpose, the cash consideration paid by SPX in the merger will include:

     - any cash paid by SPX upon conversion of VSI Holdings shares;

     - any cash paid for fractional shares; and

     - the amount of related party debt of VSI Holdings assumed by SPX.

     The total consideration paid by SPX will equal the cash consideration plus the aggregate value, as of the closing date, of all SPX shares issued upon conversion of VSI Holdings shares.

     If the cash consideration to be paid by SPX would exceed 50% of the total consideration to be paid by SPX, then SPX will, on a pro rata basis among VSI Holdings shareholders electing the combination consideration, reduce the proportion of VSI Holdings shares converted to cash and increase the proportion of VSI Holdings shares converted to SPX shares to the extent necessary to cause the cash consideration to equal 50% of the total consideration paid by SPX.

     As of April 16, 2001, the amount of VSI Holdings related party debt to be assumed by SPX is $11,805,396. Based on this amount and assuming a per share market price for SPX common stock on the closing date of $92.00, if all VSI Holdings shareholders elect the combination consideration and if all holders of VSI Holdings options with an exercise price less than $4.35 exercise those options prior to the effective time of the merger, the percentage of VSI Holdings shares that are actually converted to cash will be reduced from 45% to 43.394% and the percentage converted to SPX shares will be increased from 55% to 56.606%. To the extent that the price of SPX common stock on the closing date is higher or lower than $92.00 and to the extent that the amount of VSI Holdings related party debt assumed by SPX is more or less than $11,805,396, the adjustment required, if any, to the proportion between cash consideration and stock consideration paid to VSI Holdings shareholders electing the combination consideration will be affected.

EXCHANGE AGENT; PROCEDURES FOR EXCHANGE OF CERTIFICATES; FRACTIONAL SHARES

     Immediately prior to the completion of the merger, SPX will deposit all of the merger consideration with the exchange agent, who will distribute it to VSI Holdings shareholders. Pursuant to the merger agreement, SPX has appointed EquiServe Trust Company, N.A. to act as exchange agent for the merger.

     In addition to allowing you to elect between the all stock consideration and the combination cash and stock consideration, the form of election and letter of transmittal contains instructions on how to surrender VSI Holdings stock certificates to the exchange agent and receive the merger consideration. Upon completion of the merger, each certificate that previously represented shares of VSI Holdings common stock will represent only the right to receive the merger consideration into which the shares of VSI Holdings common stock were converted in the merger and any cash payable in lieu of fractional shares of SPX common stock. After a holder surrenders his or her certificates, any unpaid dividends and any cash in lieu of fractional shares of SPX common stock payable as described below will be paid to the holder without interest.

     VSI Holdings shareholders will not receive interest on any cash consideration they receive. No dividend or distribution with respect to shares of SPX common stock will be payable on or with respect to any fractional share, and fractional share interests will not entitle their owners to vote or to any other rights of an SPX stockholder. In lieu of any fractional share of SPX common stock, SPX will pay to each former VSI Holdings shareholder who otherwise would be entitled to receive a fractional share of SPX common stock an amount in cash equal to $101.17 multiplied by the fractional share of VSI Holdings common stock to which the holder would otherwise be entitled. SPX will not pay declared dividends or distributions to persons entitled to receive certificates for shares of SPX common stock until they surrender their VSI Holdings stock certificates for SPX common stock, at which time SPX will pay the dividends or distributions. In no event will the persons entitled to receive these dividends be entitled to interest on them.

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

TREATMENT OF VSI HOLDINGS STOCK OPTIONS; RESTRICTED STOCK

     Pursuant to the merger agreement, VSI Holdings has agreed to use its reasonable best efforts to obtain agreements from the holders of VSI Holdings stock options for the cancellation of those options in exchange for cash and on terms specified by SPX. Upon completion of the merger, each outstanding and unexercised option to purchase VSI Holdings' common stock, whether vested or unvested, will be automatically converted into an option to purchase a number of shares of SPX common stock equal to the number of shares of VSI Holdings common stock covered under the VSI Holdings stock option multiplied by 0.043 at a per share price equal to the exercise price specified in the VSI Holdings stock option divided by 0.043. Each newly issued SPX stock option will contain terms that are substantially similar to those governing the original VSI Holdings stock option.

     Any unvested restricted shares of VSI Holdings common stock awarded to employees, directors or consultants pursuant to any of VSI Holdings' plans or arrangements and outstanding at the effective time of the merger will become fully vested and treated as outstanding shares of VSI Holdings common stock. If you hold VSI Holdings restricted stock, it will be included in the election you make on the form of election.

     SPX will file any required registration statements (on Form S-8 or other appropriate form) with respect to each VSI Holdings stock option converted into an SPX stock option as well as the shares of SPX common stock underlying the option. SPX will keep the registration statements current as long as the options remain outstanding.

GOVERNANCE FOLLOWING THE MERGER

     After the merger is completed, the directors and officers of SPX will remain the directors and officers of SPX until their successors are duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and the bylaws of SPX.

     Upon completion of the merger, SPX's certificate of incorporation and bylaws will remain unchanged and will constitute the certificate of incorporation and bylaws of the surviving corporation.

REPRESENTATIONS AND WARRANTIES

     The merger agreement contains customary mutual representations and warranties by each of VSI Holdings and SPX. The most significant of these include:

     - due incorporation and good standing;

     - capitalization;

     - authorization and enforceability;

     - consents and approvals necessary to complete the merger;

     - shareholder vote requirement;

     - financial statements;

     - changes in business or the occurrence of certain events since the end of its most recent fiscal year, and undisclosed liabilities;

     - compliance with applicable laws; and

     - required filings and reports with the Securities and Exchange Commission.

     VSI Holdings made additional representations and warranties in the merger agreement regarding aspects of its business, financial condition, structure and other facts pertinent to the merger, including:

     - corporate structure;

     - permits and licenses necessary for the operation of business;

     - pending or threatened litigation;

     - material contracts;

     - employees, labor and employee benefits matters;

     - tangible assets;

     - tax matters;

     - fairness opinion;

     - insurance;

     - environmental matters;

     - real property;

     - notes and accounts receivable;

     - intellectual property;

     - guaranties; and

     - investments.

     SPX also made representations and warranties in the merger agreement regarding its financing of the transaction and the tax-free nature of the transaction.

VSI HOLDINGS' CONDUCT OF THE BUSINESS BEFORE COMPLETION OF THE MERGER

     VSI Holdings has agreed that, until the completion of the merger or unless SPX consents in writing, it will carry on its business in the ordinary course and will use commercially reasonable efforts to preserve intact its business organization, to keep available the services of its officers and key employees, and to maintain satisfactory relationships with all persons with whom it does business. VSI Holdings has also agreed that, until the completion of the merger or unless SPX consents in writing, it will conduct its business in compliance with specific restrictions relating to the following:

     - the issuance and redemption of securities;

     - employees and employee benefits and remuneration;

     - the issuance of dividends or other distributions;

     - modification of articles of incorporation or bylaws;

     - the acquisition of assets or other entities;

     - the disposition of assets;

     - capital expenditures or other investments;

     - the incurrence of indebtedness;

     - the settlement of litigation;

     - the entering into of contracts;

     - maintenance of books, accounts and records; and

     - maintenance of debt as of September 30, 2000.

CONDITIONS TO COMPLETION OF THE MERGER

     The obligations of SPX and VSI Holdings to complete the merger are subject to the satisfaction or waiver of closing conditions. These conditions are provided in detail in the merger agreement and include the following:

     - the merger agreement and the merger are approved by the VSI Holdings shareholders;

     - no injunction or order preventing the completion of the merger is in effect;

     - all necessary federal and state governmental and regulatory approvals are obtained, and the relevant waiting period imposed under the antitrust laws expires;

     - the Form S-4 registration statement of SPX, of which this proxy statement-prospectus is a part, becomes effective and is not the subject of any stop order or proceeding seeking a stop order;

     - the SPX common stock to be issued in the merger is authorized for listing on the NYSE;

     - the representations and warranties made by the other party are true and correct in all material respects on the date of the merger as if they were made on that date, unless they were originally stated to be true as of a specific earlier date, in which case they must still have been true on that date, unless their failure to be true would not reasonably have a material adverse effect on the other party; and

     - the other party has performed all obligations and complied with all covenants required by the merger agreement in all material respects.

     VSI Holdings also has the right not to complete the merger if:

     - VSI Holdings' tax counsel fails to deliver a bring-down opinion at closing, that, if the merger is completed in accordance with the terms of the merger agreement, the merger will constitute a reorganization for federal income tax purposes; or

     - SPX has not repaid certain indebtedness of VSI Holdings to Steve Toth, Jr., the Chairman and Chief Executive Officer of VSI Holdings, and certain other VSI Holdings shareholders or to refinance VSI Holdings' bank debt.

     SPX also has the right not to complete the merger if:

     - SPX's tax counsel fails to deliver a bring-down opinion at closing, that, if the merger is completed in accordance with the terms of the merger agreement, the merger will constitute a reorganization for federal income tax purposes; or

     - all conditions to the closing of the sale of assets by VSI Holdings to SPX described below under -- Asset Purchase Agreement have not been met.

REGULATORY APPROVALS

     Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, SPX and VSI Holdings may not complete the merger until:

     - notifications are given to the Federal Trade Commission and the Antitrust Division of the United States Department of Justice;

     - information is furnished to the Federal Trade Commission and the Antitrust Division; and

     - specified waiting period requirements are satisfied or terminated.

     In connection with the merger, on April 9, 2001, VSI Holdings filed and, on April 10, 2001, SPX filed a Pre-Merger Notification and Report Form under the Hart-Scott-Rodino Act with the Federal Trade Commission and the Antitrust Division of the United States Justice Department. At any time before or after the merger, the Antitrust Division or the Federal Trade Commission could, among other things, seek to enjoin the completion of the merger or seek the divestiture of substantial assets of SPX or VSI Holdings. Although SPX and VSI Holdings believe that the merger is legal under the United States antitrust laws, there can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if a challenge is made, that it would not be successful.

TERMINATION OF THE MERGER

     SPX and VSI Holdings may agree to terminate the merger agreement at any time. In addition, either party may terminate the merger agreement, whether before or after approval by the VSI Holdings shareholders, if:

     - the merger is not completed by June 30, 2001, subject to an extension by SPX or VSI Holdings:

             (1) to a date not later than July 30, 2001 in order to cure a breach of a representation, warranty or covenant, obtain the opinion of tax counsel regarding the treatment of the merger for federal income tax purposes, or to call and hold the meeting of VSI Holdings shareholders, or

             (2) to a date not later than August 31, 2001, in the event this prospectus-proxy statement has not been declared effective in time to hold the meeting of VSI Holdings shareholders on or prior to June 30, 2001;

     - VSI Holdings shareholders do not approve the merger agreement at the meeting called to vote on the merger proposal;

     - a law or regulation makes the merger illegal, or any order of injunction permanently prohibits the merger; or

     - the other party breaches, in any material respect, its representations, warranties or covenants, the breach constitutes a material adverse effect on the other party and the breach is not reasonably cured by the applicable closing deadline.

     VSI Holdings may terminate the merger agreement if, prior to approval of the merger agreement by VSI Holdings' shareholders, VSI Holdings' board of directors determines in good faith, with the advice of its independent financial advisors, that it has received a takeover proposal from another party that constitutes a superior transaction to the transaction with SPX.

     SPX may terminate the merger agreement if VSI Holdings' board of directors:

     - withdraws or modifies, or resolves to withdraw or modify, in a manner adverse to SPX, its approval of the merger agreement or recommendation that VSI Holdings shareholders vote in favor of the merger agreement;

     - approves or recommends, or resolves to approve or recommend, to VSI Holdings shareholders a takeover proposal from another party that constitutes a superior transaction to the transaction with SPX; or

     - does not call, or resolves not to call, the special meeting of VSI Holdings shareholders within a reasonable time after the SEC declares the registration statement effective.

EFFECT OF TERMINATION

     VSI Holdings will be required to pay SPX a fee of $9 million in the event the merger agreement is terminated:

     - due to VSI Holdings' failure to obtain shareholder approval at the meeting called for that purpose;

     - by SPX if the only reason that the merger has not been completed is due to VSI Holdings' failure to obtain the previously mentioned opinion of counsel regarding the effect of the reorganization for federal income tax purposes where SPX has obtained a letter from nationally recognized tax counsel stating that it would execute and deliver the opinion on behalf of VSI Holdings, SPX has delivered the opinion of its own tax counsel to VSI Holdings, and SPX and VSI Holdings have delivered the tax representations certificates required of them; or

     - by SPX as a result of a breach by VSI Holdings in any material respect of any of its representations, warranties or covenants under the merger agreement, if (1) the breach constitutes a VSI Holdings material adverse effect, as defined in the merger agreement, and (2) SPX has given written notice to VSI Holdings of the breach promptly after learning of it and VSI Holdings has not reasonably cured the breach on or prior to the applicable closing deadline.

     In addition, VSI Holdings will be required to pay the fee in the event that:

     - after the date of the merger agreement and prior to the termination of the merger agreement a third party makes known to VSI Holdings a bona fide takeover proposal, as defined in the merger agreement, makes a takeover proposal directly to VSI Holdings' shareholders or publicly announces its intention (whether conditional or unconditional) to make a takeover proposal, and thereafter:

             (1) SPX terminates the merger agreement after the VSI Holdings board of directors has withdrawn or modified in a manner adverse to SPX the board's approval or recommendation of the approval of the merger agreement by the VSI Holdings shareholders or approves or recommends a superior transaction (as defined in the merger agreement); or

             (2) VSI Holdings terminates the merger agreement if, prior to the approval of the merger agreement by the VSI Holdings shareholders, the VSI Holdings board of directors determines in good faith by majority vote, with respect to any takeover proposal received by VSI Holdings after the date of the merger agreement that it constitutes a superior transaction (as defined in the merger agreement) and is in the best interest of VSI Holdings and its shareholders and the board of directors of VSI Holdings has received the advice of McDonald Investments as to whether the takeover proposal constitutes a superior transaction.

     The fee is intended to compensate SPX for fees and expenses that it incurred prior to termination, the preparation of the agreement and the transaction contemplated by the agreement. In addition, if the merger agreement is terminated, SPX may not hire or solicit for employment any officer or key management employee of VSI Holdings.

     VSI Holdings will not be liable for any breach or breaches of any representation, warranty or covenant unless SPX terminates the merger agreement as a result of the breach or breaches. Furthermore, any liability of VSI Holdings for breaches of representations and warranties will be limited to the lesser of the actual damages incurred by SPX as a direct result of the breaches or $9 million. In the case of any breaches of covenants by VSI Holdings, VSI Holdings' liability will be limited to payment of the $9 million termination fee.

     SPX will not be liable for any breach or breaches of any representation, warranty or covenant unless VSI Holdings terminates the merger agreement as a result of the breach or breaches. Furthermore, any liability of SPX for breaches of representations, warranties or covenants will be limited to the lesser of the actual damages incurred by VSI Holdings as a direct result of the breaches or $9 million, except in the case of willful breaches of material covenants that result in the merger not closing, in which case this limit will not apply.

INDEMNIFICATION AND INSURANCE

     Under the merger agreement, SPX has agreed to indemnify the current and former officers, directors, agents and employees of VSI Holdings and its subsidiaries (other than Advanced Animations) for acts or omissions occurring at or prior to the effective time of the merger. SPX has further agreed that the indemnification and exculpation provisions in the SPX certificate of incorporation and bylaws will be at least as favorable to those persons as the provisions currently applicable to them and will not be amended, repealed or otherwise modified for a period of six years after the merger in any manner that would adversely affect the rights thereunder of these individuals.

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

     The merger agreement also provides that, for six years after the effective time of the merger, SPX will obtain and maintain liability insurance covering acts or omissions occurring prior to the effective time of the merger for those persons who were covered by VSI Holdings' directors' and officers' liability insurance policy. These policies will continue under the same terms and in amounts no less favorable than those in effect on the date of the merger agreement. SPX, however, will not be required to pay more than 300% of the amount paid by VSI Holdings in 2000 to maintain that insurance, and, in the event that the annual premiums exceed 300%, SPX will obtain a policy with the greatest coverage available for a cost not exceeding that amount.

INDEMNITY AND RESTRICTION AGREEMENT

     Contemporaneously with the execution of the merger agreement, Steve Toth, Jr., individually, as well as several entities owned and/or controlled by Mr. Toth, his wife and their daughter executed and delivered to SPX an indemnity and restriction agreement. The agreement is attached to this proxy statement-prospectus as Appendix B, and we urge you to read it carefully. Mr. Toth is the Chairman and CEO of VSI Holdings and is the beneficial owner, or is deemed to share control, of approximately 27,905,755 shares of VSI Holdings common stock. In the indemnity and restriction agreement, Mr. Toth agreed to pay or reimburse SPX for certain losses, fees and expenses related to certain specifically enumerated matters, as more particularly set forth in the agreement. In addition, Mr. Toth agreed to pay all legal fees and expenses (including investment banking fees) that VSI Holdings incurs in connection with the merger in excess of $1.5 million. To secure Mr. Toth's indemnification obligations, Mr. Toth agreed to escrow 64,248 shares of SPX common stock that he will receive as stock consideration for the merger. After one year, the escrow agent will release to Mr. Toth the lesser of 32,124 shares and the amount obtained by subtracting the number of shares representing the value of contested claims, if any, plus any other fees and expenses to be reimbursed by Toth under the indemnity and restriction agreement from 32,124 shares. After two years, the escrow agent will release the balance of the pledged stock less any claimed amounts. Mr. Toth and the entities that signed the agreement also agreed that they would not, in any 90-day period and for a period of one year from the date of the agreement, sell, transfer or dispose of 25% or more of the aggregate shares of SPX common stock that they receive in the merger. Finally, Mr. Toth agreed not to compete with SPX or solicit employees or customers of SPX for a five-year period.

OPINION OF VSI HOLDINGS' FINANCIAL ADVISOR

     Introduction

     VSI Holdings asked McDonald Investments to render an opinion to VSI Holdings' board as to the fairness to VSI Holdings' shareholders of the merger consideration from a financial point of view. On March 13, 2001, McDonald Investments delivered its oral opinion that, as of that date and based upon and subject to the assumptions, limitations and qualifications contained in its opinion, the merger consideration was fair to VSI Holdings' shareholders from a financial point of view.

     THE FULL TEXT OF THE WRITTEN OPINION OF MCDONALD INVESTMENTS DATED MARCH 30, 2001 IS ATTACHED TO THIS DOCUMENT AS APPENDIX C. YOU ARE URGED TO READ THAT OPINION CAREFULLY AND IN ITS ENTIRETY FOR ASSUMPTIONS MADE, PROCEDURES FOLLOWED, OTHER MATTERS CONSIDERED AND LIMITS OF THE REVIEW UNDERTAKEN IN ARRIVING AT THAT OPINION. THE DESCRIPTION OF MCDONALD INVESTMENTS' OPINION CONTAINED IN THIS DOCUMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION.

     VSI Holdings retained McDonald Investments to serve as an advisor to its board and not as an advisor to or agent of any of VSI Holdings' shareholders. McDonald Investments prepared its opinion for VSI Holdings' board, and that opinion is directed only to the fairness of the merger consideration to VSI Holdings' shareholders from a financial point of view. McDonald Investments' opinion does not address the merits of VSI Holdings' decision to engage in the merger or other business strategies considered by VSI Holdings' board, nor does it address the board's decision to proceed with the merger. McDonald

Investments' opinion does not constitute a recommendation to any VSI Holdings shareholder as to how that shareholder should vote at VSI Holdings' special meeting of shareholders.

     VSI Holdings retained McDonald Investments solely to render the fairness opinion. McDonald Investments did not participate in the negotiations between the parties regarding the merger consideration. VSI Holdings imposed no restrictions or limitations on McDonald Investments with respect to the investigations made or the procedures followed by McDonald Investments in rendering its opinion.

     In rendering its written opinion, McDonald Investments reviewed, among other things:

     - the merger agreement between VSI Holdings and SPX, including the exhibits and schedules;

     - the asset purchase agreement among SPX, PII Ventures and Steve Toth, Jr.;

     - the form of agreement and plan of merger between PII Ventures and Advanced Animations;

     - Annual Reports on Form 10-K for the last four fiscal years, Quarterly Reports on Form 10-Q and other publicly available information about VSI Holdings and SPX;

     - internal business and financial information, including projections, furnished to McDonald Investments by VSI Holdings' management;

     - publicly available information concerning historical stock prices and trading volumes for VSI Holdings' common stock and SPX's common stock;

     - publicly available information for certain other companies that McDonald Investments thought were comparable to VSI Holdings or SPX and the trading markets for certain of those other companies' securities; and

     - publicly available information about the nature and terms of other business combination transactions that McDonald Investments considered relevant to its analysis of this transaction.

McDonald Investments also met with officers and employees of VSI Holdings to discuss VSI Holdings' business and prospects and other matters that McDonald Investments believed were relevant.

     You should note that in rendering its opinion, McDonald Investments relied upon the accuracy and completeness of all of the financial and other information provided to it or publicly available. McDonald Investments also assumed and relied upon the accuracy of representations and warranties of VSI Holdings and SPX contained in the merger agreement. McDonald Investments was not engaged to verify, and did not independently attempt to verify, any of the information. McDonald Investments also relied upon VSI Holdings' management as to the reasonableness and achievability of the financial and operating projections, as well as the assumptions and bases for those projections, and assumed that they reflected the best currently available estimates and judgment of VSI Holdings' management. VSI Holdings did not engage McDonald Investments to assess the reasonableness or achievability of those projections or the assumptions underlying them and expressed no view on those matters. McDonald Investments did not conduct a physical inspection or appraisal of any of the assets, properties or facilities of either VSI Holdings or SPX, nor was it furnished with any evaluation or appraisal of those assets, properties or facilities. McDonald Investments also assumed that the conditions to the merger in the merger agreement would be satisfied and that the merger would be completed on a timely basis in the manner contemplated by the merger agreement.

     McDonald Investments' opinion is based on economic and market conditions and other circumstances existing on the date of its opinion. McDonald Investments' opinion does not address any matters subsequent to its date, including the value of SPX's common stock when it is issued to VSI Holdings' shareholders. McDonald Investments' opinion is limited to the fairness, as of the date of the opinion, from a financial point of view of the merger consideration and does not address VSI Holdings' underlying business decision to effect the merger or any other terms of the merger.

     You should understand that, although subsequent developments may affect its opinion, McDonald Investments does not have to update, revise or reaffirm its opinion.
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

     McDonald Investments' Analysis

     McDonald Investments developed several analyses to evaluate the merger consideration. These were a leveraged buyout analysis, a discounted cash flow analysis, a comparable public company analysis and a comparable merger and acquisition analysis. The following is a brief summary of the analyses performed by McDonald Investments to arrive at its opinion. The results determined from any particular analysis are not necessarily indicative of actual values or predictive of future results or values and are inherently subject to substantial uncertainty.

     Leveraged Buyout Analysis. McDonald Investments performed a leveraged buyout analysis to determine the price a hypothetical financial buyer could afford to pay under prevailing market conditions. For purposes of this analysis, McDonald Investments used VSI Holdings' results for the twelve months ended December 31, 2000 and management's financial projections for fiscal years 2001 through 2005. McDonald Investments based this analysis on the following assumptions:

     - a market rate of interest on revolving debt of 8.0%, a market rate of return on senior term debt of 8.0% and a market rate of return on subordinated debt of 12.0%;

     - maximum senior debt determined by the current market conditions for asset based loans;

     -  expected internal rate of return of 29.8% for the equity investor; and

     - expected internal rate of return of 20.0% for the subordinated debt lender.

     This methodology implied a valuation of between $1.93 and $2.52 per share, as compared to the $4.35 per share merger consideration.

     Discounted Cash Flow Analysis. McDonald Investments performed a discounted cash flow analysis to calculate VSI Holdings' implied present value per share based on management's projections for fiscal year 2001 through fiscal year 2005. Using this information, McDonald Investments calculated the free cash flows VSI Holdings could generate through fiscal year 2005. McDonald Investments also calculated an estimated terminal value for VSI Holdings at the end of 2005 based on a terminal multiple of 6.5 times earnings before interest, taxes, depreciation and amortization, or EBITDA. These future cash flows and terminal value were discounted using a discount rate of 15.1%. In deriving the discount rate, McDonald Investments calculated a weighted average cost of capital for VSI Holdings utilizing the capital asset pricing model. The sum of the present value of the free cash flows and terminal values less outstanding debt plus existing cash yielded implied prices per share ranging from $2.67 per share to $3.57 per share, as compared to the merger consideration of $4.35 per share.

     Inherent in any discounted cash flow valuation are the use of a number of assumptions, including the accuracy of management's projections, and the subjective determination of an appropriate terminal value and discount rate to apply to the projected cash flows of the entity under examination. Variations in any of these assumptions or judgments could significantly alter the results of a discounted cash flow analysis.

     Comparable Public Company Analysis. McDonald Investments' comparable public company analysis involves an analysis of publicly traded companies that it considered to be comparable to VSI Holdings with regard to industry, operations, performance and/or markets served. This analysis is based on the theory that the market value of a company can be estimated by deriving market multiples from publicly traded companies that relate their stock prices to earnings, cash flows or other measures of the target company. No company used as a comparison in this analysis is identical to VSI Holdings.

     McDonald Investments selected public companies that, in its estimation, were reasonably similar in scope of operations to VSI Holdings. The companies selected were TeleTech Holdings, Inc., APAC Customer Services, Inc., SITEL Corp., Aegis Communications Group, Boron, LePore & Associates, Inc., RMH Teleservices, Inc., Access Worldwide Communications, Inc. and Innotrac Corporation. This group includes companies with market values of between $9.1 million and $926.5 million.

     The data and ratios McDonald Investments compared included, among other things:

     -  enterprise value to latest twelve months sales;

     -  enterprise value to latest twelve months EBITDA;

     -  enterprise value to latest twelve months EBIT;

     -  market value to book value;

     -  current stock price to earnings per share for the latest twelve months;

     -  current stock price to estimated earnings per share for fiscal 2001;

     -  current stock price to estimated earnings per share for fiscal 2002; and

     -  current stock price to estimated earnings growth for fiscal 2002.

     Enterprise value is defined as market value, plus the book value of debt, less cash and cash equivalents. Market value is defined as current stock price multiplied by outstanding shares. McDonald Investments applied the valuation multiples, reflecting the average and median multiples of the comparable companies. The table below illustrates the range of valuation multiples, as well as the average and median multiples, for the comparable group resulting from this analysis. It also shows the valuation multiples for VSI Holdings implied by the merger consideration.

                    SUMMARY OF ANALYSIS OF PUBLIC COMPANY VALUATION MULTIPLES
                    ---------------------------------------------------------
LATEST TWELVE MONTHS                                 RANGE       AVERAGE    MEDIAN    VSI HOLDINGS
--------------------                              -----------    -------    ------    ------------
Enterprise Value/Sales..........................    0.2x-1.2x      0.6x      0.5x         0.9x
Enterprise Value/EBITDA.........................   3.8x-23.7x     10.0x      8.2x         8.5x
Enterprise Value/EBIT...........................   8.3x-32.2x     17.4x     15.9x        12.1x
Market Value/Book Value.........................    0.2x-3.6x      1.7x      1.5x         4.1x
Price/Earnings..................................  14.4x-28.8x     21.0x     20.5x        18.6x
2001 Price/Earnings.............................   9.6x-27.3x     17.2x     16.0x        12.4x
2002 Price/Earnings.............................  10.9x-14.6x     12.6x     12.3x         7.3x
2002 PEG Ratio..................................    0.3x-0.3x      0.3x      0.3x         0.1x

This method implied a valuation of between $2.67 and $3.27 per share, as compared to the merger consideration of $4.35 per share.

     Comparable Merger and Acquisition Analysis. McDonald Investments analyzed information related to seven selected merger and acquisition transactions for which public information was available. They conducted this analysis to determine relevant valuation multiples for transactions considered similar to the merger. No transaction used as a comparison in this analysis is identical to the merger. McDonald Investments identified transactions of companies and industries related to VSI Holdings, including marketing and advertising companies that utilize in-person, telephonic and on-line means to provide services to their customers. After reviewing the transactions where financial information was available, McDonald Investments applied the median transaction multiples resulting from this analysis to VSI Holdings' latest twelve months sales, EBIT and EBITDA figures to derive an implied valuation for VSI Holdings. This methodology implied a valuation of between $4.46 and $5.65 per share, as compared to the merger consideration of $4.35 per share.

                  SUMMARY OF ANALYSIS OF SELECTED ACQUISITION TRANSACTIONS
                  --------------------------------------------------------
                                                                RANGE       AVERAGE    MEDIAN
                                                              ----------    -------    ------
Enterprise Value/Revenue....................................   0.1x-2.5x      1.5x      1.5x
Enterprise Value/EBIT.......................................  6.5x-19.1x     13.1x     14.6x
Enterprise Value/EBITDA.....................................  12.2x-5.9x      9.0x      9.5x

     Conclusion

     This summary describes the principal elements of McDonald Investments' presentation to VSI Holdings' board on March 13, 2001 and its written opinion dated March 30, 2001. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. A fairness opinion is not readily susceptible to summary description. Each of the analyses conducted by McDonald Investments was carried out to provide a different perspective on the transaction and add to the total mix of information available. McDonald Investments did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness from a financial point of view. Rather, in reaching its conclusion, McDonald Investments considered the results of the analyses in light of each other and ultimately reached its opinion based upon the results of all analyses taken as a whole. McDonald Investments did not place particular reliance or weight on any individual analysis, but instead concluded that its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, McDonald Investments believes that you must consider its analyses as a whole and that selecting portions of its analysis and the factors considered by it, without considering all analyses and factors, could create an incomplete or misleading view of the evaluation process underlying its opinion. In performing its analyses, McDonald Investments made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by McDonald Investments are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by those analyses.

     Engagement Letter. Under the terms of an engagement letter dated January 16, 2001, VSI Holdings agreed to pay McDonald Investments a fee for its services in rendering its fairness opinion of $350,000 upon oral delivery of a fairness opinion to VSI Holdings' board, provided, however, that if the merger agreement was not executed prior to March 15, 2001, the amount of McDonald Investments' fee for rendering its opinion would be increased by $150,000, and if the merger agreement had not been executed prior to May 15, 2001, McDonald Investments' fee for rendering its opinion would have been increased by an additional $150,000. VSI Holdings has also agreed to reimburse McDonald Investments promptly for all out-of-pocket expenses, including the reasonable fees and out-of-pocket expenses of counsel, incurred by McDonald Investments in connection with its engagement, whether or not the merger is consummated, and to indemnify McDonald Investments and related persons against liabilities in connection with its engagement, including liabilities under federal securities laws. The terms of the fee arrangement with McDonald Investments were negotiated at arm's-length between VSI Holdings and McDonald Investments.

     In the ordinary course of business, McDonald Investments may actively trade the securities of VSI Holdings and SPX for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in those securities.

     McDonald Investments, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. VSI Holdings selected McDonald Investments based on its experience in transactions similar to the merger and its reputation in the retail and investment communities.

NO DISSENTERS' RIGHTS

     Under Georgia law, VSI Holdings shareholders are not entitled to dissenters' rights of appraisal in connection with the merger.

ACCOUNTING TREATMENT

     SPX will account for the merger using the purchase method of accounting.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following discussion of federal income tax consequences is for general information only and is based on existing law as of the date of this proxy statement-prospectus. We urge VSI Holdings shareholders to consult their tax advisors to determine the particular tax consequences to them of the merger, including the applicability and effect of federal, state, local, foreign and other tax laws.

     The following summary, based upon current law, is a general discussion of certain material federal income tax consequences of the merger to SPX, VSI Holdings and VSI Holdings shareholders and assumes that the merger is consummated as described in this proxy statement-prospectus. This summary is based upon the Internal Revenue Code of 1986, as amended, applicable Treasury regulations promulgated thereunder, and administrative rulings and judicial authority, all as of the date of this proxy statement-prospectus, and all of which are subject to change, possibly with retroactive effect. Any change could affect the continuing validity of this summary. This summary applies to VSI Holdings shareholders who hold their VSI Holdings common stock as capital assets. It does not discuss all aspects of income taxation that a particular VSI Holdings shareholder may find relevant in light of his or her specific circumstances, or in light of special treatment that he or she might be subject to under the federal income tax laws (for example, foreign persons, dealers in securities, banks and other financial institutions, insurance companies, tax-exempt organizations, and shareholders who acquired their VSI Holdings common stock pursuant to the exercise of options or otherwise as compensation or through a tax-qualified retirement plan). In addition, this summary does not discuss any aspect of state, local, foreign or other tax laws.

     Neither SPX nor VSI Holdings has sought, and neither SPX nor VSI Holdings intends to seek, a ruling from the Internal Revenue Service as to the anticipated tax consequences of the merger. Gardner, Carton & Douglas, counsel to SPX, has advised SPX, and Miller, Canfield, Paddock and Stone, P.L.C., counsel to VSI Holdings, has advised VSI Holdings, that, assuming the merger is consummated as contemplated in this proxy statement-prospectus, the material U.S. federal income tax consequences of the merger to SPX, VSI Holdings and VSI Holdings shareholders are described below.

     The Merger. It is a condition to the consummation of the merger that SPX receive an opinion of its counsel, Gardner, Carton & Douglas, and that VSI Holdings receive an opinion of its counsel, Miller, Canfield, Paddock and Stone, P.L.C., that the merger will qualify as a reorganization for federal income tax purposes within the meaning of Section 368(a) of the Internal Revenue Code. The opinions of Gardner, Carton & Douglas and Miller, Canfield, Paddock and Stone, P.L.C. will be expressly based upon the accuracy of certain assumptions and the truth and accuracy of certain representations contained in the merger agreement or made to them by SPX and VSI Holdings. As a reorganization for federal income tax purposes within the meaning of Section 368(a) of the Internal Revenue Code, it is the opinion of counsel to VSI Holdings that the merger will result in the following general federal income tax consequences to VSI Holdings and its shareholders:

          1. VSI Holdings will be a party to a reorganization within the meaning of Section 368(b) of the Internal Revenue Code.

          2. VSI Holdings will recognize neither gain nor loss solely as a result of the consummation of the merger.

          3. VSI Holdings shareholders who receive solely SPX common stock in exchange for their VSI Holdings common stock in the merger will not recognize any gain or loss pursuant to Section 354 of the Internal Revenue Code, except that those VSI Holdings shareholders may recognize gain to the extent cash is received in lieu of fractional share interests in SPX common stock.

          4. VSI Holdings shareholders who receive SPX common stock and cash in exchange for their VSI Holdings common stock in the merger will recognize any gain that is realized by them under the applicable rules of the Internal Revenue Code to the extent of the cash received by them in the merger in accordance with the rules of Section 356 of the Internal Revenue Code.

          5. The tax basis of the SPX common stock received by each VSI Holdings shareholder who exchanges his or her VSI Holdings common stock solely for SPX common stock in the merger will be the same as the tax basis of the shares of VSI Holdings common stock surrendered in exchange therefor (reduced by any amount allocable to a fractional share interest for which cash is received).

          6. The tax basis of the SPX common stock received by each VSI Holdings shareholder who exchanges his or her VSI Holdings common stock for SPX common stock and cash in the merger will be the same as the tax basis of the shares of VSI Holdings common stock surrendered in exchange therefor, reduced by the amount of any cash received and increased by the amount of any gain recognized on the exchange.

          7. Provided that the VSI Holdings common stock is held as a capital asset on the date of the exchange, the holding period of SPX common stock received by a VSI Holdings shareholder tax free in the merger will include the period during which the VSI Holdings shareholder held the VSI Holdings common stock exchanged therefor.

          8. As to each VSI Holdings shareholder who exchanges his or her shares of VSI Holdings common stock solely for shares of SPX common stock in the merger, the cash received by that VSI Holdings shareholder in lieu of a fractional share interest of SPX common stock will be treated as having been received as a distribution in full payment in exchange for the fractional share interest of SPX common stock that the VSI Holdings shareholder would otherwise be entitled to receive and will qualify as capital gain or loss (assuming the shares of VSI Holdings common stock were a capital asset in that VSI Holdings shareholder's hands at the time the merger is completed), provided that the cash payment for fractional shares
     (a) will not constitute separately bargained for consideration, and (b) will not exceed 5% of the total consideration received by the VSI Holdings shareholders in the merger.

     As a reorganization for federal income tax purposes within the meaning of
Section 368(a) of the Internal Revenue Code, it is the opinion of counsel to SPX that the merger will result in the following general federal income tax consequences to SPX:

          1. SPX will be a "party to a reorganization" within the meaning of
     Section 368(b) of the Internal Revenue Code;

          2. No gain or loss will be recognized by SPX in the merger pursuant to
     Section 1032 of the Internal Revenue Code; and

          3. SPX's basis in the assets acquired from VSI Holdings will be the same as the basis of the assets in the hands of VSI Holdings immediately before the merger increased by any gain recognized by VSI Holdings in the merger pursuant to Section 362(b) of the Internal Revenue Code, and the holding period of the assets acquired by SPX will include the holding period thereof when held by VSI Holdings immediately before the merger pursuant to Section 1223(2) of the Internal Revenue Code.

     Other Federal Income Tax Consequences of the Merger. Generally, gain recognized by a shareholder of VSI Holdings as described in paragraph 4 above, will be capital gain, provided that the exchange of VSI Holdings common stock for SPX common stock does not have the effect of a distribution of a dividend under the rules of Section 356 of the Internal Revenue Code with respect to the shareholder. This capital gain would be long-term capital gain if the shareholder has held the stock for more than 12 months. However, because this is dependent upon individual circumstances, counsel has declined to give an opinion on this matter. Therefore, VSI Holdings shareholders who elect the combination consideration should consult their tax advisors to determine the character of any gain that they recognize as a result of the merger.

     Although it is the opinion of counsel that neither VSI Holdings nor SPX will recognize gain or loss solely as a result of the consummation of the merger, other transactions described elsewhere in this proxy statement-prospectus, including the transactions contemplated in the asset purchase agreement and the Advanced Animations merger agreement, will be taxable transactions.

     Backup Withholding. To prevent "backup withholding" of federal income tax on any payments of cash to a VSI Holdings shareholder in the merger, a VSI Holdings shareholder must, unless an exception applies under the applicable law and regulations, provide the payor of the cash with his or her correct taxpayer identification number on a Substitute Form W-9 and certify under penalties of perjury that the number is correct and that he or she is not subject to backup withholding. The form of election and letter of transmittal mailed to VSI Holdings shareholders will include a Substitute Form W-9. If the VSI Holdings shareholder does not provide the correct taxpayer identification number and certifications, a $50 penalty may be imposed on him or her by the Internal Revenue Service, and any cash received by him or her may be subject to backup withholding at a rate of 31%.

RESALE OF SPX COMMON STOCK ISSUED IN THE MERGER; AFFILIATES

     This proxy statement-prospectus does not cover any resales of the SPX common stock that VSI Holdings shareholders will receive in the merger, and SPX has not authorized anyone to use this proxy statement-prospectus in connection with a resale.

     VSI Holdings shareholders who are not deemed to be "affiliates" of VSI Holdings under the Securities Act at the time of VSI Holdings' special meeting can freely transfer any SPX shares that they receive in the merger. Affiliates of VSI Holdings may only sell their shares in transactions permitted by Rule 145 or another applicable exemption from the registration requirements of the Securities Act. VSI Holdings' affiliates for this purpose generally include individuals or entities that control, are controlled by, or are under common control with, VSI Holdings. These affiliates would typically not include shareholders who are not officers, directors or principal shareholders of VSI Holdings.

ASSET PURCHASE AGREEMENT

     At the time of the execution of the merger agreement, Steve Toth, Jr. and PII Ventures, L.L.C., an entity owned and controlled (directly and indirectly) by Mr. Toth, entered into an asset purchase agreement with SPX. Immediately following the merger, PII Ventures will purchase certain assets of SPX acquired from VSI Holdings in accordance with the merger. Mr. Toth is the Chairman and CEO of VSI Holdings and is the beneficial owner, or is deemed to share control, of approximately 27,905,755 shares of VSI Holdings. Accordingly, he is familiar with the assets PII Ventures will purchase under the asset purchase agreement. The assets that SPX will sell to PII Ventures consist of: (1) all of its limited partnership interests in K.C. Investors, L.P.; (2) all of its membership interests in Corporate Eagle Five, L.L.C.; (3) all of its stock in the OZ Entertainment Company; and (4) the Agency of Record Marketing Agreement between OZ Entertainment and Visual Services, Inc. PII Ventures will pay SPX $3,690,000 in cash. SPX is selling the assets to PII Ventures on an "as is, where is" basis, without any representations, warranties or guaranties with respect to fitness, merchantability or otherwise. PII Ventures will assumes all liabilities related to the assets it purchases from SPX.

     In addition, SPX and PII Ventures have agreed to enter into a merger agreement providing for the merger of Advanced Animations, Inc., currently a wholly owned subsidiary of VSI Holdings, with and into PII Ventures. PII Ventures will pay SPX $16,750,000 in cash for Advanced Animations. That merger would occur simultaneously with the closing of the asset purchase.
See -- Advanced Animations Merger Agreement below.

     The asset purchase agreement, which was the result of arm's-length negotiations between SPX and Mr. Toth, includes representations and warranties by SPX to PII Ventures including: corporate existence, corporate authorization and enforceability and no conflict. The asset purchase agreement also contains the following representations and warranties by PII Ventures to SPX: enforceability, no conflict and full disclosure. These representations and warranties will survive the closing of the sale of the assets indefinitely.

     The obligations of SPX and PII Ventures to complete the sale of assets to PII Ventures are subject to the satisfaction or waiver of closing conditions, as provided in more detail in the asset purchase agreement. In particular, SPX and PII Ventures have the right not to consummate the sale if all of the covenants and conditions precedent to the merger agreement have not been satisfied.

     SPX and PII Ventures may agree to terminate the asset purchase agreement at any time. Either SPX or PII Ventures may terminate the agreement if the other party fails to fulfill any of its covenants, or breaches any of its representations and warranties. In addition, either party may, under certain circumstances, terminate the asset purchase agreement if the sale of the assets is not completed within 10 days of the closing deadline for the merger agreement.

     Finally, SPX agreed to indemnify PII Ventures, and PII Ventures and Mr. Toth agreed to indemnify SPX, for certain losses incurred in connection with certain excluded liabilities and assumed liabilities, respectively, and the breach or violation of any representation, warranty or covenant.

ADVANCED ANIMATIONS MERGER AGREEMENT

     Simultaneously with the closing of the asset purchase agreement, Advanced Animations will be merged with and into PII Ventures. Advanced Animations is currently a wholly owned subsidiary of VSI Holdings, but following the merger will be wholly owned by SPX. As consideration for the merger, PII Ventures will pay SPX $16,750,000 in cash. SPX is selling Advanced Animations to PII Ventures on an "as is, where is" basis, without any representations, warranties or guaranties with respect to fitness, merchantability or otherwise. The terms of this merger were the result of arm's-length negotiations between SPX and Mr. Toth.

                          COMPARATIVE PER SHARE PRICES

     SPX common stock is listed and principally traded on the NYSE and is also
listed on the Pacific Exchange under the symbol "SPW". On           , the record
date for the special meeting, there were           registered holders of SPX
common stock. SPX's fiscal year ends on December 31.

     VSI Holdings common stock is listed on the AMEX under the symbol "VIS". As
of the record date, VSI Holdings had           registered holders. VSI Holdings'
fiscal year ends on September 30.

     The tables below show, for the periods indicated, the high and low trading prices per share of SPX common stock, as reported on the NYSE Composite Tape, and of VSI Holdings common stock, as reported on the AMEX.

                                 SPX COMMON STOCK
----------------------------------------------------------------------------------
                                                                 HIGH        LOW
                                                                -------    -------
Fiscal 1999:
  First quarter.............................................    $ 71.75    $ 48.75
  Second quarter............................................      87.13      50.69
  Third quarter.............................................      94.00      80.19
  Fourth quarter............................................      92.75      73.00
Fiscal 2000:
  First quarter.............................................    $122.00    $ 74.00
  Second quarter............................................     124.50      89.88
  Third quarter.............................................     186.00     118.31
  Fourth quarter............................................     147.00      90.50
Fiscal 2001:
  First quarter.............................................    $118.75    $ 88.00
  Second quarter (through April 12, 2001)...................      96.31      84.99

                            VSI HOLDINGS COMMON STOCK
----------------------------------------------------------------------------------
                                                                 HIGH        LOW
                                                                -------    -------
Fiscal 1999:
  First quarter.............................................    $  6.00    $  3.19
  Second quarter............................................       7.25       4.75
  Third quarter.............................................       5.88       4.13
  Fourth quarter............................................       4.69       3.13
Fiscal 2000:
  First quarter.............................................    $  4.44    $  3.00
  Second quarter............................................       4.00       2.75
  Third quarter.............................................       3.38       2.50
  Fourth quarter............................................       3.81       2.13
Fiscal 2001:
  First quarter.............................................    $  3.63    $  2.13
  Second quarter............................................       4.19       2.63
  Third quarter (through April 12, 2001)....................       4.19       3.85

                                DIVIDEND POLICY

     Neither SPX nor VSI Holdings has declared or paid cash dividends in the past two fiscal years. SPX does not intend to pay dividends on its common stock. SPX has determined that for the foreseeable future any distribution of earnings will be in the form of open market purchases when deemed appropriate by management and the board. SPX's credit agreement contains restrictions that may limit the payment of dividends and other distributions. VSI Holdings' loan agreements prohibit the payment of cash dividends without prior bank approval.

                           INFORMATION CONCERNING SPX

     SPX is a global multi-industry company that is focused on profitably growing its businesses, enabling it to continue to grow sales, earnings and cash flow. SPX's strategy is to create market advantages through product and technology leadership, by expanding its product and service offerings to full customer solutions and by building critical mass through strategic acquisitions.

OPERATING SEGMENTS

     SPX is a global provider of technical products and systems, industrial products and services, service solutions and vehicle components. SPX's products include networking and switching products, fire detection and building life-safety products, TV and radio broadcast antennas and towers, transformers, substations and industrial mixers and valves. SPX products and services also include specialty service tools, diagnostic systems, service equipment, technical information services and vehicle components. With over 14,000 employees worldwide, SPX is a multinational corporation with operations in 19 countries.

     SPX's business has been operated through the following four business segments:

     Technical Products and Systems: The operations in the Technical Products and Systems segment are focused on solving customer problems with complete technology-based systems. The emphasis is on growth through investment in new technology, new product introduction, alliances and acquisitions.

     The Technical Products and Systems segment includes SPX's Inrange Technologies Corporation subsidiary that designs, manufactures, markets and services networking and switching products for storage, data and telecommunications networks, including fibre channel directors for storage area networks. SPX owns approximately 89.5% of the total number of outstanding shares of Inrange's common stock, which represents about 97.7% of the combined voting power of all classes of Inrange's common stock. The balance of Inrange's common stock is publicly held. Inrange serves Fortune 1000 businesses and other large enterprises that operate large-scale systems where reliability and continuous availability are critical. Inrange focuses on high-end, large-scale, fault tolerant products. Inrange's products have been installed at over 2,000 sites in 90 countries and are designed to be compatible with various vendors' products and multiple communication standards and protocols.

     This segment also includes fire detection and integrated building life-safety systems, TV and radio broadcast antennas and towers, and automated fare collection systems.

     Industrial Products and Services: The strategy of the Industrial Products and Services segment is to provide "Productivity Solutions for Industry." The business emphasis is on introducing new related services and products, as well as focusing on the replacement parts and service elements of the business and growing through acquisitions. This segment includes operations that design, manufacture and market power transformers, industrial valves and mixers, electric motors, laboratory and industrial ovens and freezers, hydraulic systems, material handling systems and electric motors for industrial chemical companies, pulp and paper manufacturers, laboratories and utilities.

     Service Solutions: Service Solutions includes operations that design, manufacture and market a wide range of specialty service tools, hand-held diagnostic systems and service equipment and technical and training information, primarily to the motor vehicle industry in North America and Europe. Major customers are franchised dealers of motor vehicle manufacturers, aftermarket vehicle service facilities and independent distributors.

     Vehicle Components: This segment includes operations that supply high-integrity aluminum and magnesium die-castings, forgings, automatic transmission and small engine filters and transmission kits for original equipment manufacturers. These operations also supply automatic transmission and small engine filters and transmission kits for aftermarket customers.

PENDING ACQUISITION

     On March 12, 2001, SPX announced that it had entered into an agreement for a wholly owned subsidiary to acquire United Dominion Industries Limited. United Dominion is a diversified manufacturer of proprietary engineered products in four business segments -- flow technology, machinery, specialty engineered products, and test instrumentation. It has annual sales of $2.4 billion and approximately 14,000 employees in 20 countries. The common stock of United Dominion is listed on the NYSE and the Toronto Stock Exchange under the symbol "UDI".

     SPX will issue approximately 9.2 million shares in exchange for the shares of United Dominion in an all-stock transaction. SPX will also assume approximately $876 million in United Dominion debt. United Dominion shareholders will receive SPX shares based on a fixed exchange ratio of 0.2353 of an SPX share per United Dominion share, which was valued at $25 per United Dominion share based on the average closing price of a share of SPX common stock for the five-day period ended Friday, March 9, 2001, the day before the merger agreement between SPX and United Dominion was entered into. There is no collar on the fixed exchange ratio. The board of directors of both companies unanimously approved the agreement.

     The combination of SPX and United Dominion will create a company with approximately $5 billion in pro forma annual revenues and enhanced value-creation opportunities. SPX also will gain additional international reach as United Dominion derives approximately 33% of its revenues from sources outside the United States. United Dominion brings to SPX 18 businesses, many of which have leading market shares or product lines in key areas. SPX's business segments will be reconfigured to some extent, and United Dominion's business will be operated within the following four business segments: technical products and systems, industrial products and services, flow technology and service solutions.

     The United Dominion acquisition will be a taxable transaction to the shareholders of United Dominion and is to be implemented as a court-approved plan of arrangement (similar to a merger) under Canadian corporate law, is subject to approval by United Dominion shareholders, approval of the Ontario Court, antitrust clearance and customary closing conditions, and is expected to close, assuming satisfaction of all of the foregoing, on or about May 24, 2001. If the merger agreement is terminated in certain circumstances, United Dominion will be required to pay SPX a break-up fee of $40 million. United Dominion has scheduled a combined annual and special shareholders meeting for May 17, 2001 to vote on the merger agreement. For more information regarding the United Dominion acquisition, please refer to SPX's current reports on Form 8-K filed on March 12, April 12 and April 13, 2001.

     Following the United Dominion acquisition, SPX will review each business unit and identify areas to reduce structural cost, improve operating efficiencies and leverage technology. SPX expects to achieve a minimum of $30 million of annualized cost savings in the first full year following the acquisition. These include savings associated with the elimination of duplicate corporate office costs, consolidation of purchasing initiatives and rationalization of duplicate facilities, among others.

     In connection with the United Dominion acquisition, SPX has obtained commitments for $780 million in incremental term facilities consisting of a two-year term loan facility in an aggregate principal amount equal to $250 million and an increase in SPX's existing tranche C term facility from $300 million to $830 million. The incremental term facilities will bear interest at either the ABR rate or the Eurodollar rate, plus an applicable margin. The proceeds of these borrowings will be used to refinance a like amount of United Dominion's outstanding indebtedness. SPX intends, immediately prior to the completion of the United Dominion acquisition, to enter into a restated credit agreement to reflect the addition of the $780 million in incremental term facilities. The restated credit agreement will contain affirmative covenants, negative covenants, financial covenants, repayment provisions, representations and warranties, and events of default substantially similar to the terms contained in SPX's existing credit agreement.

     Alternatively, SPX may, in connection with the United Dominion acquisition, issue notes in a public offering or a private placement for approximately $250 million, in which case the $780 million in incremental term facilities will be reduced by an equivalent amount.

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

                      INFORMATION CONCERNING VSI HOLDINGS

     VSI Holdings is a leading full service provider of marketing services and customer relationship management, organizational training and development services, and entertaining and educational animatronic displays and other entertainment/edutainment products. VSI Holdings markets its services primarily to the automotive and pharmaceutical industries and markets its entertainment/edutainment products primarily to theme parks, casinos and museums. VSI Holdings' principal executive offices are located at 41000 Woodward Avenue, Bloomfield Hills, Michigan 48304; telephone (248) 644-0500.

MARKETING SERVICES

     VSI Holdings helps companies directly market and sell their products using an extensive array of disciplines, including writing, art direction, print and graphic production, corporate website development for the Internet and intranet, electronic commerce and database management.

     VSI Holdings also assists companies in establishing and maintaining customer relationships. It does so through a variety of interactive tools, including Internet, video and CD-ROM applications, video conferencing, inbound call centers and other telephony applications, ongoing customer film, slides, live theater, computer graphics and animation, print multimedia, and global satellite broadcasts.

     VSI Holdings also provides companies with general marketing support, including administrative services, direct marketing services and event marketing services. Administrative services include data entry and processing and installment processing. Event marketing services include creating and operating product exhibitions, including managing the venues, media coverage, attendee logistical services and post-event reporting

ORGANIZATIONAL TRAINING AND DEVELOPMENT

     VSI Holdings provides companies with a variety of organizational training, certification and development services that utilize contemporary learning theories and state-of-the-art technology, such as Interactive Distance Learning (a live, satellite based, two way interactive broadcast technology). VSI Holdings' training programs are generally designed to improve employee productivity in the areas of product knowledge, team building, sales skills, personal skills and behavioral development.

ENTERTAINMENT/EDUTAINMENT

     VSI Holdings has leveraged its marketing and training expertise to develop traveling consumer attractions for museums and high-end animation figures for theme parks, casinos and retailers on a worldwide basis. VSI Holdings utilizes hydraulic motion technology to create lifelike movement in its 3-D animatronic (robotic) figures.

                    COMPARISON OF RIGHTS OF SPX STOCKHOLDERS
                         AND VSI HOLDINGS SHAREHOLDERS

     SPX is incorporated under the laws of Delaware, and VSI Holdings is incorporated under the laws of Georgia. The rights of VSI Holdings shareholders are governed by the Georgia Business Corporation Code and VSI Holdings' governing documents, which consist of its articles of incorporation and bylaws. If the merger is consummated, the holders of VSI Holdings common stock will become holders of SPX common stock (other than holders who elect, and receive, only cash for their shares). As SPX stockholders, their rights will be governed by the General Corporation Law of Delaware and SPX's governing documents, which consist of its certificate of incorporation and bylaws and shareholders rights plan. In certain respects the rights of SPX stockholders differ from those of VSI Holdings shareholders.

     This summary is intended to highlight the material differences between the rights of SPX stockholders and VSI Holdings shareholders. It is not a complete statement of the rights of SPX stockholders under applicable Delaware laws or SPX's governing documents, or a comprehensive comparison with the rights of VSI Holdings shareholders under applicable Georgia laws or VSI Holdings' governing documents. It is not intended to be a complete description of the specific provisions to which we refer. For complete information, you should refer to the Delaware law, the Georgia law and the governing documents of SPX and VSI Holdings. To find out how to get copies of the governing documents, you should refer to Where You Can Find More Information.

SHAREHOLDER PROPOSALS AND NOMINATION OF DIRECTORS

     SPX's bylaws provide that for a matter to be properly brought before an annual meeting by a stockholder, the stockholder must give timely notice of the matter in writing to the secretary of SPX not less than 120 days nor more than 150 days prior to the anniversary date of the immediately preceding annual meeting. The bylaws also specify requirements for a stockholder's notice to be in proper form.

     Under SPX's bylaws, nominations for the election of directors may be made by the SPX board of directors, a committee appointed by the board or any stockholder entitled to vote in the elections of directors. A stockholder may nominate someone for election as a director at a meeting only if he or she has given written notice of his or her intent to make a nomination to SPX's secretary. Stockholders must submit their nominations for an election to be held at an annual meeting by 120 days prior to the anniversary date of the immediately preceding annual meeting. Stockholder nominations for an election to be held at a special meeting of the stockholders must be made at the close of business on the tenth day following the date on which notice of the special meeting was first given to stockholders. The bylaws also specify requirements for a stockholder's nomination to be in proper written form.

     Unlike SPX's governing documents, VSI Holdings' governing documents do not specify any advance notice of shareholder proposals or director nominations. In addition, neither the Delaware law nor the Georgia law contains requirements as to these issues.

DIRECTORS

     Both the Delaware law and the Georgia law provide that a board of directors may have one or more directors. The exact number of directors is fixed by or in the manner provided in the bylaws, unless the certificate or articles of incorporation fixes the number. In that case, an amendment to the certificate or articles of incorporation is required to change the number of directors.

     The SPX certificate of incorporation provides for the number of directors to be fixed by or pursuant to the bylaws. The SPX bylaws provide that, except as otherwise fixed pursuant to the certificate of incorporation relating to the rights of the holders of any preferred stock, the number of directors will be fixed from time to time by the SPX board, but cannot be less than three. At present, there are seven directors on SPX's board.

     The VSI Holdings bylaws provide that its board may have up to nine directors. Currently, seven directors serve on VSI Holdings' board.

     Under the Delaware law, the directors of a corporation may, by the certificate of incorporation, an initial bylaw or a bylaw adopted by a vote of the stockholders, be divided into one, two or three classes. The SPX certificate of incorporation provides that the directors, other than those who may be elected by the holders of preferred stock, will be classified into three classes, as nearly equal in number as possible. The Georgia law also provides for a classified board when this type of provision is in the articles of incorporation or in a bylaw adopted by the shareholders. VSI Holdings' governing documents do not provide for a classified board of directors.

     Under the Delaware law and the Georgia law, cumulative voting in the election of directors is not available unless it is specifically provided for in the certificate or articles of incorporation. SPX's certificate of incorporation does not provide for cumulative voting, and VSI Holdings' articles of incorporation specifically disallow it.

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

DIRECTOR VACANCIES

     Under the Delaware law, a majority of directors then on the board may fill vacancies and newly created directorships, unless otherwise provided in the certificate of incorporation or bylaws. The certificate of incorporation may direct that a particular class of stock is to elect the director, in which case any other directors elected by that class, or a sole remaining director so elected, may fill the vacancy. SPX's governing documents provide that a majority of the remaining directors then in office, even if less than a quorum, will fill any board vacancies, including those resulting from an increase in the number of directors.

     Under the Georgia law, unless the articles of incorporation or a bylaw adopted by the shareholders provides otherwise, vacancies and newly created directorships may be filled by the shareholders, by the board of directors or, if the directors constitute less than a quorum, by a majority of the directors remaining in office. If, however, the director was elected by a voting group, the shareholders of the voting group or the remaining directors elected by the voting group will fill the vacancy. VSI Holdings' bylaws provide that VSI Holdings board vacancies, including those from any increase in the number of directors, are filled by the majority of the directors then in office, even if less than a quorum, or by the shareholders at a special meeting of shareholders called for that purpose.

REMOVAL OF DIRECTORS

     Under the Delaware law, the holders of a majority of the shares then entitled to vote at an election of directors may remove any or all directors, with or without cause. If a corporation has a classified board, however, stockholders can remove directors only for cause unless the certificate of incorporation provides otherwise. In addition, under the Delaware law, when a corporation's certificate of incorporation provides that holders of a series or class, voting as a series or class, are entitled to elect one or more directors, then only the holders of that series or class may remove those directors without cause. The Delaware law does not permit directors to remove other directors.

     SPX's governing documents provide that, subject to certain rights of holders of preferred stock, any director may be removed from office only for cause and only by the affirmative vote of the holders of 80% of the combined voting power of the outstanding shares of stock entitled to vote in the election of directors, voting together as a single class.

     Under the Georgia law, shareholders may remove a director with or without cause, unless the articles of incorporation or a bylaw adopted by the shareholders only allow removal for cause. Under VSI Holdings' bylaws, a majority vote of the shareholders present or represented by proxy at a special meeting may remove a director with or without cause.

SPECIAL MEETINGS OF SHAREHOLDERS

     Both the Delaware law and the Georgia law provide that the board or any other person authorized in the corporation's certificate or articles of incorporation or bylaws may call a special meeting of shareholders. In addition, the Georgia law provides that a special meeting of shareholders may also be called by the holders of at least 25%, or a greater or lesser percentage as the articles of incorporation or bylaws provide, of all votes entitled to be cast on any issue proposed to be considered at a special meeting.

     Under the SPX governing documents, only the chairman, the president or a majority of the board may call special meetings of the stockholders. The VSI Holdings bylaws allow a special meeting to be called by the chairman of the board, the president, the board of directors or the holders of at least one-tenth of all the shares entitled to vote at the special meeting.

QUORUM FOR SHAREHOLDERS' MEETING

     VSI Holdings' bylaws require the holders of a majority of the shares issued and outstanding to be present in person or by proxy to establish quorum. SPX's bylaws provide that the holders of one-third of the stock issued and outstanding and entitled to vote at the meeting must be present in person or by proxy to establish a quorum.
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

CORPORATE ACTION WITHOUT A SHAREHOLDERS' MEETING

     Under the Delaware law and the Georgia law, shareholders can act by written consent in lieu of voting at a shareholders' meeting. The Delaware law permits a corporation to eliminate stockholder action by written consent in its certificate of incorporation. SPX's certificate of incorporation prohibits stockholders from acting by written consent in lieu of a meeting. VSI Holdings' bylaws allow for shareholder action by written consent without a meeting, without prior notice and without a vote.

PREFERRED STOCK

     SPX's certificate of incorporation and VSI Holdings' articles of incorporation both authorize the issuance of preferred stock. SPX has authorized the issuance of 3,000,000 preferred shares and VSI Holdings has authorized the issuance of 2,000,000 preferred shares. Neither company has issued any preferred shares.

STOCK EXCHANGE LISTING

     SPX common stock is listed on the NYSE and the Pacific Exchange under the symbol "SPW". VSI Holdings common stock is listed on the AMEX under the symbol "VIS".

FUNDAMENTAL CORPORATE CHANGES

     The Delaware law requires that the holders of a majority of the outstanding voting shares of the acquiring and target corporations approve statutory mergers. It does not provide explicitly for share exchanges. The Delaware law does not require a stockholder vote of the surviving corporation in a merger, unless the certificate of incorporation provides otherwise, if:

     - the merger agreement does not amend the surviving corporation's certificate of incorporation;

     - each share of the surviving corporation outstanding before the merger is equal to an identical outstanding or treasury share of the surviving corporation after merger; and

     - the number of shares to be issued by the surviving corporation in the merger does not exceed 20% of the shares outstanding immediately prior to the merger.

     The Georgia law requires that holders of a majority of the voting shares of the acquiring and target corporations approve statutory mergers and share exchanges. It contains an exception to its voting requirements for mergers and share exchanges where:

     - the articles of incorporation of the surviving corporation will not differ from its articles of incorporation before the merger;

     - each shareholder of the surviving corporation whose shares were outstanding immediately before the merger will hold the same number and type of shares immediately after the merger; and

     - the number and kind of shares outstanding immediately after the merger, plus the number and kind of shares issuable as a result of the merger, do not exceed the total number and kind of shares of the surviving corporation authorized by its articles of incorporation immediately before the merger.

     Both the Delaware law and the Georgia law require that a sale of all or substantially all of a corporation's assets be approved by a majority of the outstanding voting shares of the corporation transferring the assets.

BUSINESS COMBINATIONS WITH SUBSTANTIAL SHAREHOLDERS

     Unless specified conditions are met, business combinations by corporations with interested shareholders are subject to a moratorium of three years under the Delaware law and five years under the Georgia law. Prohibited business combinations include a merger with, disposition of assets to, or the issuance of stock to, the interested shareholder, or specified transactions that have the effect of increasing the proportionate amount of the outstanding securities held by an interested shareholder. The law considers the beneficial owner of 10% or more of the voting power of a company an interested shareholder.

     The Delaware law prohibits a corporation from engaging in a business combination with an interested stockholder for three years following the date that the stockholder became an interested stockholder, unless:

     - prior to that date, the corporation's board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

     - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation's voting stock; or

     - on or subsequent to that date, the board approves the business combination and the stockholders authorize it at an annual or special meeting, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

     The Delaware law permits a corporation to opt-out of this business combination statute. SPX's governing documents do not exclude SPX from the restrictions imposed by the Delaware law.

     Under the SPX certificate of incorporation, a substantial stockholder is any stockholder who directly or indirectly beneficially owns 10% or more of the voting power, an affiliate who within the previous two years directly or indirectly beneficially owned 10% of more of the voting power, or an assignee of these beneficial owners and affiliates. SPX's certificate of incorporation requires that a supermajority of SPX stockholders approve certain business combinations with substantial stockholders. Except as described below, 80% of the voting power of the SPX stockholders, voting together as a single class, must approve the following business combinations:

     - a merger of SPX or any of its subsidiaries with either a substantial stockholder or a corporation that is, or after the merger would be, an affiliate or associate (each as defined in the Securities Exchange Act of 1934) of a substantial stockholder;

     - a sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with any substantial stockholder, its affiliate or associate, of assets or a subsidiary of SPX, in each case having an aggregate fair market value of $10 million or more;

     - the issuance or transfer by SPX or a subsidiary of any securities of SPX or any of its subsidiaries to a substantial stockholder, or its affiliate or associate, in exchange for cash, securities or other consideration having an aggregate fair market value of $10 million or more;

     - the adoption of any plan or proposal for the liquidation or dissolution of SPX proposed by or on behalf of any substantial stockholder, or its affiliate or associate; or

     - any reclassification of securities (including any reverse stock split), recapitalization of SPX, a merger or consolidation of SPX with a subsidiary, or any other transaction (whether or not involving a substantial stockholder) that directly or indirectly increases the proportionate share of the outstanding shares of any class of equity or convertible securities of SPX or any of its subsidiaries that a substantial stockholder, or its affiliate or associate, directly or indirectly owns.

     The 80% vote requirement does not apply:

     - to business combinations where SPX stockholders do not receive any cash or other consideration, solely in their capacities as stockholders, and the business combination has been approved by two-thirds of the SPX directors who were in office before the substantial stockholder became a substantial stockholder and who are not affiliates or representatives of the substantial stockholder, or

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

     - to all other business combinations that two-thirds of the continuing directors then in office have approved and that satisfy all of the following conditions:

             -- The aggregate amount of cash and the fair market value as of the date of the consummation of the business combination of the consideration other than cash to be received per share by SPX common stockholders is at least equal to the highest of the following:

                   (1) the highest per share price (including any brokerage
              commissions, transfer taxes and soliciting dealers' fees) paid to acquire any SPX shares beneficially owned by the substantial stockholder that were acquired within the two-year period immediately prior to the first public announcement of the proposal of the business combination or in the transaction in which it became a substantial stockholder, whichever is higher, plus interest compounded annually from the date when the substantial stockholder became a substantial stockholder through the consummation date of the business combination at the prime rate of interest of Harris Trust and Savings Bank from time to time in effect in Chicago, Illinois, less the aggregate amount of any cash dividends paid, and the fair market value of any non-cash dividends paid, per share of SPX common stock from the date when the substantial stockholder became a substantial stockholder through the consummation date of the business combination in an amount up to but not exceeding the amount of the interest; or

                   (2) the fair market value per share of SPX common stock on the date the business combination was first publicly announced or on the date on which the substantial stockholder became a substantial stockholder, whichever is higher; or

                   (3) the higher of the two numbers referred to in clause (2)
              above, multiplied by a fraction, the numerator of which is the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid in order to acquire any shares of SPX common stock beneficially owned by the substantial stockholder that were acquired within the two-year period immediately prior to the date when the business combination was announced, and the denominator of which is the fair market value per share of SPX common stock on the first day in the two-year period on which the substantial stockholder beneficially owned any shares of SPX common stock.

             -- The consideration that SPX stockholders will receive will be in cash or in the same form as the substantial stockholder has previously paid for shares of the same stock. If the substantial stockholder has used multiple forms of consideration, then the form of consideration for the business combination will be cash or the form used to acquire the largest number of shares that the substantial stockholder previously acquired.

             -- Except as approved by at least two-thirds of the directors who were in office when the substantial stockholder became a substantial stockholder and who are not affiliates or representatives of the substantial stockholder, between the time that a substantial stockholder becomes a substantial stockholder and the consummation of the business combination, there has been no failure to declare and pay periodic dividends with respect to any preferred stock outstanding and no reduction in the annual rate of dividends paid on SPX common stock (with certain exceptions).

             -- After becoming a substantial stockholder, the substantial stockholder must not have received any loans, advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages from SPX or any of its subsidiaries, whether in anticipation of or in connection with the business combination or otherwise.

             -- A proxy or information statement describing the proposed business combination and complying with the requirements of the Exchange Act has been mailed to public stockholders of SPX at least 30 days prior to the consummation of the business
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

              combination, whether or not the proxy or information statement is required to be mailed pursuant to the Exchange Act.

     The provision of the Georgia law governing business combinations with substantial shareholders is similar to the Delaware law provision. Georgia corporations may adopt a provision requiring that certain business combinations be approved by a special vote of the board of directors and/or the shareholders unless certain fair pricing criteria are met. They may also adopt a provision requiring a supermajority vote for business combinations with interested shareholders. VSI Holdings' governing documents do not contain these types of provisions.

     Under the Georgia law, an interested shareholder may avoid the prohibition against effecting significant transactions with the corporation if the board of directors, prior to the time the shareholder becomes an interested shareholder, approves the transaction or the transaction by which the shareholder becomes an interested shareholder.

INDEMNIFICATION

     Delaware and Georgia have similar laws relating to indemnification by a corporation of its officers, directors, employees and other agents. Under the Delaware law, a corporation may indemnify directors, officers, employees and agents for actions taken in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The Delaware law provides that a corporation may advance expenses of defense (upon receipt of a written undertaking from the person seeking the advance to reimburse the corporation if indemnification is not appropriate) and must reimburse a successful defendant for expenses, including attorneys' fees, actually and reasonably incurred. The law permits a corporation to have liability insurance for its directors and officers. Under the Delaware law, a corporation may not indemnify for any claim, issue or matter as to which a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals, to be liable to the corporation, unless and only to the extent that a court determines that the person is entitled to indemnity for the expenses.

     The SPX certificate of incorporation provides that SPX will indemnify directors and officers of SPX and those serving at the request of SPX as a director, officer, employee or agent of another corporation or entity to the fullest extent authorized by the Delaware law. This includes the right to be reimbursed by SPX for expenses incurred in defending any proceeding in advance of its final disposition. The SPX certificate of incorporation provides that the indemnification rights provided therein are not exclusive of any other right to which persons seeking indemnification may be entitled under any law, bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The certificate of incorporation authorizes SPX to purchase and maintain insurance on behalf of its directors and officers.

     The Georgia law provides that a corporation may indemnify a director if he or she acted in good faith and reasonably believed that his or her actions were in the corporations' best interests. The law also allows a corporation to advance expenses upon receiving written confirmation that the relevant standard of conduct (good faith and reasonable belief) has been met. Under the Georgia law, the corporation may purchase and maintain liability insurance for its directors and officers.

     VSI Holdings' governing documents provide indemnification for directors, officers, agents or employees of the corporation or persons who served as directors, officers, agents, employees, partners or trustees of another corporation or enterprise at the corporation's request. VSI Holdings' governing documents provide that the right of indemnification is not exclusive of any other right to which persons seeking indemnification may be entitled under the articles of incorporation, any other bylaw, agreement, vote of shareholders or law.

     VSI Holdings' articles of incorporation provide indemnification in a derivative suit if the person is successful on the merits or if he or she acted in good faith in the transaction that is the subject of the suit and under a reasonable belief that he or she was advancing the corporation's best interests. VSI Holdings

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

will pay the expenses reasonably incurred in defense of the derivative suit (including attorneys' fees but excluding amounts paid in settlement), except where the person has been found guilty of negligence or misconduct in the performance of his duty to VSI Holdings. A plea of guilty or nolo contendere will not be deemed to be guilt of negligence or misconduct.

     VSI Holdings' articles of incorporation provide indemnification in a nonderivative suit if the person is successful on the merits or if he or she acted in good faith in the transaction that is the subject of the suit and under a reasonable belief that he or she was acting in the corporation's best interests. VSI Holdings will pay the expenses reasonably incurred by the person in defending the nonderivative suit, including attorneys' fees, amounts paid in settlement, judgements and fines.

     A court may determine whether a person has met the good faith and reasonable belief standard or the determination may be made by a majority of the VSI Holdings directors who were not parties to the action, by independent legal counsel in a written opinion or by the VSI Holdings shareholders. A court, the board of directors or the VSI Holdings shareholders may also prorate indemnification amounts based on whether or not a person has met the good faith and reasonable belief standard for all matters.

     VSI Holdings may advance any payment of indemnification expenses. The board of directors must authorize the specific advance payment, and the person receiving the payment must promise in writing that he or she will repay any expenses advanced unless it is ultimately determined that he or she is entitled to indemnification.

     VSI Holdings may purchase and maintain insurance on behalf of any person who holds or who has held any position whether or not the corporation would have power to indemnify him against that liability. Insurance purchases and any type of indemnification payment must be reported in writing to the VSI Holdings shareholders with the next notice of the annual meeting or within six months, whichever is sooner.

LIMITATION OF LIABILITY

     Through provisions in the certificate of incorporation, the Delaware law generally allows a corporation to limit a director's personal liability to the corporation or its stockholders for monetary damages for breach of his or her fiduciary duty. The provisions may not, however, eliminate or limit the liability of a director:

     - for any breach of his or her duty of loyalty to the corporation or its stockholders;

     - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - under Section 174 of the Delaware law concerning unlawful dividends and stock repurchases and redemptions; or

     - for any transaction from which the director derived an improper personal benefit.

The provision does not eliminate or limit the liability of a director for any act or omission occurring prior to the date when the provision becomes effective. These limitation of liability provisions do not affect the availability of nonmonetary remedies like injunctive relief or rescission.

     The SPX certificate of incorporation provides for the limiting of directors' liability. It also provides that any repeal or modification of this provision by the SPX stockholders will not adversely affect any right or protection of a director of SPX that exists at the time of the repeal or modification.

     The Georgia law permits a corporation to limit director liability in its articles of incorporation. VSI Holdings' articles of incorporation do not contain this type of provision.

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DIVIDENDS

     The Delaware law permits a corporation to declare and pay dividends out of surplus. If there is no surplus, a corporation can pay dividends out of the net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. The SPX certificate of incorporation permits SPX to pay dividends to common stockholders only after it has paid dividends to preferred stockholders who are entitled to dividends.

     Under the Georgia law, a corporation may make distributions to its shareholders subject to any restrictions imposed in its articles of incorporation, except that a corporation may not make a distribution if, after giving it effect:

     - the corporation would not be able to pay its debts as they become due in the usual course of business, or

     - the corporation's total assets would be less than the sum of its total liabilities plus, unless the articles of incorporation permit otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

     The VSI Holdings articles of incorporation permit the payment of dividends to common shareholders out of any funds of the corporation legally available for distribution as dividends, subject to the rights of any preferred shareholders.

REDEMPTION AND REPURCHASE OF STOCK

     The Delaware law generally allows a corporation to redeem or repurchase its shares if the redemption or repurchase would not impair the capital of the corporation. A Delaware corporation may also redeem or repurchase shares having a preference upon the distribution of any of its assets, or shares of common stock, if there are no shares of preferred stock, if the shares will be retired upon acquisition, and provided that, after the reduction in capital made in connection with the retirement of shares, the corporation's remaining assets are sufficient to pay any debts not otherwise provided for.

     A Georgia corporation may acquire its own shares. Reacquired shares are considered authorized but unissued shares, unless the articles of incorporation provide that the shares become treasury shares or prohibit the reissuance of reacquired shares. If the reissuance is prohibited, the number of authorized shares will be reduced by the number of shares reacquired.

     The VSI Holdings and SPX governing documents do not address the redemption and repurchase of common stock.

NO DISSENTERS' RIGHTS

     Under both the Delaware law and the Georgia law, a shareholder who participates in specified major corporate transactions may be entitled to dissenters' or appraisal rights pursuant to which the shareholder may receive cash in the amount of the fair value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction.

     Under the Delaware law, appraisal rights are generally available to stockholders entitled to vote with respect to mergers and consolidations. Stockholders do not, however, have appraisal rights with respect to a merger or consolidation by a corporation when the corporation's shares are either listed on a national securities exchange or held of record by more than 2,000 stockholders so long as the stockholders are not required to accept anything other than shares of the surviving corporation, shares of any other corporation that are either listed on a national securities exchange or held of record by more than 2,000 holders, cash in lieu of fractional shares or a combination of the foregoing. Delaware law permits a corporation to expand these statutory rights pursuant to its certificate of incorporation, but SPX has not done so.

     Under the Georgia law, dissenters' rights are available in the following corporate actions:

     - a merger, if shareholder approval is required for the merger and the shareholder is entitled to vote on the merger, or if the corporation is a subsidiary that is merged with its parent;

     - a share exchange in which the corporation's shares will be acquired, if the shareholder is entitled to vote on the share exchange;

     - a sale or exchange of all or substantially all of a corporation's assets, if a shareholder vote is required, other than a sale pursuant to a court order or a sale for cash the proceeds of which will be distributed to the shareholders within one year;

     - an amendment of the articles of incorporation that adversely affects rights relating to the shareholder's shares; or

     - any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws or a resolution of the board of directors provide that voting or non-voting shareholders are entitled to dissent and obtain payment for their shares.

     The Georgia law provides that if a shareholder is entitled to exercise dissenters' rights, those rights constitute the shareholder's exclusive remedy in the absence of fraud or failure to comply with certain procedural requirements.

     Dissenters' rights are not available under the Georgia law when the affected shares are listed on a national securities exchange or held of record by more than 2,000 shareholders unless:

     - the articles of incorporation or a resolution of the board of directors approving the transaction provide otherwise; or

     - in a plan of merger or share exchange, the shareholders are required to accept anything other than shares of the surviving corporation or another publicly held corporation that at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for payments in lieu of fractional shares.

SHAREHOLDER DERIVATIVE SUITS

     Under the Delaware law and the Georgia law, a shareholder may only bring a derivative action on behalf of the corporation if he or she was a shareholder at the time of the transaction in question or if the stock was transferred to him or her by operation of law. In addition, the Georgia law requires that the shareholder fairly and adequately represent the corporation's interests in enforcing its rights.

DISSOLUTION

     Under the Delaware law, a corporation may be dissolved in two ways. First, a majority of the board along with a majority of the voting stockholders can approve a dissolution. Second, the vote of 100% of the voting stockholders can approve a dissolution. A Delaware corporation's certificate of incorporation can impose a supermajority voting requirement for a dissolution initiated by the board of directors. The SPX certificate of incorporation does not impose any supermajority vote requirement for dissolution.

     Dissolution under the Georgia law requires the approval of the board of directors, unless the board elects not to make a recommendation because of a conflict of interest or other special circumstances, and a majority of the stockholders entitled to vote. Under Georgia law, the articles of incorporation may require a greater vote or voting by groups for dissolution. The VSI Holdings articles of incorporation do not impose any supermajority vote requirement for dissolution.

PREEMPTIVE RIGHTS

     Under both the Delaware law and the Georgia law, preemptive rights are not available to stockholders unless specifically authorized by the certificate or articles of incorporation. Both the SPX certificate of incorporation and the VSI Holdings articles of incorporation provide that shareholders will not have any preemptive rights.

SHAREHOLDER RIGHTS PLANS

     SPX entered into a rights agreement with The Bank of New York, as rights agent, on June 25, 1996, as amended October 22, 1997. Under the SPX rights agreement, the board declared a dividend of one right for each outstanding share of SPX common stock held of record on June 25, 1996. Each SPX right entitles its holder to purchase, upon the occurrence of certain specified events, one one-thousandth of a share of SPX series A junior participating preferred stock, at an exercise price of $200, subject to adjustment. At no time do the holders of SPX rights have any voting rights.

     The SPX rights will no longer be exercisable after the earlier of June 25, 2006, the redemption of the rights or the exchange of the rights for SPX common stock. The description and terms of the SPX rights are set forth in the SPX rights agreement. In general, pursuant to the rights agreement, upon the occurrence of specified triggering events, for example, the acquisition by any person (other than SPX or any of its subsidiaries) of the beneficial ownership of securities representing 20% or more of the outstanding SPX common stock without the prior approval of SPX's board, each holder of an SPX right will have the right to receive, upon exercise of the SPX right, that amount of SPX common stock having a market value equal to two times the exercise price of the SPX right.

     The SPX rights agreement further provides that if SPX is acquired in a merger or other business combination or sells more than 50% of its assets and the transaction is not approved by SPX's board, the SPX stockholders will have the right to receive, with respect to each SPX right, common stock of the acquiring company having a value equal to two times the exercise price of the SPX right. Under certain circumstances, SPX may redeem the rights for a redemption price of $.01 per right.

     VSI Holdings has not adopted any shareholder rights plan.

INTERESTED DIRECTOR TRANSACTIONS

     Under both the Delaware law and the Georgia law, contracts or transactions in which a corporation's director has an interest are not void or voidable because of that interest, so long as specified conditions are met, for example, obtaining required approvals and fulfilling the requirements of good faith and full disclosure. The conditions are substantially similar under the Delaware law and the Georgia law. The SPX certificate of incorporation requires disclosure of the interest to the board or board committee that will vote on the interested-director transaction. Similarly, the VSI Holdings bylaws require disclosure of the interest to the board of directors or shareholders voting on the interested-director transaction.

AMENDMENT OF CERTIFICATE OF INCORPORATION

     Under the Delaware law, a corporation may amend its certificate of incorporation if, among other things, the amendment is approved by a majority of the outstanding stock entitled to vote approves the amendment. If, however, the provision of the certificate of incorporation requires an affirmative vote of directors or stockholders greater than that normally provided for by the Delaware law, that provision of the certificate of incorporation may not be amended or repealed without that greater vote.

     The SPX certificate of incorporation provides that the holders of at least 80% of the voting shares of SPX must approve the amendment of Articles Eighth (number, classification and power of directors), Ninth (stockholder meetings) and Fifteenth (business combinations) of the certificate of incorporation. In addition, a majority of the voting shares can amend Article Fifteenth (business combinations) if at least two-thirds of the directors who are not affiliates or representatives of the substantial stockholder (as defined in the section above entitled Business Combinations with Substantial Stockholders) and who were directors before the substantial stockholder became a substantial stockholder approve the amendment.

     Under the Georgia law, articles of incorporation may be amended if the board recommends the amendment and the shareholders approve the amendment by a majority vote of the shares eligible to vote. The VSI Holdings articles of incorporation do not alter these requirements.

AMENDMENT OF BYLAWS

     Under the Delaware law, the stockholders have the power to adopt, amend or repeal bylaws unless the certificate of incorporation also confers that power upon the directors. SPX's certificate of incorporation, with limited exceptions, expressly authorizes the board of directors to adopt, amend and repeal the bylaws. The SPX bylaws provide that, subject to the provisions of the SPX certificate of incorporation, a majority of the board or a majority of the stockholders entitled to vote at a meeting may alter the bylaws. The SPX certificate of incorporation provides that at least 80% of the voting power of all SPX shares must amend or repeal specified sections of the SPX bylaws dealing with aspects of stockholder action and the election and removal of directors.

     Under the Georgia law, the board of directors may generally amend or repeal bylaws, unless this power is reserved to shareholders in the articles of incorporation or if the bylaw involved provides for staggered terms for the directors, which only the shareholders may create or eliminate. VSI Holdings' governing documents provide that its board of directors has the power to alter, amend or repeal the bylaws, unless that power is modified or divested by a vote of a majority of the shareholders. VSI Holdings' shareholders have not modified or divested the board's authority to amend the VSI Holdings bylaws.

CONSIDERATION OF NON-STOCKHOLDER CONSTITUENCIES

     Under the Delaware law, a board of directors may consider the impact of its decisions on constituencies other than stockholders. Non-stockholder constituencies may include creditors, customers, employees, and perhaps the community generally. The board may only consider the interests of other constituencies, however, if there are rationally related benefits to stockholders or there is some reasonable relationship to general stockholder interests. SPX's certificate of incorporation also provides that in determining whether an acquisition proposal is in the best interests of SPX and its stockholders, the SPX board must consider all factors it deems relevant, including:

     - the consideration offered, not only in relation to the then current market price, but also in relation to the then current value of SPX in a freely negotiated transaction and in relation to the board's estimate of the future value of SPX as an independent entity; and

     - the social, legal and economic effects on employees, suppliers, customers and the communities in which SPX is located, as well as on the long term business prospects of SPX.

     VSI Holdings' governing documents do not contain a non-stockholder constituencies provision.

                                 LEGAL MATTERS

     Gardner, Carton & Douglas, Chicago, Illinois, will pass on the validity of the shares of SPX common stock to be issued in connection with the merger.

                      WHERE YOU CAN FIND MORE INFORMATION

     SPX and VSI Holdings file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that the companies file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. SPX's and VSI Holdings' public filings are also available to the public from commercial document retrieval services and at the Internet site maintained by the SEC at http://www.sec.gov. You may also inspect reports, proxy statements and other information concerning SPX at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and at the offices of the Pacific Exchange at 301 Pine Street, San Francisco, California 94104. Reports, proxy statements and other information concerning VSI Holdings are available for inspection at the offices of the American Stock Exchange, Inc., 86 Trinity Place, New York, New York 10006.

     SPX has filed a registration statement on Form S-4 to register with the SEC the shares of SPX common stock to be issued to VSI Holdings shareholders in the merger. This proxy statement-prospectus is a part of that registration statement and constitutes a prospectus of SPX and a proxy statement of VSI Holdings for purposes of the VSI Holdings special meeting.

     As allowed by SEC rules, this proxy statement-prospectus omits certain information contained in the registration statement or the exhibits to the registration statement. Any statements contained in this proxy statement-prospectus concerning the provisions of any other document are not necessarily complete, and, in each instance, reference is made to the copy of that document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each statement is qualified in its entirety by that reference.

     The SEC allows SPX and VSI Holdings to incorporate by reference information into this proxy statement-prospectus. This means that SPX can disclose important information by referring you to other documents that it has filed separately with the SEC. In addition, VSI Holdings can disclose important information by referring you to other documents that are being delivered to you with this proxy statement-prospectus. VSI Holdings has also filed these documents with the SEC. The information incorporated by reference is deemed to be part of this proxy statement-prospectus, except for any information superseded by information contained directly in the proxy statement-prospectus. This proxy statement-prospectus incorporates by reference the following documents:

SPX SEC FILINGS (FILE NO. 1-6948)

     - annual report on Form 10-K for the fiscal year ended December 31, 2000 filed on March 9, 2001, as amended on Form 10-K/A filed on April 12, 2001;

     - current reports on Form 8-K filed March 12, April 12 and April 13, 2001;

     - definitive proxy statement on Schedule 14A dated March 27, 2001; and

     - the description of SPX's capital stock (and the SPX preferred stock purchase rights) contained in SPX's registration statements pursuant to
       Section 12 of the Exchange Act and any amendments or reports filed for the purpose of updating any of those descriptions.

VSI HOLDINGS SEC FILINGS (FILE NO. 1-12942)

     - annual report on Form 10-K for the fiscal year ended September 30, 2000;

     - quarterly report on Form 10-Q for the quarter ended December 31, 2000;

     - current report on Form 8-K filed March 30, 2001; and

     - definitive proxy statement on Schedule 14A dated March 31, 2000.

     Copies of VSI Holdings annual report on Form 10-K and quarterly report on Form 10-Q are being delivered to you with this proxy statement-prospectus.

     SPX and VSI Holdings incorporate by reference additional documents that either company may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) between the date of this proxy statement-prospectus and the date that the merger is consummated. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

     VSI Holdings has supplied all information contained or incorporated by reference into this proxy statement-prospectus relating to VSI Holdings, and SPX has supplied all information relating to SPX.

     You can obtain without charge a copy of any SPX document or any VSI Holdings document incorporated by reference and not delivered with this proxy statement-prospectus, except for the exhibits to those documents, from the appropriate company. You may also obtain these documents from the SEC or through the SEC's Internet website described above. You may obtain documents incorporated by reference into but not delivered with this proxy statement-prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses:

               SPX Corporation                               VSI Holdings, Inc.
           700 Terrace Point Drive                         41000 Woodward Avenue
           Muskegon, Michigan 49443                   Bloomfield Hills, Michigan 48304
        Attention: Investor Relations                  Attention: Investor Relations
                (231) 724-5000                                 (248) 644-0500

     If you would like to request documents from either company, please do so by
          , 2001 to receive them before the VSI Holdings special meeting. If you request any of these documents from us we will mail them to you by first-class mail or similar means.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN, DELIVERED WITH OR INCORPORATED BY REFERENCE INTO THIS PROXY STATEMENT-PROSPECTUS IN VOTING YOUR SHARES AT THE VSI HOLDINGS SPECIAL MEETING. VSI HOLDINGS AND SPX HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT-PROSPECTUS. THIS PROXY STATEMENT-PROSPECTUS IS
DATED          , 2001. You should not assume that the information contained in the proxy statement-prospectus is accurate as of any other date, and neither the mailing of this proxy statement-prospectus to VSI Holdings' shareholders nor the issuance of SPX's securities in the merger will create any implication to the contrary.

                                    EXPERTS

     The consolidated balance sheets of SPX as of December 31, 2000 and 1999 and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000 incorporated in this proxy statement-prospectus by reference to the Annual Report on Form 10-K/A have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report dated February 9, 2001 with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of VSI Holdings appearing in VSI Holdings' 2000 Form 10-K have been audited by Plante & Moran, LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. These consolidated financial statements are incorporated herein in reliance upon that report given upon the authority of that firm as experts in accounting and auditing.

     The consolidated financial statements of United Dominion incorporated in this proxy statement-prospectus by reference to the Annual Report on Form 40-F of United Dominion for the three years ended December 31, 2000 and Form 8-K of SPX dated April 13, 2001 have been audited by KPMG LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing.

                                                                      APPENDIX A

                          AGREEMENT AND PLAN OF MERGER
                                 BY AND BETWEEN
                                SPX CORPORATION
                                      AND
                               VSI HOLDINGS, INC.
                           Dated as of March 24, 2001

                          AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this "Agreement") is made and entered into as of March 24, 2001, by and between VSI Holdings, Inc., a Georgia corporation (the "Company") and SPX Corporation, a Delaware corporation ("Purchaser").

                                  WITNESSETH:

WHEREAS, the respective Boards of Directors of Purchaser and the Company have adopted and approved this Agreement (which includes the "plan of merger" contemplated by the applicable provisions of the Georgia Business Corporation Code (the "GBCC")) and the merger (the "Merger") of the Company with and into Purchaser in accordance with the laws of the State of Georgia and the laws of the State of Delaware and the provisions of this Agreement; and

WHEREAS, for United States federal income tax purposes, it is intended that the Merger provided for herein shall qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the "Code"), and this Agreement is intended to be and is adopted as a plan of reorganization within the meaning of Section 368 of the Code; and

WHEREAS, the Company and Purchaser desire to make certain representations, warranties and agreements in connection with, and establish various conditions precedent to, the Merger.

WHEREAS, the Purchaser, Steve Toth, Jr. ("Toth") and certain other shareholders of the Company are entering into an Indemnity and Restriction Agreement contemporaneously herewith ("Indemnity and Restriction Agreement");

WHEREAS, PII Ventures, L.L.C., a Michigan limited liability company, the Purchaser and Toth are entering into an Asset Purchase Agreement contemporaneously herewith; and

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements hereinafter set forth, and intending to be legally bound hereby, the parties hereto agree as follows:

                                   ARTICLE 1

                              TERMS OF THE MERGER

     1.1 The Merger. Upon the terms and subject to the conditions of this Agreement, the Merger shall be consummated in accordance with the GBCC and the Delaware General Corporation Law (the "DGCL"). Except as provided below, at the Effective Time (as defined below), upon the terms and subject to the conditions of this Agreement, the Company shall be merged with and into Purchaser in accordance with the GBCC and the DGCL and the separate existence of the Company shall thereupon cease, and Purchaser, as the surviving corporation in the Merger (the "Surviving Corporation"), shall continue its corporate existence under the laws of the State of Delaware. The parties shall prepare and the Surviving Corporation shall execute and file (i) a mutually acceptable Certificate of Merger (the "Georgia Certificate of Merger") with the Secretary of State of Georgia in order to comply in all respects with the requirements of the GBCC and with the provisions of this Agreement, and (ii) a mutually acceptable Certificate of Merger (the "Delaware Certificate of Merger" and together with the Georgia Certificate of Merger, the "Certificates of Merger") with the Secretary of State of Delaware in order to comply in all respects with the requirements of the DGCL and with the provisions of this Agreement. Not later than the next business day after the filing the Georgia Certificate of Merger, the Surviving Corporation shall comply with Section 14-2-1105.2 of the GBCC.

     1.2 The Closing; Effective Time. (a) The closing of the Merger (the "Closing") shall take place at the offices of Miller, Canfield, Paddock and Stone, P.L.C. in Troy, Michigan, at 10:00 a.m. local time on a date to be specified by the parties which shall be no later than the third business day after the date that all of the closing conditions, except for conditions which, by their terms, are to be satisfied by deliveries made on the Closing Date, set forth in Article 6, have been satisfied or waived (if waivable), unless another time, date or place is agreed upon in writing by the parties hereto.

          (b) The Merger shall become effective at the time of the filing of the Georgia Certificate of Merger with the Secretary of State of the State of Georgia in accordance with the applicable provisions of the GBCC and the filing of the Delaware Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL, or at such later time as may be specified in the Certificates of Merger. The time when the Merger shall become effective is herein referred to as the "Effective Time" and the date on which the Effective Time occurs is herein referred to as the "Closing Date."

     1.3 Merger Consideration. (a) Subject to the provisions of this Agreement and any applicable backup or other withholding requirements, each of the issued and outstanding shares (the "Company Shares") of common stock, $.01 par value, of the Company (the "Company Stock") outstanding immediately prior to the Effective Time (except for Company Shares to be cancelled as set forth in Section 1.3(d) shall be converted, by virtue of the Merger and without any action on the part of the holder thereof, into the right to receive the Purchaser Stock Consideration or the combination of Purchaser Stock Consideration and Cash Consideration, without any interest thereon, as specified in Section 1.5 hereof, subject to payment of cash in lieu of any fractional share as hereinafter provided (the "Merger Consideration"). For purposes hereof, the following terms have the following respective meanings:

          "Cash Consideration" means a per Company Share amount in cash equal to $4.35.

          "Outstanding Company Shares" means the Company Stock outstanding immediately prior to the Effective Time, including, without limitation, restricted shares referred to in Section 1.10(b), but excluding Company Shares to be cancelled pursuant to Section 1.3(d).

          "Purchaser Rights" means Rights to purchase Series A Junior Participation Preferred Stock of Purchaser distributed to holders of Purchaser Stock pursuant to the Rights Agreement dated June 25, 1996, as amended, between the Purchaser and Bank of New York, as Rights Agent.

          "Purchaser Stock" means the common stock, $10 per share, of Purchaser and associated Purchaser Rights. For clarification, each reference herein to Purchaser Stock shall include the associated Purchaser Rights.

          "Purchaser Stock Consideration" means .043 of a share of Purchaser Stock. In the event that between the date of this Agreement and the Effective Time, the issued and outstanding shares of Purchaser Stock shall have been affected or changed into a different number of shares or a different class of shares as a result of a stock split, reverse stock split, stock dividend, spin-off, extraordinary dividend, recapitalization, reclassification, subdivision, combination of shares or other similar transaction, or there shall have been a record date declared for any such matter, the Purchaser Stock Consideration shall be appropriately adjusted as mutually agreed upon by Purchaser and the Company.

          (b) No fractional shares of Purchaser Stock shall be issued pursuant to the Merger nor will any fractional share interest involved entitle the holder thereof to vote, to receive dividends or to exercise any other rights of a shareholder of Purchaser. In lieu thereof, any holder of Company Stock who would otherwise be entitled to a fractional share of Purchaser Stock pursuant to the provisions hereof shall receive an amount in cash pursuant to Section 1.5(g) hereof.

          (c) Each share of Purchaser Stock and any and all shares of Preferred Stock of Purchaser, if any, outstanding immediately prior to the Merger shall remain issued and outstanding.

          (d) Any shares of Company Stock owned by Purchaser, or any other wholly owned subsidiaries of Purchaser or held in the treasury of the Company immediately prior to the Merger shall be cancelled and retired at the Effective Time and shall cease to exist and no Purchaser Stock or other consideration shall be delivered in exchange therefor.

          (e) On and after the Effective Time, holders of certificates representing shares of Company Stock (the "Certificates") immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company, except the right to receive the Merger Consideration for each Company Share held by them.

     1.4 Election Procedure. Each holder of Company Shares (other than holders of Company Shares to be cancelled as set forth in Section 1.3(d)) shall have the right to submit a request specifying either that such holder's Company Shares shall be converted into the Purchaser Stock Consideration or that such holder's Company Shares shall be converted into a combination of Cash Consideration and Purchaser Stock Consideration, without interest, in the Merger in accordance with the following procedure:

          (a) Each holder of Company Shares may specify in a request made in accordance with the provisions of this Section 1.4 (herein called an "Election") to either: (i) convert one-hundred percent (100%) of the Company Shares owned by such holder into the right to receive the Purchaser Stock Consideration in the Merger (a "Stock Election"), or (ii) convert forty-five percent (45%) of the Company Shares owned by such holder into the right to receive the Cash Consideration in the Merger, and fifty-five percent (55%) of the Company Shares owned by each such holder into the right to receive the Purchaser Stock Consideration in the Merger (a "Cash/Stock Election"). A Form of Election shall be included with each copy of the Prospectus/Proxy Statement (as defined in Section 1.15) mailed to stockholders of the Company in connection with the meeting of stockholders called to consider the Company Proposals (as defined in Section 1.15). Purchaser and the Company shall each use its reasonable best efforts to mail or otherwise make available the Form of Election to all persons who become holders of Company Shares during the period between the record date for such stockholder meeting and the Election Deadline (as defined in Section 1.4(d)).

          (b) Purchaser shall prepare a form (the "Form of Election"), which shall be in form and substance acceptable to the Company, pursuant to which each holder of Company Shares at the close of business on the Election Deadline may make an Election and which shall be mailed to the Company's stockholders in accordance with Section 1.4(a) so as to permit the Company's stockholders to exercise their right to make an Election prior to the Election Deadline.

          (c) Holders of record of Company Shares who hold such shares as nominees, trustees, or in other representative capacities may submit multiple Forms of Election, provided that such representative certifies that each Form of Election covers all Company Shares held by such representative for a particular beneficial owner.

          (d) Not later than the filing of the Prospectus/Proxy Statement (as defined below) with the SEC (as defined below), as contemplated in Section 1.15(a) hereof, the Purchaser shall appoint a bank acceptable to the Company as the person to receive Forms of Election and to act as exchange agent under this Agreement, which bank shall be acceptable to the Company (the "Exchange Agent"). Any Company stockholder's Election shall have been made properly only if the Exchange Agent shall have received, by 5:00 p.m. local time in the city in which the principal office of such Exchange Agent is located, on the date of the Election Deadline, a Form of Election properly completed and signed and accompanied by certificates for the Company Shares to which such Form of Election relates (or by an appropriate guarantee of delivery of such certificates, as set forth in such Form of Election, from a member of any registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company in the United States provided such certificates are in fact delivered to the Exchange Agent by the time required in such guarantee of delivery). Failure to deliver Company Shares covered by such a guarantee of delivery within the time set forth on such guarantee shall be deemed to invalidate any otherwise properly made Election. As used herein, "Election Deadline" means the date announced by Purchaser (which date shall be agreed upon by the Company), as the last day on which Forms of Election will be accepted; provided, that such date shall be a business day no earlier than ten (10) business days prior to the Effective Time and no later than the date on which the Effective Time occurs. In the event this Agreement shall have been terminated prior to the Effective Time, the Exchange Agent shall

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     immediately return all Election Forms and certificates for Company Shares to the appropriate Company stockholders.

          (e) Any Company stockholder may at any time prior to the Election Deadline change his Election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a revised Form of Election properly completed and signed.

          (f) Any Company stockholder may, at any time prior to the Election Deadline, revoke his Election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his certificates for Company Shares, or of the guarantee of delivery of such certificates, previously deposited with the Exchange Agent. All Elections shall be revoked automatically if the Exchange Agent is notified in writing by Purchaser or the Company that this Agreement has been terminated. Any Company stockholder who shall have deposited certificates for Company Shares with the Exchange Agent shall have the right to withdraw such certificates by written notice received by the Exchange Agent prior to the Election Deadline and thereby revoke his Election as of the Election Deadline if the Merger shall not have been consummated prior thereto.

          (g) Purchaser shall have the right to make rules, not inconsistent with the terms of this Agreement, governing the validity of the Forms of Election, the manner and extent to which Elections are to be taken into account in making the determinations prescribed by Section 1.5, the issuance and delivery of certificates for Purchaser Stock into which Company Shares are converted in the Merger and the payment of cash for Company Shares converted into the right to receive the Cash Consideration in the Merger.

     1.5 Issuance of Purchaser Stock Consideration and Payment of Cash Consideration; Proration. The manner in which each Company Share (except Company Shares to be cancelled as set forth in Section 1.3(d)) shall be converted into the Purchaser Stock Consideration or the right to receive a combination of Purchaser Stock Consideration and Cash Consideration at the Effective Time shall be as set forth in this Section 1.5.

          (a) As is more fully set forth below, the number of Company Shares to be converted into the right to receive the Cash Consideration in the Merger pursuant to this Agreement shall not exceed the lesser of (i) 45% of all Outstanding Company Shares, or (ii) the maximum number of Company Shares permissible under Sec. 3.02 of Rev. Proc. 77-37, 1977-2, C.B. 568, including for this purpose only as Company Shares the amount of the debt being repaid pursuant to Section 5.10 (the "Maximum Cash Amount").

          (b) If Stock Elections and Cash/Stock Elections received providing for the conversion of Company Shares in the Merger into Purchaser Stock Consideration is greater than the amount of the Outstanding Company Shares minus the Maximum Cash Amount (the "Minimum Stock Amount"), each Company Share as to which the holder has elected to have converted into Purchaser Stock Consideration shall be converted in the Merger into the Purchaser Stock Consideration.

          (c) If Cash/Stock Elections are received providing for the conversion of Company Shares in the Merger into Cash Consideration in an amount less than the Maximum Cash Amount, each Company Share covered by a Cash/Stock Election that is to be converted in the Merger into Cash Consideration shall be converted in the Merger into the right to receive the Cash Consideration.

          (d) If Cash/Stock Elections are received providing for conversion of Company Shares into Cash Consideration in an amount that is more than the Maximum Cash Amount, each Non-Electing Company Share (as defined in Section 1.5(f)) and each Company Share for which a Stock Election has been received shall be converted in the Merger into the Purchaser Stock Consideration, and the Company Shares for which Cash/Stock Elections have been received shall be converted into the right to receive the Cash Consideration and Purchaser Stock Consideration in the following manner:

             (1) The Exchange Agent will distribute to each holder of Company Shares as to which a Cash/Stock Election has been made the Cash Consideration for a fraction of such Company

        Shares, the numerator of which fraction shall be the Maximum Cash Amount and the denominator of which shall be the aggregate number of Company Shares covered by Cash/Stock Elections that have elected to be converted into Cash Consideration.

             (2) Company Shares covered by a Cash/Stock Election and not fully converted into the right to receive the Cash Consideration as set forth in clause (1) above shall be converted in the Merger into the right to receive a number of shares of Purchaser Stock equal to the Purchaser Stock Consideration for each such Company Share to offset the reduction in Cash Consideration affected pursuant to clause (1) above.

          (e) If Non-Electing Company Shares are not converted under Section 1.5(d), the Exchange Agent shall convert each Non-Electing Company Share into the Purchaser Stock Consideration.

          (f) For the purposes of this Section 1.5, Outstanding Company Shares as to which an Election is not in effect at the Election Deadline shall be called "Non-Electing Company Shares." If Purchaser shall determine that any Election is not properly made with respect to any Company Shares, such Election shall be deemed to be not in effect, and the Company Shares covered by such Election shall, for purposes hereof, be deemed to be Non-Electing Company Shares. The Purchaser and the Exchange Agent shall have no obligation to notify any person of any defect in any Form of Election submitted to the Exchange Agent.

          (g) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Purchaser Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to Company Shares shall be payable on or with respect to any fractional share and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Purchaser. In lieu of any such fractional share of Purchaser Stock, Purchaser shall pay to each former stockholder of the Company who otherwise would be entitled to receive a fractional share of Purchaser Stock an amount in cash determined by multiplying (i) $101.17 by (ii) the fractional interest in a share of Purchaser Stock to which such holder would otherwise be entitled. If more than one Certificate shall be surrendered for the account of the same holder, the number of shares of Purchaser Stock to be issued to such holder in exchange for the Certificates shall be computed on the basis of the aggregate number of shares represented by all Certificates surrendered for the account of such holder. Any payment received by a holder of Company Shares with respect to fractional share interest is merely intended to provide a mechanical rounding off of, and not separately bargained for, consideration.

          (h) The Exchange Agent shall make all computations contemplated by this Section 1.5 and all such computations shall be conclusive and binding on the holders of Company Shares absent manifest error.

     1.6 Issuance of Purchaser Stock Consideration. (a) Immediately prior to the Effective Time, Purchaser shall (i) deliver to the Exchange Agent, in trust for the benefit of the holders of Company Shares, certificates representing an aggregate number of shares of Purchaser Stock as nearly as practicable equal to the number of shares to be converted into Purchaser Stock as determined in
Section 1.5 and (ii) deposit with the Exchange Agent, in trust for the benefit of the holders of Company Shares, an amount in cash equal to the cash to be paid in lieu of fractional shares pursuant to Section 1.5(g).

          (b) As soon as practicable on the day of the Closing (but after the Effective Time), each holder of Company Shares converted into Purchaser Stock Consideration pursuant to Section 1.3(a), upon surrender to the Exchange Agent with a properly completed Letter of Transmittal (to the extent not previously surrendered with a Form of Election) of one or more Certificates for such Company Shares for cancellation, shall be entitled to receive (and the Exchange Agent shall deliver) certificates representing the number of shares of Purchaser Stock into which such Company Shares shall have been converted in the Merger and a bank check in an amount equal to any cash in lieu or fractional shares pursuant to Section 1.5(g).

          (c) No dividends or distributions that have been declared, if any, will be paid to persons entitled to receive certificates for shares of Purchaser Stock until such persons surrender their certificates for Company Shares, at which time all such dividends and distributions shall be paid. In no event shall the persons entitled to receive such dividends be entitled to receive interest on such dividends. If any certificate for such Purchaser Stock is to be issued in a name other than that in which the certificate for Company Shares surrendered in exchange therefor is registered, it shall be a condition of such exchange that the person requesting such exchange shall pay to the Exchange Agent any transfer or other taxes required by reason of issuance of certificates for such Purchaser Stock in a name other than the registered holder of the certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to a holder of Company Shares for any Purchaser Stock or dividends thereon delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

     1.7 Payment of Cash Consideration. Immediately prior to the Effective Time, Purchaser shall deposit with the Exchange Agent, in trust for the benefit of the holders of Company Shares, an amount in cash equal to the Cash Consideration to be paid to holders of Company Shares to be converted into the right to receive the Cash Consideration as determined in Section 1.5. As soon as practicable on the day of the Closing (but after the Effective Time), the Exchange Agent shall distribute to holders of Company Shares converted into the right to receive the Cash Consideration and determined in Section 1.5, upon surrender to the Exchange Agent (to the extent not previously surrendered with a Form of Election) of one or more Certificates for such Company Shares for cancellation, a bank check for an amount equal to the Cash Consideration times the number of Company Shares so converted. In no event shall the holder of any such surrendered certificates be entitled to receive interest on any of the Cash Consideration to be received in the Merger. If such check is to be issued in the name of a person other than the person in whose name the certificates for the Company Shares surrendered for exchange therefor are registered, it shall be a condition of the exchange that the person requesting such exchange shall pay to the Exchange Agent any transfer or other taxes required by reason of issuance of such check to a person other than the registered holder of the certificates surrendered, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to a holder of Company Shares for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

     1.8 Letters of Transmittal. Purchaser will instruct the Exchange Agent to mail to each holder of record of Certificates who has not previously surrendered such holder's Certificates with a validly executed Form of Election as soon as reasonably practicable after the Effective Time, (i) a Letter of Transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such holder's Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as shall be agreed upon by the Company prior to the Effective Time) and (ii) instructions for use in effecting the surrender of Certificates in exchange for the Merger Consideration (the "Letter of Transmittal").

     1.9 Missing Certificates. If any holder of Company Shares convertible into the right to receive the Merger Consideration is unable to deliver the certificate which represents such shares, the Exchange Agent shall deliver to such holder the Merger Consideration to which the holder is entitled for such shares upon presentation of the following: (a) evidence to the reasonable satisfaction of the Purchaser that any such certificate has been lost, wrongfully taken or destroyed; (b) such security or indemnity as may be reasonably requested by the Purchaser to indemnify and hold harmless the Purchaser and the Exchange Agent; and (c) evidence satisfactory to the Purchaser that such person is the owner of the shares theretofore represented by each certificate claimed to be lost, wrongfully taken or destroyed and that the holder is the person who would be entitled to present such certificate for payment pursuant to this Agreement.

     1.10  Options.

          (a) At the Effective Time, unless such options are otherwise cancelled pursuant to Section 1.10(d), Purchaser shall cause each holder of a then outstanding and unexercised option whether vested or unvested (the "Company Options"), to receive, by virtue of the Merger and without any action on the part of the holder thereof, options exercisable for shares of Purchaser Stock ("Purchaser Replacement Options") having substantially the same terms and conditions as the Company Options (including such terms and conditions as may be incorporated by reference into the agreements evidencing the Company Options pursuant to the plans or arrangements pursuant to which such Company Options were granted) except that the per share exercise price and the number of shares issuable upon exercise shall be divided and multiplied, respectively, by the Purchaser Stock Consideration, and rounded to the nearest whole cent or number, respectively. Each Company Option or portion thereof, that is not vested pursuant to its original terms will remain unvested and all Purchaser Replacement Options will vest in accordance with the original terms of the Company Option; provided, however, that it is acknowledged for clarification purposes only, that all options that are outstanding under the Company's 1997 Independent Directors Stock Option Plan will become vested in accordance with the provisions of the plan prior to the Effective Time. Purchaser shall use all reasonable efforts to ensure that any Company Options that qualified as incentive stock options under Section 422 of the Code prior to the Effective Time continue to so qualify after the Effective Time. Purchaser shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Purchaser Stock for delivery upon the exercise of Purchaser Replacement Options after the Effective Time.

          (b) At the Effective Time, any unvested restricted Company Shares awarded to employees, directors or consultants pursuant to any of the Company's plans or arrangements and outstanding immediately prior to the Effective Time shall become fully vested and shall be treated as Outstanding Company Shares for purposes of this Article 1.

          (c) Promptly after the Effective Time, Purchaser shall file or cause to be filed all registration statements on Form S-8 or other appropriate form as may be necessary in connection with the purchase and sale of Purchaser Stock contemplated by the Purchaser Replacement Options subsequent to the Effective Time, and shall maintain the effectiveness of such registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as any of the Purchaser Replacement Options registered thereunder remain outstanding. As soon as practicable after the Effective Time, Purchaser shall qualify under applicable state securities laws the issuance of such shares of Purchaser Stock issuable upon exercise of Purchaser Replacement Options. Purchaser's Board of Directors shall take all actions necessary on the part of Purchaser to enable the acquisition of Purchaser Stock and Purchaser Replacement Options and subsequent transactions in Purchaser Stock after the Effective Time pursuant to Purchaser Replacement Options by persons subject to the reporting requirements of Section 16(a) of the Securities Exchange Act (as defined below) to be exempt from the application of
     Section 16(b) of the Securities Exchange Act, to the extent permitted thereunder.

          (d) Prior to the Effective Time, the Company shall use its reasonable best efforts to obtain consents, releases and amendments to option agreements from holders of Company Options to the cancellation thereof in exchange for cash, all in accordance with terms to be specified by Purchaser. For the purpose of this Agreement, "Company Stock Option Plans" means and includes the Company's 1997 Incentive Stock Option Plan, the Company's 1997 Non-Qualified Stock Option Plan, and the Company's Independent Directors Stock Option Plan.

     1.11 Certificate of Incorporation and Bylaws. At and after the Effective Time until the same have been duly amended, (i) subject to Section 5.9(a), the Certificate of Incorporation of the Surviving Corporation shall be identical to the Certificate of Incorporation of Purchaser in effect at the Effective Time and (ii) the Bylaws of the Surviving Corporation shall be identical to the Bylaws of Purchaser in effect at the Effective Time.

     1.12 Directors and Officers. At and after the Effective Time, the directors of Purchaser immediately prior to the Effective Time shall be the directors of the Surviving Corporation, and the officers of the Purchaser immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case until their successors are elected or appointed and qualified. If, at the Effective Time, a vacancy shall exist on the Board of Directors or in any office of the Surviving Corporation, such vacancy may thereafter be filled in the manner provided by Law.

     1.13 Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of Company Shares shall thereafter be made. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be cancelled and exchanged for the Merger Consideration pursuant to this Article I.

     1.14 Other Effects of Merger. The Merger shall have all further effects as specified in the applicable provisions of the GBCC and the DGCL.

     1.15 Registration Statement Prospectus/Proxy Statement and Listing Application.

          (a) For the purposes of (i) registering Purchaser Stock for issuance to holders of the Company Shares in connection with the Merger with the Securities and Exchange Commission ("SEC") under the Securities Act of 1933, as amended, and the rules and regulations thereunder (the "Securities Act"), and complying with applicable state securities laws, and (ii) holding the meeting of the Company's stockholders to vote upon the approval of this Agreement and the Merger and the other transactions contemplated hereby (collectively, the "Company Proposals"), Purchaser and the Company will cooperate in the preparation of a registration statement on Form S-4 (such registration statement, together with any and all amendments and supplements thereto, being herein referred to as the "Registration Statement"), including a prospectus/proxy statement satisfying all requirements of applicable state securities laws, the Securities Act and the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Securities Exchange Act"). Such prospectus/proxy statement in the form mailed by the Company to its shareholders, together with any and all amendments or supplements thereto, is herein referred to as the "Prospectus/Proxy Statement."

          (b) The Company will furnish Purchaser with such information concerning the Company and its subsidiaries as is necessary in order to cause the Prospectus/Proxy Statement, insofar as it relates to the Company and its subsidiaries, to comply with applicable Law. None of the information relating to the Company and its subsidiaries supplied by the Company for inclusion in the Prospectus/Proxy Statement will be false or misleading with respect to any material fact or will omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Company agrees promptly to advise Purchaser if, at any time prior to the meeting of the stockholders of the Company, referenced herein, any information provided by it in the Prospectus/Proxy Statement is or becomes incorrect or incomplete in any material respect and to provide Purchaser with the information needed to correct such inaccuracy or omission. The Company will furnish Purchaser with such supplemental information as may be necessary in order to cause the Prospectus/Proxy Statement, insofar as it relates to the Company and its subsidiaries, to comply with applicable Law after the mailing thereof to the stockholders of the Company.

          (c) Purchaser will furnish the Company with such information concerning Purchaser and its subsidiaries as is necessary in order to cause the Prospectus/Proxy Statement, insofar as it relates to Purchaser and its subsidiaries, to comply with applicable Law. None of the information relating to Purchaser and its subsidiaries supplied by Purchaser for inclusion in the Prospectus/Proxy Statement will be false or misleading with respect to any material fact or will omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Purchaser agrees promptly to advise the Company if, at any time prior to the meeting of stockholders of the Company referenced herein, any information provided by it in the Prospectus/Proxy Statement is or becomes incorrect or incomplete in any material respect and to provide the Company with the information needed to correct such inaccuracy or omission. Purchaser will furnish the Company with such supplemental information as may be necessary in order to cause the Prospectus/Proxy Statement, insofar as it relates to Purchaser and its subsidiaries, to comply with applicable Law after the mailing thereof to the stockholders of the Company.

          (d) The Company and Purchaser agree to cooperate in making any preliminary filings of the Prospectus/Proxy Statement with the SEC, as promptly as practicable, under the Securities Exchange Act.

          (e) Purchaser will file the Registration Statement with the SEC and appropriate materials with applicable state securities agencies as promptly as practicable and will use all reasonable efforts to cause the Registration Statement to become effective under the Securities Act and all such state filed materials to comply with applicable state securities Laws. Purchaser shall provide the Company for its review a copy of the Registration Statement at least such amount of time prior to each filing thereof as is customary in transactions of the type contemplated hereby. The Company authorizes Purchaser to utilize in the Registration Statement and in all such state filed materials, the information concerning the Company and its subsidiaries provided to Purchaser in connection with, or contained in, the Prospectus/Proxy Statement. Purchaser promptly will advise the Company when the Registration Statement has become effective, and of any supplements or amendments thereto, and Purchaser will furnish the Company with copies of all documents. Except for the Prospectus/Proxy Statement or the preliminary prospectus/proxy statement, and except as otherwise required by law, neither Purchaser nor the Company shall distribute any written material that might constitute a "prospectus" relating to the Merger or the Company Proposals within the meaning of the Securities Act or any applicable state securities Law without the prior written consent of the other party.

          (f) Promptly after the execution of this Agreement, Purchaser shall prepare and file with the New York Stock Exchange, Inc. ("NYSE") a listing application covering the shares of Purchaser Stock issuable in the Merger and upon exercise of the Purchaser Replacement Options, and use its reasonable best efforts to obtain, prior to the Effective Time, approval or the listing of such shares of Purchaser Stock, subject only to official notice of issuance.

     1.16 Tax-Free Reorganization. The parties intend that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Code. None of the parties will knowingly take any action that would cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code.

     1.17 Additional Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of the Company or otherwise carry out this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of the Company, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

                                   ARTICLE 2

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     Except as set forth in the disclosure schedule from the Company to Purchaser to be delivered upon the execution of this Agreement, which sets forth certain disclosures concerning the Company and its business (the "Company Disclosure Schedule"), the Company hereby represents and warrants to Purchaser as follows:

     2.1 Due Incorporation and Good Standing. The Company and each subsidiary of the Company (the "Company Subsidiaries") is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Company and each of the Company Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not be reasonably likely to have a Company Material Adverse Effect. For the purposes of this Agreement, any reference to a state of facts, event, change or effect having a "Company Material Adverse Effect" means such state of facts, event, change or effect that (a) has had, or is reasonably likely to have, a material adverse effect on the business, results of operation, prospects or financial condition of the Company and the Company Subsidiaries taken as a whole or (b) would reasonably be expected to have a material adverse effect on the legality, binding nature or enforceability of this Agreement against the Company or to prevent or substantially delay the consummation of the Merger; provided that the following state of facts, events, changes and the effects thereof shall be disregarded and shall in no event constitute a Company Material Adverse Effect:
(i) general business or economic conditions, (ii) conditions generally affecting the industry in which the Company and the Company Subsidiaries compete, (iii) the taking of any action contemplated by this Agreement, and (iv) the announcement or pendency of the transactions contemplated in this Agreement. The Company has heretofore made available to Purchaser accurate and complete copies of the Articles of Incorporation and Bylaws, as currently in effect, of the Company.

     2.2  Capitalization.

          (a) As of the date hereof, the authorized capital stock of the Company consists of 62,000,000 shares of capital stock, of which 2,000,000 shares are of a class designated as Preferred Stock, $1.00 par value per share and 60,000,000 shares are of a class designated as Company Stock. As of February 16, 2001, 33,415,780 shares of Company Stock were issued and outstanding, including 66,438 unvested restricted Company Shares, that had been awarded by the Company under its Restricted Stock Plan. No other shares of capital stock of the Company are issued and outstanding. As of February 16, 2001, a total of 821,938 Company Shares (including no more than Company Options for 149,000 shares of Company Stock that have an exercise price of $4.35 or less) are reserved for future issuance to employees and directors upon exercise of any Company Options, warrants or other rights to purchase or acquire any shares of capital stock of the Company. Since February 16, 2001, the Company has not issued or granted additional Company Options.

          (b) As of the Closing Date, the total number of shares of outstanding Company Shares, including shares issued upon the exercise of Company Options and Restricted Company Shares (whether vested or unvested), shall not exceed 33,602,218.

          (c) All issued and outstanding shares of the Company Stock are, and all shares which may be issued upon exercise of then outstanding Company Options will be when issued, duly authorized, validly issued, fully paid and non-assessable. Except as otherwise contemplated by this Agreement, as of the date hereof there are no outstanding rights, subscriptions, warrants, puts, calls, unsatisfied preemptive rights, options or other agreements of any kind relating to any of the outstanding, authorized but unissued or unauthorized shares of capital stock or any other security of the Company, and there is no authorized or issued security of any kind convertible into or exchangeable, for any such capital stock or other security.

     2.3 Subsidiaries. Section 2.3 of the Company Disclosure Schedule sets forth the name and jurisdiction of incorporation or organization of each Company Subsidiary, each of which is wholly owned by the Company except as otherwise indicated in said Section 2.3 of the Company Disclosure Schedule. All of the capital stock and other interests of the Company Subsidiaries so held by the Company are owned by it or a Company Subsidiary as indicated in said Section 2.3 of the Company Disclosure Schedule, free and clear of any claim, lien, encumbrance, security interest or agreement with respect thereto. All of the outstanding shares of capital stock in each of the Company Subsidiaries directly or indirectly held by the Company are duly authorized, validly issued, fully paid and non-assessable and were issued free of preemptive rights and in compliance with applicable Laws. No equity securities or other interests of any of the Company Subsidiaries are or may become required to be issued or purchased by reason of any options, warrants, rights to subscribe to, puts, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of any capital stock of any Company Subsidiary, and there are no contracts, commitments, understandings or arrangements by which any Company Subsidiary is bound to issue additional shares of its capital stock, or options, warrants or rights to purchase or acquire any additional shares of its capital stock or securities convertible into or exchangeable for such shares, in each case, except as disclosed in Section 2.3 of the Company Disclosure Schedule.

     2.4 Authorization; Binding Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including, but not limited to, the Merger, have been duly and validly authorized by the Company's Board of Directors, and no other corporate proceedings on the part of the Company or any Company Subsidiary are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby (other than the requisite approval of this Agreement and the Merger by the stockholders of the Company in accordance with the GBCC). This Agreement has been duly and validly executed and delivered by the Company and constitutes the legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and by principles of equity regarding the availability of remedies ("Enforceability Exceptions").

     2.5 Governmental Approvals. No consent, approval, waiver or authorization of, notice to or declaration or filing with ("Consent"), any nation or government, any state or other political subdivision thereof, any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including, without limitation, any governmental or regulatory authority, agency, department, board, commission, administration or instrumentality, any court, tribunal or arbitrator or any self regulatory organization ("Governmental Authority") on the part of the Company or any of the Company Subsidiaries is required in connection with the execution or delivery by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Georgia in accordance with the GBCC, (ii) filings with the SEC, state securities laws administrators and the American Stock Exchange, Inc., (iii) filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the "HSR Act"), (iv) such filings as may be required in any jurisdiction where the Company is qualified or authorized to do business as a foreign corporation in order to maintain such qualification or authorization, (v) notices under Michigan Compiled Laws Sect. 211.27a and similar requirements of jurisdictions where the Company or the Company Subsidiaries own or lease real property, (vi) those Consents required under any foreign Law, and (vii) those Consents that, if they were not obtained or made, would not be reasonably likely to cause the Company to incur liabilities or obligations in excess of $250,000.

     2.6 No Violations. Except as set forth in Section 2.6 of the Company Disclosure Schedule, the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and compliance by the Company with any of the provisions hereof will not (i) conflict with or result in any breach of any provision of the Articles of Incorporation or Bylaws or other governing instruments of the Company or any of the Company Subsidiaries,
(ii) except as set forth on Section 2.6 of the Company Disclosure Schedule, require any Consent under or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any agreement or other instrument to which the Company or any Company Subsidiaries are parties or by which their respective assets are bound, (iii) result in the creation or imposition of any lien or encumbrance of any kind upon any of the assets of the Company or any Company Subsidiary or (iv) subject to obtaining the Consents from Governmental Authorities referred to in
Section 2.5 hereof, contravene any applicable provision of any statute, law, rule or regulation or any order, decision, injunction, judgment, award or decree ("Law") to which the Company or any Company Subsidiary or its or any of their respective assets or properties are subject, except in the case of clauses (ii),
(iii) and (iv) above, for any deviations from the foregoing which would not be reasonably likely to have a Company Material Adverse Effect.

     2.7 Securities Filings. The Company has made available to Purchaser true and complete copies of (i) its Annual Reports on Form 10-K for the years ended September 30, 2000 and September 30, 1999 as filed with the SEC, (ii) its proxy statements relating to all of the meetings of stockholders (whether annual or special) of the Company since September 30, 1999, as filed with the SEC, and
(iii) all other reports, statements and registration statements and amendments thereto (including, without limitation, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as amended) filed by the Company with the SEC since September 30, 1999. Except as set forth in Section 2.7 of the Company Disclosure Schedule, the Company has timely filed (with extensions) with the SEC all forms, reports, schedules, statements or other documents required to be filed by it under the Securities Act or Exchange Act since September 30, 1997 (such documents, as supplemented or amended since the time of filing, the "Company Securities Filings"). Except as set forth in Section 2.7 of the Company Disclosure Schedule, as of their respective dates, and as of the date of the last amendment thereof, if amended after filing, none of the Company Securities Filings contained or, as to the Company Securities Filings subsequent to the date hereof, will contain, any untrue statement of a material fact or omitted or, as to the Company Securities Filings subsequent to the date hereof, will omit, to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Except as set forth in Section 2.7 of the Company Disclosure Schedule, each of the Company Securities Filings at the time of filing and as of the date of the last amendment thereof, if amended after filing, complied or, as to the Company Securities Filings subsequent to the date hereof, will comply in all material respects with the Securities Exchange Act or the Securities Act, as applicable.

     2.8 Company Financial Statements. The audited consolidated financial statements and unaudited interim financial statements (including any related notes and schedules) of the Company included in the Company Securities Filings (the "Company Financial Statements") have been prepared or will be prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be indicated therein or in the notes thereto) and present or will present fairly, in all material respects, the financial position of the Company and the Company Subsidiaries as at the dates thereof and the results of their operations and cash flows for the periods then ended, in each case in accordance with generally accepted accounting principles applied on a consistent basis, subject, in the case of the unaudited interim financial statements, to normal year-end audit adjustments, any other adjustments described therein and the fact that certain information and notes have been condensed or omitted in accordance with the Securities Exchange Act.

     2.9  Absence of Certain Changes or Events; No Undisclosed
Liabilities. Except as set forth in Section 2.9 of the Company Disclosure Schedule, since September 30, 2000, through the date of this Agreement, there has not been: (i) any event that has had or would reasonably be expected to have a Company Material Adverse Effect, (ii) any declaration, payment or setting aside for payment of any dividend or other distribution or any redemption or other acquisition of any shares of capital stock or securities of the Company by the Company or any Company Subsidiary, (iii) any material damage or loss to any material asset or property, whether or not covered by insurance, or (iv) any change by the Company in accounting principles or practices. Except as set forth in Section 2.9 of the Company Disclosure Schedule, since September 30, 2000, through the date of this Agreement, there has not been any action taken by the Company or any of the Company Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 4.1. Except as set forth in Section 2.9 of the Company Disclosure Schedule and except for those liabilities that are reflected or reserved against on the balance sheet of the Company included in its September 30, 2000

Form 10-K, and liabilities incurred in the ordinary course of business since September 30, 2000, neither the Company nor any of the Company Subsidiaries has incurred any liability of any nature required under generally accepted accounting principles, applied on a consistent basis, to be reflected on a balance sheet of the Company that, either individually or in the aggregate, has had or would be reasonably likely to have a Company Material Adverse Effect.

     2.10 Compliance with Laws. To the knowledge of the Company, the businesses of the Company and the Company Subsidiaries have been operated in compliance with all Laws applicable thereto, except for any instances of non-compliance which, individually or in the aggregate, would not be reasonably likely to have a Company Material Adverse Effect.

     2.11 Permits. To the knowledge of the Company, (i) the Company and each of the Company Subsidiaries have all permits, certificates, licenses, approvals and other authorizations required in connection with the operation of their respective businesses (collectively, "Company Permits"), (ii) neither the Company nor any of the Company Subsidiaries is in material violation of any Company Permit and (iii) no proceedings are pending or, to the knowledge of the Company, threatened, to revoke or limit any Company Permit, except, in each case, those the absence, violation or revocation of which would not be reasonably likely to have a Company Material Adverse Effect.

     2.12 Litigation. Except as disclosed in Section 2.12 of the Company Disclosure Schedule, there is no suit, action or proceeding ("Litigation") pending or, to the knowledge of the Company, threatened against the Company or any of the Company Subsidiaries, nor is there any judgment, decree, injunction, rule or order of any Governmental Authority outstanding against the Company or any of the Company Subsidiaries, in any case which, individually or in the aggregate, would be reasonably likely to have a Company Material Adverse Effect.

     2.13 Material Contracts. Neither the Company nor any of the Company Subsidiaries is a party to any material contract described in Rule 601(b)(10) of Regulation S-K that was required to be filed as an exhibit to the Company's 2000 Form 10-K (or would be required to be filed as an exhibit to the Company's 2000 Form 10-K if it were being filed as of the date of this Agreement) ("Company Material Contract"), except as filed as an exhibit to the Company's 2000 Form 10-K or as disclosed on Section 2.13 of the Company's Disclosure Schedule. To the knowledge of the Company, all Company Material Contracts are valid and binding and are in full force and effect and enforceable against the Company or such Company Subsidiary in accordance with their respective terms, subject to the Enforceability Exceptions. Neither the Company nor any of the Company Subsidiaries is in violation or breach of or default under any Company Material Contract where such violation or breach would be reasonably likely to have a Company Material Adverse Effect.

     2.14 Employee Benefit Plans. (a) Section 2.14 of the Company Disclosure Schedule contains a complete list of all material written bonus, vacation, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock and stock option plans, employment or severance contracts, medical, dental, disability, health and life insurance plans, and other employee benefit and fringe benefit plans or other agreements maintained or contributed to by the Company or any of its subsidiaries for the benefit of officers, former officers, employees, former employees, directors, former directors, or the beneficiaries of any of the foregoing, or pursuant to which the Company or any of its subsidiaries may have any liability (collectively, the "Company Compensation and Benefit Plans") that are agreements with, or plans maintained primarily for the benefit of, individuals employed or rendering services and are not multiemployer plans within the meaning of Section 4001(a)(3) of ERISA (as defined in Section 3.8(c)) (the "Company Compensation and Benefit Plans").

          (b) The Company has used its reasonable best efforts to have provided or made available to Purchaser copies of all Company Compensation and Benefit Plans listed on Section 2.14 of the Company Disclosure Schedule (excluding, however, multiemployer plans within the meaning of Section 4001(a)(3) of ERISA ("Multiemployer Plans") and Company Compensation and Benefit Plans which have been filed with or incorporated by reference into the Company's 1999 Form 10-K),
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

     including, but not limited to, all amendments thereto, and all of such copies that have been delivered are true and correct.

          (c) To the knowledge of the Company, each of the Company Compensation and Benefit Plans has been and is being administered in accordance with the terms thereof and all applicable Law except where the failure to do so does not, individually or in the aggregate, have a Company Material Adverse Effect. Each "employee pension benefit plan" within the meaning of Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") (each such plan, a "Pension Plan") included in the Company Compensation and Benefit Plans (a "Company Pension Plan") which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service, and the Company is not aware of any circumstances which could result in the revocation or denial of any such favorable determination letter. To the knowledge of the Company, no material "prohibited transaction," within the meaning of
     Section 4975 of the Code or Section 406 of ERISA, has occurred with respect to any Company Compensation and Benefit Plan. Except as disclosed in
     Section 2.12 of the Company's Disclosure Schedule, there is no pending or, to the Company's knowledge, threatened litigation relating to any of the Company Compensation and Benefit Plans.

          (d) To the knowledge of the Company, no material liability under Title IV of ERISA has been or, to the knowledge of the Company, is reasonably expected to be incurred by the Company or any of its Subsidiaries or any entity which is considered one employer with the Company under Section 4001(a)(15) of ERISA or Section 414 of the Code (any such entity, a "Company ERISA Affiliate"), other than such liabilities that have previously been satisfied. To the knowledge of the Company, no notice of a "reportable event," within the meaning of Section 4043 of ERISA, for which the 30-day reporting requirement has not been waived has been required to be filed for any Company Pension Plan or by any Company ERISA Affiliate within the past 12 months.

          (e) All contributions, premiums and payments required to be made under the terms of any Company Compensation and Benefit Plan have been made, except where the failure to do so does not, individually or in the aggregate, have a Company Material Adverse Effect. To the knowledge of the Company, neither any Company Pension Plan nor any single-employer plan of a Company ERISA Affiliate has an "accumulated funding deficiency" (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA. Neither the Company nor any of its Subsidiaries has provided, or is required to provide, security to any Company Pension Plan or to any single-employer plan of a Company ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

          (f) No Company Pension Plan is a "defined benefit plan", within the meaning of ERISA.

          (g) Neither the Company nor any of its Subsidiaries contributes to or is required to contribute to any Multiemployer Plan. Neither the Company nor any of its Subsidiaries has incurred any material withdrawal liability (within the meaning of Section 4201 of ERISA) under any Multiemployer Plan within the past 5 years that has not been satisfied, nor, to the knowledge of the Company, could any such material withdrawal liability reasonably be expected to be incurred.

          (h) Except as set forth in the Company Compensation and Benefit Plans listed in Section 2.14 of the Company Disclosure Schedule or filed with or incorporated by reference into the Company's 2000 Form 10-K, the execution of, and performance of the transactions contemplated in, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) (i) constitute an event under any Company Compensation and Benefit Plan, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any officers and directors of the Company or
     (ii) to the knowledge of the Company result in any payment or benefit that will or may be made by the Company, any of its Subsidiaries, Purchaser or any of their respective affiliates that will be characterized as an "excess parachute payment," within the meaning of Section 280G(b)(1) of the Code.

          (i) To the knowledge of the Company, the contributions of the Company and any of its Subsidiaries to any trust described in Section 501(c)(9) of the Code have complied with Section 419A of the Code.

     2.15 Tangible Assets. The Company has good and marketable title to, or a valid leasehold interest in, the properties and assets shown on the latest of the Company Financial Statements as owned by it, except for properties and assets disposed of in the ordinary course of business, free and clear of all liens, claims and encumbrances except for Permitted Encumbrances, if any. The Company owns or leases pursuant to a Company Material Contract all buildings, machinery, equipment and other tangible assets material to the conduct of its business as presently conducted. To the Company's knowledge, the tangible assets are, in the aggregate, free from defects (patent and latent) other than defects that do not individually or in the aggregate materially impair their value or intended use, have been maintained in accordance with normal industry practice, are in good operating condition and repair (subject to normal wear and tear) and are suitable for the purposes for which they presently are used, except where failure to do so would not result in a Company Material Adverse Effect. Section
2.15 of the Company Disclosure Schedule contains a schedule of such tangible assets owned or leased by the Company that have a value in excess of $50,000.

     2.16 Taxes and Returns. (a) Except as set forth in Section 2.16 of the Company Disclosure Schedule, the Company and each Company Subsidiary has timely filed, or caused to be timely filed, all Tax Returns (as defined below) required to be filed by it, and such returns are true, correct, and complete in all material respects. Except as set forth in Section 2.16 of the Company Disclosure Schedule, the Company and each Company Subsidiary has paid, collected or withheld, or caused to be paid, collected or withheld, all Taxes (as defined below) required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Company Financial Statements have been established. There are no material claims or assessments pending against the Company or any of the Company Subsidiaries for any alleged deficiency in any Tax, and the Company has not been notified in writing of any proposed Tax claims or assessments against the Company or any of the Company Subsidiaries (other than, in each case, claims or assessments for which adequate reserves in the Company Financial Statements have been established or which are being contested in good faith or are immaterial in amount). Neither the Company nor any of the Company Subsidiaries has any outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by the Company or any of the Company Subsidiaries for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any return. There are no liens for material amounts of Taxes on the assets of the Company or any of the Company Subsidiaries except for statutory liens for current Taxes not yet due and payable.

          (b) None of the Company or any of the Company Subsidiaries has taken or agreed to take any action that would prevent the Merger from constituting a reorganization qualifying under the provisions of Section 368(a) of the Code.

          (c) Except as set forth in Section 2.16 of the Company Disclosure Schedule, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (either alone or in combination with another event) will not result in any payment (whether of severance pay, unemployment compensation, golden parachute, bonus or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee or director of the Company or any of the Company Subsidiaries.

          (d) None of the Company or any of the Company Subsidiaries has been a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes other than a group of which the Company is or was the common parent corporation.

          (e) As of the date of this Agreement, none of Company or any of the Company Subsidiaries is currently being audited by any taxing authority and none of the Company or any of the Company Subsidiaries has been notified by any tax authority that any such audit is contemplated or pending.

          (f) The Company is not a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

          (g) The Company and each Company Subsidiary will not as a result of the transaction contemplated by this Agreement make or become obligated to make any parachute payment as defined in Section 280(G) of the Code.

          (h) None of the Company or any Company Subsidiary has made an election under Section 341(f) of the Code.

          (i) None of the Company or any Company Subsidiary is a party to or has any obligation under any tax allocation, tax sharing, tax indemnity or other similar agreement or arrangement.

          (j) The Company has not applied for or received a tax ruling from the Internal Revenue Service or any foreign, state or local taxing authority and has not entered into a closing agreement pursuant to Section 7121 of the Code or similar provision of foreign, state or local law, which closing agreement is still in effect.

          (k) Except as set forth in Section 2.16 of the Company Disclosure Schedule, none of the Company or Company Subsidiaries has either distributed stock of a controlled corporation pursuant to Section 355 of the Code or had its stock distributed by another corporation pursuant to
     Section 355 of the Code.

          (l) Except as set forth in Section 2.16 of the Company Disclosure Schedule, no claim has been made or is expected to be made against or in respect of the Company or any Company Subsidiary by any Governmental Authority in a jurisdiction in which the Company or any Company Subsidiary does not file returns or pay or collect taxes in respect of a particular type of tax imposed by that jurisdiction that the Company or any Company Subsidiary is or may be subject to an obligation to file returns or collect or pay taxes in respect of such tax in that jurisdiction.

          (m) True, correct and complete copies of all income franchise property payroll sales and use tax returns and forms filed by the Company and any Company Subsidiary for the last 3 years have been furnished to Purchaser.

          (n) For purposes of this Agreement, the term "Tax" shall mean any tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, imposed by any Governmental Authority (including, but not limited to, any federal, state, local, foreign or provincial income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, alternative or added minimum, ad valorem, transfer or excise tax) together with any interest, addition or penalty imposed thereon. The term "Tax Return" shall mean a report, return or other information (including any attached schedules or any amendments to such report, return or other information) required to be supplied to or filed with a Governmental Authority with respect to any Tax, including an information return, claim for refund, amended return or declaration or estimated Tax.

     2.17 Certain Labor Matters. As of the date of this Agreement, the Company and the Company Subsidiaries do not have any collective bargaining agreements with any persons employed by the Company or any of the Company Subsidiaries, nor is the Company or any of the Company Subsidiaries in the process of negotiating any such agreement. There is no labor strike, dispute or stoppage pending, or to the knowledge of the Company, threatened against the Company or any of the Company Subsidiaries. None of the Company or the Company Subsidiaries is the subject of a proceeding asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel it to bargain with any labor organization as to wages and conditions of employment which proceeding has had or is reasonably likely to have a Company Material Adverse Effect. To the knowledge of the Company, no executive, key employee or group of employees has any plans to terminate its or their employment with the Company which termination would have a Company Material Adverse Effect.

     2.18 Finders and Investment Banker. Except as set forth in Section 2.18 of the Company Disclosure Schedule, neither the Company nor any of its officers or directors has employed any broker or
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

finder or otherwise incurred any liability for any brokerage fees, commissions or finders' fees in connection with the transactions contemplated hereby.

     2.19 Fairness Opinion. The Company has received from McDonald Investments, its financial advisor, a verbal opinion to the effect that the consideration to be received in the Merger by the Company's shareholders is fair to the Company's shareholders from a financial point of view.

     2.20 Insurance. Section 2.20 of the Company Disclosure Schedule sets forth a true and complete list of all insurance policies carried by, or covering the Company and the Company Subsidiaries with respect to their businesses, assets and properties and with respect to which records are maintained at the Company's principal executive offices, together with, in respect of each such policy, the amount of coverage and the deductible. The Company and the Company Subsidiaries maintain insurance policies against all risk of a character, including without limitation, business interruption insurance, and in such amounts as the Company deems appropriate. Each insurance policy set forth on
Section 2.20 of the Company Disclosure Schedule is in full force and effect and all premiums due thereon have been paid in full.

     2.21 Vote Required; Ownership of Purchaser Capital Stock; State Takeover Statutes. (a) The approval of the Company Proposals by a vote of a majority of the holders of the issued and outstanding Company Shares is the only vote of the holders of any class or series of the Company's capital stock necessary to approve the Merger and the transactions contemplated hereunder.

          (b) Neither the Company nor any of the Company Subsidiaries beneficially owns, either directly or indirectly, any shares of Purchaser capital stock.

          (c) The Company has taken all actions necessary under the GBCC to adopt and approve this Agreement, the Merger and the transactions contemplated by this Agreement except as required under Section 2.21(a). Sections 14-2-1111 and 14-2-1132 of the GBCC applicable to a "business combination" do not (by reason of the Company's participation therein) apply to the Merger. To the knowledge of the Company no other "fair price," "moratorium," or other similar anti-takeover statute or regulation prohibits (by reason of Company's participation therein) the Merger or the other transactions contemplated by this Agreement.

     2.22 Environmental Matters. To the knowledge of the Company and except as otherwise disclosed in Section 2.22 of the Company Disclosure Schedule:

          (a) the Company has not, and no third party has, generated, treated, stored, released or disposed of, or otherwise placed, deposited in or located on real property owned, leased or operated by the Company or any of the Company Subsidiaries (the "Company Real Property"), any toxic or hazardous substances or wastes, pollutants or contaminants (including, without limitations, asbestos, urea formaldehyde, the group of organic compounds known as polychlorinated biphenyls, petroleum products including gasoline, fuel oil, crude oil and various constituents of such products, and any hazardous substance as defined in the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), 42 U.S.C. sec.sec. 9601-9657, as amended) (collectively, "Hazardous Substances") and no Hazardous Substances have been generated, treated, stored, released or disposed of, or otherwise placed, deposited in or located on the Company Real Property, nor has any activity been undertaken on the Company Real Property that would cause or contribute to (a) the Company Real Property becoming a treatment, storage or disposal facility in material violation of, the Resource Conservation and Recovery Act of 1976 ("RCRA"), 42 U.S.C. sec.sec. 6901 et seq., or any similar state law or local ordinance, (b) a release or threatened release of toxic or hazardous wastes or substances, pollutants or contaminants from the Company Real Property in violation of CERCLA or any similar state law or local ordinance, or (c) the discharge of pollutants or effluents into any water source or system, the dredging or filling of any waters or the discharge into the air of any emissions, for which the Company does not have all required permits under the Federal Water Act, 33 U.S.C. sec.sec. 1251 et seq., or the Clean Air Act, 42 U.S.C. sec.sec. 7401 et seq., or any similar state law or local ordinance, in

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

     each case except for any such noncompliance, violations, or failures as would not be reasonably likely to have a Company Material Adverse Effect;

          (b) there are no substances or conditions in or on the Company Real Property that may support a claim or cause of action under RCRA, CERCLA or any other federal, state or local environmental statutes, regulations, ordinances or other environmental regulatory requirements, except for any such claims or causes of action as would not be reasonably likely to have a Company Material Adverse Effect; and

          (c) there are no above ground or underground tanks that have been located under, in or about the Company Real Property which have been subsequently removed or filled and to the extent storage tanks exist on or under the Company Real Property, such storage tanks have been duly registered with all appropriate regulatory and governmental bodies and are otherwise in compliance with applicable federal, state and local statutes, regulations, ordinances and other regulatory requirements.

     2.23 Real Property. (a) Except as set forth in Section 2.23 of the Company Disclosure Schedule (the "Owned Real Property"), neither the Company nor any Company Subsidiaries own any real property. The Company and each of the Company Subsidiaries have good and insurable title to all Owned Real Property. Except as disclosed in Section 2.23 of the Company Disclosure Schedule, to the knowledge of the Company, (i) the current use and operation of all Owned Real Property is in compliance with all Laws (including and with limitation, laws relating to parking, zoning and land use) and public and private covenants and restrictions, and neither the Company nor any of its Subsidiaries have received notice of non-compliance of any Owned Real Property with any Laws and (ii) the utilities, access and parking for each such item of Owned Real Property are reasonably adequate for the current use and operation thereof, except, with respect to this Section 2.23, in instances that, in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. Except as disclosed in Section 2.23 of the Company Disclosure Schedule hereto, the Company does not have knowledge that there are any zoning, building code, occupancy restriction or other land-use regulation proceedings or any proposed changes in any Laws, which would materially and adversely affect the present use or operation of any Owned Real Property, nor has the Company or any Subsidiary received any notice of any special assessment proceedings affecting the Owned Real Property, or applied for any change to the zoning or land use status of the Owned Real Property. Except, with respect to this Section 2.23, in instances that, in the aggregate, would not be reasonably expected to have a Company Material Adverse Effect. Except as disclosed in Section 2.23 of the Company Disclosure Schedule hereto, to the knowledge of the Company, all water, sewer, gas, electric, telephone and drainage facilities and all other utilities required by all Laws or for the present use and operation of each item of Owned Real Property are reasonably adequate to service such item of Owned Real Property, as improved, and to permit compliance with all Laws in all material respects and present usage of each Owned Real Property. To the knowledge of the Company, the Company and its Subsidiaries have obtained all licenses, permits, approvals, easements and rights of way (and all such items are currently in full force and effect) required from any Governmental Authority or from private parties for the present use and operation of such item of Owned Real Property.

          (b) Section 2.23 of the Company Disclosure Schedule lists and describes briefly all real property leased or subleased to the Company or the Company Subsidiaries. The Company has made available to the Purchaser correct and complete copies of each such lease and sublease. Except as set forth in Sections 2.23 and 2.26 of the Company Disclosure Schedule:

             (i) to the knowledge of the Company, each such lease or sublease is legal, valid, binding, enforceable and in full force and effect subject to the Enforceability Exceptions;

             (ii) the consummation of the transactions contemplated hereby will neither cause the termination of each such lease or sublease nor effect a change in any of its terms;

             (iii) the Company is not, and, to the knowledge of the Company, no other party to such lease or sublease is, in breach or default, and no event has occurred which, with notice or lapse

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

        of time, or both, would constitute a breach or default that would permit termination, modification or acceleration thereunder;

             (iv) neither the Company nor, to the knowledge of the Company, any other party to each such lease or sublease has repudiated or disputed any provision thereof;

             (v) to the knowledge of the Company, there are no oral agreements in effect as to each such lease or sublease; and

             (vi) the Company has not assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in any leasehold or subleasehold except for Permitted Encumbrances, if any. For the purposes of this Agreement, "Permitted Encumbrances" means and includes those items set forth on Section 2.23 of the Company Disclosure Schedule.

     2.24 Notes and Accounts Receivables. All notes and accounts receivable of the Company are reflected properly on the Company's books and records, are not, to the knowledge of the Company, subject to any setoff or counterclaim.

     2.25 Bank Accounts and Powers of Attorney. Section 2.25 of the Company Disclosure Schedule sets forth a list of all accounts, borrowing resolutions and deposit boxes maintained by the Company at any bank or other financial institution and the names of the persons authorized to effect transactions in such accounts and pursuant to such resolutions and with access to such boxes. There are no outstanding powers of attorney executed on behalf of the Company.

     2.26 Guaranties. Except as disclosed in Section 2.26 of the Company Disclosure Schedule, the Company is not a guarantor or otherwise is liable for any indebtedness, liability or other obligation of any other person or entity.

     2.27 Intellectual Property. Section 2.27 of the Company Disclosure Schedule sets forth all of the following that are used in, useful, necessary, incidental or pertain to or associated with the operation of the Company and the Company Subsidiaries: (i) all trademarks, service marks, trade names, trade dress and the like, including all common law marks (collectively, together with the associated goodwill of each, "Trademarks"), together with information regarding all registrations and pending applications to register any such rights; (ii) all patents on and pending application to patent any technology or design; (iii) all copyrights and all registrations of and applications to register copyrights; (iv) all licenses of rights in software (including all source codes with respect to such software that are available to the Company and the Company Subsidiaries), Trademarks, patents, copyrights and other intellectual property, whether to or by the Company and the Company Subsidiaries; and (v) all trade secrets (as defined in the Michigan Uniform Trade Secret Act). The rights of the Company and the Company Subsidiaries required to be so identified and used in, useful, necessary or pertaining to the Company and the Company Subsidiaries herein collectively referred to as the "Intellectual Property." The Company and/or the Company Subsidiaries are the owner of the Intellectual Property, and all such Intellectual Property exists and has been maintained in good standing. To the Company's knowledge, no other firm, corporation, association or person claims the right to use in connection with similar or closely related goods and in the same geographic area any mark that is identical or confusingly similar to any of the Trademarks. To the Company's knowledge, no third party asserts ownership rights in any of the Intellectual Property (except to the extent that such Intellectual Property has been properly licensed to or by the Company and the Company Subsidiaries), except to the extent the same would not reasonably be expected to cause a Material Adverse IP Effect. To the Company's knowledge, the Company's and the Company Subsidiaries' use of the Intellectual Property does not infringe upon any right of any third party and no third party is infringing any of the Company's and the Company Subsidiaries' rights in any of the Intellectual Property, except to the extent the same would not reasonably be expected to cause a Material Adverse IP Effect. To the Company's knowledge, and without limitation of the foregoing, the Company and/or the Company Subsidiaries have the legal right (including, but not limited to, site licenses, as applicable) to use all copies of all computer software currently used by the Company and/or the Company Subsidiaries, except to the extent the same would not reasonably be expected to cause a Material Adverse IP Effect. For purposes of this Section 2.27, a "Material Adverse IP Effect" means any claim for infringement which results in a payment of damages or royalties to a third-party in excess of $1,000,000, or a loss of revenues in excess of $1,000,000.

     2.28 Investments. Except as disclosed in Section 2.28 of the Company Disclosure Schedule and as reflected on the Company Financial Statements, neither the Company nor the Company Subsidiaries (a) own any equity or debt of any other person, and (b) have any liabilities or obligations related to any equity or debt ownership of any other person.

     2.29 No Other Representations or Warranties. The Company acknowledges and agrees that, in entering into this Agreement and in consummating the transactions contemplated hereby:

          (i) It has relied and will rely solely upon its own investigation and analysis and the representations and warranties contained in Article 3 of this Agreement (and, without limiting the generality of the foregoing, not on any of the information learned or provided in connection with any presentation made by management or other Purchaser representatives, contained in any document provided to it, any projections or forecasts or otherwise).

          (ii) None of the Purchaser nor any of the Purchaser representatives has made any statement, representation or warranty to the Company except for the representations and warranties made by the Purchaser as expressly set forth in Article 3 of this Agreement (including in any other document or any projections or forecasts).

                                   ARTICLE 3

                  REPRESENTATIONS AND WARRANTIES OF PURCHASER

     Except as set forth in the disclosure schedule from Purchaser to the Company to be delivered upon the execution of this Agreement, which sets forth certain disclosures concerning Purchaser and its business (the "Purchaser Disclosure Schedule"), Purchaser hereby represents and warrants to the Company as follows:

     3.1 Due Incorporation and Good Standing. Each of Purchaser and each subsidiary of the Purchaser (the "Purchaser Subsidiaries") is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Purchaser is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not be reasonably likely to have a Purchaser Material Adverse Effect. For the purposes of this Agreement, any reference to a state of facts, event, change or effect having a "Purchaser Material Adverse Effect" means any such state of facts, event, change or effect that (a) has had, or is reasonably likely to have, a material adverse effect on the business, results of operation, prospects or financial condition of the Purchaser and the Purchaser Subsidiaries taken as a whole or (b) would reasonably be expected to have a material adverse effect on the legality, binding nature or enforceability of this Agreement against the Purchaser or to prevent or substantially delay the consummation of the Merger; provided that the following state of facts, events, changes and the effects thereof shall be disregarded and shall in no event constitute a Purchaser Material Adverse Effect: (i) general business or economic conditions, (ii) conditions generally affecting the industry in which the Purchaser competes,
(iii) the taking of any action contemplated by this Agreement, (iv) the announcement or pendency of the transactions contemplated in this Agreement, and
(v) any acquisition and related financing of Purchaser. Purchaser has heretofore made available to the Company accurate and complete copies of the Certificate of Incorporation and Bylaws, as currently in effect, of Purchaser.

     3.2 Capitalization. As of the date hereof, the authorized capital stock of Purchaser consists of 103,000,000 shares of stock, of which 100,000,000 shares have been designated as Purchaser Stock and

3,000,000 shares have been designated as Preferred Stock, no par value per share. As of March 6, 2001, 31,399,172 shares of Purchaser Stock were issued and outstanding, no shares of Purchaser Preferred Stock were issued or outstanding. No other shares of capital stock of Purchaser were issued or outstanding. As of December 31, 2000, a total of approximately 8,247,000 shares of Purchaser Stock are reserved for future issuance to employees and directors upon exercise of any options, warrants or other rights to purchase or acquire any shares of capital stock of the Purchaser (including restricted stock, stock equivalents and stock units) ("Purchaser Options"). As of December 31, 2000, there were 6,147,000 Purchaser Options outstanding. Except as set forth in Section 3.2 of the Purchaser Disclosure Schedule and as otherwise contemplated by this Agreement, as of the date hereof there are no outstanding rights, subscriptions, warrants, puts, calls, unsatisfied preemptive rights, options or other agreements of any kind relating to any of the outstanding, authorized but unissued or unauthorized shares of capital stock or any other security of the Purchaser, and there is no authorized or issued security of any kind convertible into or exchangeable, for any such capital stock or other security. All issued and outstanding shares of Purchaser Stock are, and all shares of Purchaser Stock to be issued to Company stockholders in connection with the Merger will upon issuance be, duly authorized, validly issued, fully paid and non-assessable.

     3.3 Authorization; Binding Agreement. Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including, but not limited to, the Merger, have been duly and validly authorized by the Board of Directors of Purchaser, and no other corporate proceedings on the part of Purchaser are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Purchaser and constitutes the legal, valid and binding agreement of Purchaser, enforceable against Purchaser in accordance with its terms, subject to the Enforceability Exceptions.

     3.4 Governmental Approvals. No Consent from or with any Governmental Authority on the part of Purchaser is required in connection with the execution or delivery by Purchaser of this Agreement or the consummation by Purchaser of the transactions contemplated hereby other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL; (ii) filings with the SEC, state securities laws administrators and the NYSE; (iii) filings under the HSR Act; (iv) such filings as may be required in any jurisdiction where Purchaser is qualified or authorized to do business as a foreign corporation in order to maintain such qualification or authorization; (v) those Consents required under any foreign Law; and (vi) those Consents that, if they were not obtained or made, would not be reasonably likely to have a Purchaser Material Adverse Effect.

     3.5 No Violations. Except as set forth in Section 3.5 of the Purchaser Disclosure Schedule, the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and compliance by Purchaser with any of the provisions hereof will not (i) conflict with or result in any breach of any provision of the Certificate of Incorporation or Bylaws or other governing instruments of Purchaser, (ii) require any Consent under or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any agreement or other instrument to which Purchaser is a party or by which its assets are bound, (iii) result in the creation or imposition of any lien or encumbrance of any kind upon any of the assets of Purchaser or (iv) subject to obtaining the Consents from Governmental Authorities referred to in Section 3.4 hereof, contravene any Law to which Purchaser or its or any of its assets or properties are subject, except, in the case of clauses (ii), (iii) and (iv) above, for any deviations from the foregoing which would not be reasonably likely to have a Purchaser Material Adverse Effect.

     3.6 Securities Filings. Purchaser has made available to the Company true and complete copies of (i) its Annual Report on Form 10-K for the year ended December 31, 1999, as filed with the SEC, (ii) its proxy statements relating to all of the meetings of stockholders (whether annual or special) of Purchaser since December 31, 1999, as filed with the SEC, and (iii) all other reports, statements and registration statements and amendments thereto (including, without limitation, Quarterly Reports on

Form 10-Q and Current Reports on Form 8-K, as amended) filed by Purchaser with the SEC since December 31, 1999. The reports and statements set forth in clauses
(i) through (iii) above, and those subsequently provided or required to be provided pursuant to this Section 3.6, are referred to collectively herein as the "Purchaser Securities Filings." The Purchaser has timely filed with the SEC all of the Purchaser Securities Filings that have been filed prior to the date hereof. As of their respective dates, or as of the date of the last amendment thereof, if amended after filing, none of the Purchaser Securities Filings contained or, as to Purchaser Securities Filings subsequent to the date hereof, will contain, any untrue statement of a material fact or omitted or, as to Purchaser Securities Filings subsequent to the date hereof, will omit, to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the Purchaser Securities Filings at the time of filing or as of the date of the last amendment thereof, if amended after filing, complied or, as to Purchaser Securities Filings subsequent to the date hereof, will comply in all material respects with the Securities Exchange Act or the Securities Act, as applicable.

     3.7 Finders and Investment Bankers. Neither Purchaser nor any of its officers or directors has employed any broker or finder or otherwise incurred any liability for any brokerage fees, commissions or finders' fees in connection with the transactions contemplated hereby.

     3.8 Vote Required; Ownership of Company Capital Stock; State Takeover Statutes. (a) The adoption and approval of this Agreement, the Merger and the transactions contemplated by this Agreement by the Board of Directors of Purchaser is the only corporate action necessary to approve the Merger and the transactions contemplated hereunder. No vote of any holder of any class or series of the Purchaser's capital stock is necessary to approve this Agreement, the Merger or the transactions contemplated hereunder.

          (b) Neither the Purchaser nor any of the Purchaser Subsidiaries beneficially owns, either directly or indirectly, any shares of Company capital stock.

          (c) Purchaser has taken all actions necessary under the GBCC and the DGCL to adopt and approve this Agreement, the Merger and the transactions contemplated by this Agreement. Immediately prior to the execution of this Agreement, Purchaser was not an "interested shareholder", as defined in
     Section 14-2-1110(11) of the GBCC with respect to the Merger. To the knowledge of the Purchaser, no other "fair price," moratorium," or other similar anti-takeover statute or regulation prohibits (by reason of the Purchaser's participation therein) the Merger or the other transactions contemplated by this Agreement.

     3.9 Purchaser Financial Statements. The audited consolidated financial statements and unaudited interim financial statements (including any related notes and schedules) of Purchaser included or incorporated by reference in the Purchaser Securities Filings (the "Purchaser Financial Statements") have been prepared or will be prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be indicated therein or in the notes thereto) and present or will present fairly, in all material respects, the financial position of Purchaser and the Purchaser Subsidiaries as at the dates thereof and the results of their operations and cash flows for the periods then ended, in each case in accordance with generally accepted accounting principles applied on a consistent basis, subject, in the case of the unaudited interim financial statements, to normal year-end audit adjustments, any other adjustments described therein and the fact that certain information and notes have been condensed or omitted in accordance with the Securities Exchange Act.

     3.10  Absence of Certain Changes or Events; No Undisclosed
Liabilities. Except as set forth in Section 3.10 of the Purchaser Disclosure Schedule, since December 31, 2000, through the date of this Agreement, there has not been (i) any event that has had or would reasonably be expected to have a Purchaser Material Adverse Effect or (ii) any declaration, payment or setting aside for payment any dividend or other distribution or redemption or other acquisition of any shares of capital stock of Purchaser by Purchaser.

     3.11 Compliance with Laws. To the knowledge of Purchaser, the businesses of Purchaser and the Purchaser Subsidiaries have been operated in compliance with all Laws applicable thereto, except for any instances of non-compliance which would not be reasonably likely to have a Purchaser Material Adverse Effect.

     3.12 Financing. Purchaser has sufficient funds and/or commitments for financing available and/or commitments for financing to pay (a) the aggregate Cash Consideration and cash in lieu of fractional shares to be paid in the Merger and (b) to repay the indebtedness of the Company to be repaid at the Closing pursuant to Section 5.11. No funds or other assets of the Company or any of the Company Subsidiaries will be used to fund any portion of the Merger Consideration. Except as set forth in Section 3.12 of the Purchase Disclosure Schedule, the Company and the Company Subsidiaries will not guarantee any financing for any portion of the Merger Consideration nor will any liens or encumbrances be imposed on any of the assets of the Company or any of the Company Subsidiaries in support of or to secure any such financing. Copies of the financing commitments have been furnished to the Company.

     3.13 Tax-Free Reorganization. None of the Purchaser, or any of the Purchaser Subsidiaries has taken or agreed to take any action that would prevent the Merger from constituting a reorganization qualifying under the provisions of
Section 368(a) of the Code.

     3.14 No Other Representations or Warranties. Purchaser acknowledges and agrees that, in entering into this Agreement and in consummating the transactions contemplated hereby:

          (i) It has relied and will rely solely upon its own investigation and analysis and the representations and warranties contained in Article 2 of this Agreement. Without limiting the generality of the foregoing, it has not and will not rely on any of the information learned or provided in connection with any presentation made by management or other Company Representatives, contained in any document provided to it, any projections or forecasts or otherwise, including but not limited to, the undated Confidential Memorandum received from the Company's financial advisor (the "Confidential Memorandum").

          (ii) None of the Company nor any of the Company representatives has made any statement, representation or warranty (including in the Confidential Memorandum or in any other document or any projections or forecasts) except for the representations and warranties made by the Company as expressly set forth in Article 2 of this Agreement.

                                   ARTICLE 4

                      ADDITIONAL COVENANTS OF THE COMPANY

     The Company covenants and agrees as follows:

     4.1 Conduct of Business of the Company and the Company Subsidiaries. (a) Unless Purchaser shall otherwise agree in writing and except as expressly contemplated by this Agreement or as set forth on Section 4.1 of the Company Disclosure Schedule (the inclusion of any item having been consented to by Purchaser), during the period from the date of this Agreement to the Effective Time, (i) the Company shall conduct, and it shall cause each of the Company Subsidiaries to conduct, its or their businesses in the ordinary course, and the Company shall, and it shall cause each of the Company Subsidiaries to, use its or their commercially reasonable efforts to preserve intact its business organization, to keep available the services of its officers and key employees, and to maintain satisfactory relationships with all persons with whom it does business, and (ii) without limiting the generality of the foregoing, neither the Company nor any Company Subsidiary will:

             (A) amend or propose to amend its Articles of Incorporation or Bylaws (or comparable governing instruments);

             (B) authorize for issuance, issue, grant, sell, pledge or dispose of any shares of, or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any shares of, the capital stock or other equity securities of the Company or any Company Subsidiary including, but not limited to, any securities convertible into or exchangeable for shares of stock of any class of the Company or any Company Subsidiary, except for the issuance of Company Shares pursuant to the exercise of Company Options outstanding on the date of this Agreement in accordance with their present terms;

             (C) split, combine or reclassify any shares of its capital stock or declare, pay or set aside any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, other than dividends or distributions to the Company or any Company Subsidiary, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any shares of its capital stock or other securities and other than pursuant to commitments outstanding on the date of this Agreement in accordance with their present terms as set forth on Schedule 4.1 of the Company Disclosure Schedule;

             (D) (i) create, incur, assume, forgive or make any changes to the terms or collateral of any debt for borrowed money, except incurrences that constitute refinancing of existing obligations on terms that are no less favorable to the Company or the Company Subsidiaries than the existing terms; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, indirectly, contingently or otherwise) for the obligations of any person other than in the ordinary course of business; (iii) make any capital expenditures other than as set forth in Section 4.1 of the Company Disclosure Schedule; (iv) make any loans, advances or capital contributions to, or investments in, any other person (other than to a Company Subsidiary and customary travel, relocation or business advances to employees); (v) acquire the stock or assets of, or (subject to Section 7.1) merge or consolidate with, any other person; (vi) voluntarily incur any material liability or obligation (absolute, accrued, contingent or otherwise) other than in the ordinary course of business; or (vii) sell, transfer, mortgage, pledge, or otherwise dispose of, or encumber, or agree to sell, transfer, mortgage, pledge or otherwise dispose of or encumber, any assets or properties, real, personal or mixed material to the Company and the Company Subsidiaries taken as a whole other than to secure debt permitted under subclause (i) of this clause (D) or other than in the ordinary course of business;

             (E) increase in any manner the wages, salaries, bonus, compensation or other benefits of any of its officers or employees or enter into, establish, amend or terminate any employment, consulting, retention, change in control, collective bargaining, bonus or other incentive compensation, profit sharing, health or other welfare, stock option or other equity, pension, retirement, vacation, severance, termination, deferred compensation or other compensation or benefit plan, policy, agreement, trust, fund or arrangement with, for or in respect of, any shareholder, officer, director, other employee, agent, consultant or affiliate other than as required pursuant to the terms of agreements in effect on the date of this Agreement, or enter into or engage in any agreement, arrangement or transaction with any of its directors, officers, employees or affiliates;

             (F) (i) commence or settle any litigation or other proceedings with any Governmental Authority or other person, or (ii) make or rescind any election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, change any method of accounting or make any other material change in its accounting or Tax policies or procedures;

             (G) knowingly commit or omit to do any act, which act or omission causes a breach of any covenant contained in this Agreement or is intended to cause any representation or warranty contained in this Agreement to become untrue in a material respect, as if each such representation and warranty were continuously made from and after the date hereof;

             (H) fail to maintain its books, accounts and records in the usual manner on a basis consistent with that heretofore employed;

             (I)  enter into any new line of business;

             (J) enter into any lease, contract or agreement pursuant to which the Company is obligated to pay or incur obligations of more than $100,000 per year, other than the purchase of inventory in the ordinary course of business;

             (K) allow Company Debt to increase above $21,392,928. "Company Debt" means the aggregate amount of obligations of the Company and its Subsidiaries as set forth on the attached Schedule 4.1(K);

             (L) allow the increase, if any, in Revolving Debt, from September 30, 2000, to be greater than the increase, if any, in Working Capital from September 30, 2000. "Revolving Debt" means the annual daily average loan balance under the Company's revolving credit facility, as set forth on Schedule 4.1(L). "Working Capital" means the Company's current assets less its current liabilities, as reflected on the Company Financial Statements; or

             (M) authorize any of, or agree to commit to do any of, the foregoing actions.

          (b) The Company shall, and the Company shall cause each of the Company Subsidiaries to, use its or their reasonable efforts to comply in all material respects with all Laws applicable to it or any of its properties, assets or business and maintain in full force and effect all the Company Permits necessary for, or otherwise material to, such business.

     4.2 Notification of Certain Matters. The Company shall give prompt notice to Purchaser if any of the following occur after the date of this Agreement: (i) receipt of any written notice from any third party alleging that the Consent of such third party is or may be required in connection with the transactions contemplated by this Agreement, provided that such Consent would have been required to have been disclosed in this Agreement; (ii) receipt of any material written notice from any Governmental Authority (including, but not limited to, American Stock Exchange, Inc. ("AMEX") or any securities exchange) in connection with the transactions contemplated by this Agreement; (iii) the occurrence of an event which would be reasonably likely to have a Company Material Adverse Effect or which the Company believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein; or (iv) the commencement or threat of any Litigation involving the Company or any Company Subsidiary which, if pending on the date hereof, would have been required to have been disclosed in this Agreement or which relates to the consummation of the Merger.

     4.3 Access and Information. Between the date of this Agreement and the Effective Time, the Company will give, and shall direct its accountants and legal counsel to give, Purchaser and its respective authorized representatives (including, without limitation, its financial advisors, accountants and legal counsel), at all reasonable times, access as reasonably requested to all offices and other facilities and to all contracts, agreements, commitments, books and records of or pertaining to the Company and the Company Subsidiaries, will permit the foregoing to make such reasonable inspections as they may require and will cause its officers to furnish Purchaser with (a) such financial and operating data and other information with respect to the business and properties of the Company and the Company Subsidiaries as Purchaser may from time to time reasonably request, and (b) a copy of each material report, schedule and other document filed or received by the Company or any Company Subsidiary pursuant to the requirements of applicable securities laws or AMEX.

     4.4 Shareholder Approval. As soon as practicable after the registration statement has been declared effective, the Company shall call, give notice of, convene and hold a meeting of its shareholders for the purpose of approving the Company Proposals and for such other purposes as may be necessary or desirable in connection with effectuating the transactions contemplated hereby. Except as otherwise contemplated by this Agreement, the Company will use reasonable efforts to obtain any necessary approval by the Company's shareholders of the Company Proposals. Notwithstanding the foregoing, if the Board of Directors of the Company determines that to do so would result in a breach of the fiduciary duties of the Company's Board of Directors under applicable law, the Company, acting through its Board of Directors, may refuse to call, give notice, convene and/or hold such a meeting of its shareholders for such purpose and/or may adjourn or terminate any such meeting previously called.

     4.5 Reasonable Best Efforts. Subject to the terms and conditions herein provided, the Company agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Merger and the other transactions contemplated by this Agreement, including, but not limited to, (i) obtaining all Consents from Governmental Authorities and other third parties required for the consummation of the Merger and the transactions contemplated hereby and (ii) timely making all necessary filings under the HSR Act. Upon the terms and subject to the conditions hereof, the Company agrees to use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to satisfy the other conditions to Closing set forth herein.

     4.6 Public Announcements. So long as this Agreement is in effect, the Company shall not, and shall cause its affiliates not to, (a) issue or cause the publication of any press release or any other announcement or communication with respect to the Merger or the other transactions contemplated hereby without the written consent of Purchaser, or (b) discuss with the press or the media this Agreement, the Merger or the transactions contemplated hereby (and will refer any and all questions and inquiries to Purchaser), except in any case under (a) or (b) where such release or announcement is required by applicable Law or pursuant to any applicable listing agreement with, or rules or regulations of, AMEX, in which case the Company, prior to making such announcement, will consult with Purchaser regarding the same.

     4.7 Compliance. In consummating the Merger and the other transactions contemplated hereby, the Company shall comply in all material respects with the provisions of the Securities Exchange Act and shall comply, and/or cause the Company Subsidiaries to comply or to be in compliance, in all material respects, with all other applicable Laws.

     4.8 Tax Opinion Certificate. The Company shall execute and deliver a certificate, in form reasonably satisfactory to Purchaser dated on or about the date that is two business days prior to the date the Prospectus/Proxy Statement is mailed and again dated as of the Closing Date (the "Company Tax Opinion Certificate") signed by an officer of the Company setting forth factual representations and covenants that will serve as a basis for the tax opinions required pursuant to Section 6.2(d) and Section 6.3(d) of this Agreement.

     4.9 Other Tax-related Certificates. The Company shall provide such certificates as may be required so that no withholding of taxes is required pursuant to Section 1445 of the Code.

     4.10 SEC and Shareholder Filings. The Company shall send to Purchaser a copy of all material public reports and materials as and when it sends the same to its shareholders, the SEC or any state or foreign securities commission.

     4.11 Accountant's Comfort Letter. The Company shall use reasonable efforts to cause to be delivered to the Purchaser a letter from its independent accountant, dated a date within two business days before the effective date of the Registration Statement, in a form reasonably satisfactory to the Purchaser and customary in scope for comfort letters delivered by independent accountants in connection with registration statements on Form S-4 under the Securities Act.

                                   ARTICLE 5

                       ADDITIONAL COVENANTS OF PURCHASER

     Purchaser covenants and agrees as follows:

     5.1 Access and Information. Between the date of this Agreement and the Effective Time, Purchaser will give, and shall direct its accountants and legal counsel to give, the Company and its authorized representatives (including, without limitation, its financial advisors, accountants and legal counsel), at all reasonable times upon reasonable prior notice by the Company, access as reasonably requested to all contracts, agreements, commitments, books and records of or pertaining to Purchaser and the Purchaser Subsidiaries, will permit the foregoing to make such reasonable inspections as they may require and will cause its officers promptly to furnish the Company with (a) such financial and operating data and other information with respect to the business and properties of Purchaser and its subsidiaries as the Company may from time to time reasonably request and (b) a copy of each material report, schedule and other document filed or received by Purchaser or any of its subsidiaries pursuant to the requirements of applicable securities laws or the NYSE, all only to the extent reasonably required by the Company to facilitate and consummate the transactions contemplated by this Agreement.

     5.2 Notification of Certain Matters. Purchaser shall give prompt notice to the Company if any of the following occur after the date of this Agreement:
(i) receipt of any notice or other communication in writing from any third party alleging that the Consent of such third party is or may be required in connection with the transactions contemplated by this Agreement, provided that such Consent would have been required to have been disclosed in this Agreement;
(ii) receipt of any material notice or other communication from any Governmental Authority (including, but not limited to, the NYSE or any securities exchange) in connection with the transactions contemplated by this Agreement; (iii) the occurrence of an event which would be reasonably likely to have a Purchaser Material Adverse Effect or (iv) the commencement or threat of any Litigation involving or affecting Purchaser or any of its subsidiaries, or any of their respective properties or assets, or, to its knowledge, any employee, agent, director or officer, in his or her capacity as such, of Purchaser or any of its subsidiaries which, if pending on the date hereof, would have been required to have been disclosed in this Agreement or which relates to the consummation of the Merger.

     5.3  [Reserved.]

     5.4 Reasonable Best Efforts. Subject to the terms and conditions herein provided, Purchaser agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Merger and the other transactions contemplated by this Agreement, including, but not limited to, (i) obtaining all Consents from Governmental Authorities and other third parties required for the consummation of the Merger and the other transactions contemplated hereby and (ii) timely making all necessary filings under the HSR Act. Upon the terms and subject to the conditions hereof, Purchaser agrees to use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to satisfy the other conditions to Closing set forth herein.

     5.5 Public Announcements. So long as this Agreement is in effect, the Purchaser shall not, and shall cause its affiliates not to, (a) issue or cause the publication of any press release or any other announcement or communication with respect to the Merger or the other transactions contemplated hereby without the written consent of the Company, or (b) discuss with the press or the media this Agreement, the Merger or the transactions contemplated hereby (and will refer any and all questions and inquiries to Purchaser), except in any case under (a) or (b) where such release or announcement is required by applicable Law or pursuant to any applicable listing agreement with, or rules or regulations of, NYSE, in which case the Purchaser, prior to making such announcement, will consult with the Company regarding the same.

     5.6 Compliance. In consummating the Merger and the other transactions contemplated hereby, Purchaser shall comply in all material respects with the provisions of the Securities Exchange Act and the Securities Act and shall comply, and/or cause its subsidiaries to comply or to be in compliance, in all material respects, with all applicable Laws.

     5.7 SEC and Shareholder Filings. Purchaser shall send to the Company a copy of all material public reports and materials as and when it sends the same to its shareholders, the SEC or any state or foreign securities commission.

     5.8 Tax Opinion Certificate. Purchaser shall execute and deliver a certificate, in form reasonably satisfactory to Company dated on or about the date that is two business days prior to the date the Prospectus/Proxy Statement is mailed and again dated as of the Closing Date (the "Purchaser Tax Opinion Certificate"), signed by an officer of Purchaser setting forth factual representations and covenants that will serve as a basis for the tax opinions required pursuant to Section 6.2(d) and Section 6.3(d) of this Agreement.

     5.9 Indemnification and Insurance. (a) As of the Effective Time, the indemnification and exculpation provisions contained in the Bylaws and the Certificate of Incorporation of the Surviving Corporation shall be at least as favorable to individuals who immediately prior to the Closing Date were directors, officers, agents or employees of the Company or its Subsidiaries or otherwise entitled to indemnification under the Company's or its Subsidiaries' Bylaws or Articles of Incorporation as those contained in the Bylaws and the Articles of Incorporation of the Company or its Subsidiaries, respectively, and shall not be amended, repealed or otherwise modified for a period of six years after the Closing Date in any manner that would adversely affect the rights thereunder of any Indemnified Party. The Company hereby covenants that it shall, to the fullest extent permitted under Georgia law and regardless of whether the Merger becomes effective, indemnify, defend and hold harmless, and after the Effective Time, Purchaser shall, to the fullest extent permitted under applicable law, indemnify, defend and hold harmless, each of the individuals who are, or at any time have been, an officer, director, employee or agent of the Company or any of the Company Subsidiaries (but excluding Advanced Animations, Inc.), or otherwise entitled to indemnification under the Company's or Company Subsidiary's (but excluding Advanced Animations, Inc.), articles of incorporation or bylaws (each, an "Indemnified Party"), against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, including, without limitation, liabilities arising out of this Agreement or under the Securities Exchange Act, occurring through the Closing Date, and in the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) the Company or Purchaser shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to the Company or the Surviving Corporation, promptly as statements therefor are received, and (ii) the Company and the Surviving Corporation will cooperate in the defense of any such matter; provided, however, that neither the Company nor the Surviving Corporation shall be obliged pursuant to this Section 5.9 to pay the fees and disbursements of more than one counsel for all Indemnified Parties in any single action except to the extent that, in the opinion of counsel for the Indemnified Parties, two or more of such Indemnified Parties have conflicting interests in the outcome of such action. Purchaser shall reimburse all expenses, including reasonable attorney's fees and expenses, incurred by any person to enforce the obligations of Purchaser under this Section 5.9. To the fullest extent permitted by Law, Purchaser shall advance expenses.

          (b)  If the Surviving Corporation or any of its successors or assigns
     (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in this Section 5.9.

          (c) Purchaser shall use its reasonable best efforts to obtain and maintain in effect for six years from the Effective Time, the Company's current directors' and officers' liability insurance covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy (a copy of which has heretofore been delivered to Purchaser); provided, however, that in no event shall Purchaser be required to expend in any year an amount in excess of 300% of the annual premiums currently paid by the Company for such insurance, and, provided, further, that if the annual premiums of such insurance coverage exceed such amounts, Purchaser shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

     5.10 Repayment of Certain Company Indebtedness. At the Closing, Purchaser shall repay in full the outstanding principal and accrued interest of the indebtedness of the Company described in Section 5.10 of the Company Disclosure Schedule.

     5.11 Refinancing. Purchaser shall refinance and replace the indebtedness of the Company identified in Section 5.11 of the Company Disclosure Schedule. Purchaser acknowledges and agrees that all such indebtedness must be refinanced and replaced as a result of the Merger, unless other accommodations are made with respect thereto between Purchaser and the lender thereunder.

                                   ARTICLE 6

                                   CONDITIONS

     6.1 Conditions to Each Party's Obligations. The respective obligations of each party to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following conditions:

          (a) Shareholder Approval. The Company Proposals shall have been approved at or prior to the Effective Time by the requisite vote of the shareholders of the Company required under the GBCC.

          (b) No Injunction or Action. No order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been enacted, entered, promulgated or enforced by any court or other Governmental Authority since the date of this Agreement which prohibits or prevents the consummation of the Merger which has not been vacated, dismissed or withdrawn prior to the Effective Time. The Company and Purchaser shall use their commercially reasonable efforts to have any of the foregoing vacated, dismissed or withdrawn by the Effective Time.

          (c) HSR Act. Any waiting period applicable to the Merger under the HSR Act shall have expired or early termination thereof shall have been granted.

          (d) Registration Statement. The Registration Statement shall have been declared effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no action, suit, proceeding or investigation for that purpose shall have been initiated or threatened by any Governmental Authority.

          (e) Blue Sky. Purchaser shall have received all state securities law authorizations necessary to consummate the transactions contemplated hereby.

          (f) Listing of Purchaser Stock. The shares of Purchaser Stock comprising the Merger Consideration shall have been approved for listing on the NYSE, subject only to official notice of issuance.

          (g) Governmental Approval. All Consents of any Governmental Authority required for the consummation of the Merger and the transactions contemplated by this Agreement shall have been obtained, except those Consents the failure of which to obtain will not be reasonably likely to have a Company Material Adverse Effect or a Purchaser Material Advise Effect.

     6.2 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions, any one or more of which may be waived by the Company:

          (a) Purchaser Representations and Warranties. The representations and warranties of Purchaser set forth in this Agreement shall be true and correct in all material respects as of date hereof and as of the Closing Date as if made on and as of the Closing Date, except those representations and warranties that speak of an earlier date, which shall be true and correct in all material respects as of such earlier date (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Purchaser Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded). Notwithstanding anything to the contrary in this Agreement, this Section 6.2(a) will be deemed to have been satisfied even if such representations or warranties are not true and correct in all material respects unless the failure of any of the representations or warranties to be so true and correct shall have had, or shall be reasonably likely to have, a Purchaser Material Adverse Effect.

          (b) Performance by Purchaser. Purchaser shall have performed and complied with all the covenants and agreements in all material respects and satisfied in all material respects all the conditions required by this Agreement to be performed or complied with or satisfied by Purchaser at or prior to the Effective Time. Notwithstanding anything to the contrary in this Agreement, this Section 6.2(b) will be deemed to have been satisfied even if Purchaser has not performed or complied with all agreements, covenants and obligations required by this Agreement to be so performed or complied with unless the failure to perform or comply with such agreements, obligations and covenants shall have had, or shall be reasonably likely to have, a Purchaser Material Adverse Effect.

          (c) Certificates and Other Deliveries. Purchaser shall have delivered, or caused to be delivered, to the Company: (i) a certificate executed on its behalf by its President or another authorized officer to the effect that the conditions set forth in Sections 6.2(a) and (b) hereof have been satisfied; (ii) a certificate of good standing from the Secretary of State of the State of Delaware stating that Purchaser is a validly existing corporation in good standing; (iii) duly adopted resolutions of the Board of Directors of Purchaser adopting and approving the Merger and adopting and approving the execution, delivery and performance of this Agreement and the instruments contemplated hereby, each certified by its Secretary; (iv) a true and complete copy of the Certificate of Incorporation of the Purchaser certified by the Secretary of State of Delaware and a true and complete copy of the Bylaws of the Purchaser certified by the Secretary of Purchaser; (v) the duly executed Purchaser Tax Opinion Certificate and the Purchaser's Tax Opinion.

          (d) Tax Opinion. The Company shall have received an opinion from its tax counsel dated on or about the date that is two business days prior to the date the Prospectus/Proxy Statement is first mailed to stockholders of the Company, substantially in the form of Exhibit 6.2(d) attached hereto, which opinion shall not have been withdrawn or modified in any material respect, and again dated as of the Closing Date. For purposes of rendering its opinion, the Company's tax counsel may rely on the statements and representations set forth in the Company Tax Opinion Certificate and the Purchaser Tax Opinion Certificate, without regard to any qualification as to knowledge and belief.

          (e) Payment of Certain Indebtedness. Purchaser shall have repaid the indebtedness of the Company described in Section 5.10 and Section 5.11 (if necessary) of the Company Disclosure Schedule.

          (f) Fairness Opinion. McDonald Investments shall have confirmed in writing addressed to the Board of the Company for inclusion in the Prospectus/Proxy Statement its verbal fairness opinion described in Section
     2.19 (the "Fairness Opinion") within five (5) business days after the date hereof.

     6.3 Conditions to Obligations of Purchaser. The obligations of Purchaser to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions, any one or more of which may be waived by Purchaser:

          (a) Company Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct in all material respects as of date hereof and as of the Closing Date as if made on and as of the Closing Date, except those representations and warranties that speak of an earlier date, which shall be true and correct in all material respects as of such earlier date (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded). Notwithstanding anything to the contrary in this Agreement, this Section 6.3(a) will be deemed to have been satisfied even if such representations or warranties are not true and correct in all material respects unless the failure of any of the representations or warranties to be so true and correct shall have had, or shall be reasonably likely to have, a Company Material Adverse Effect.

          (b) Performance by the Company. The Company shall have performed and complied with all the covenants and agreements in all material respects and satisfied in all material respects all the conditions required by this Agreement to be performed or complied with or satisfied by the Company at or prior to the Effective Time. Notwithstanding anything to the contrary in this Agreement, this Section 6.3(b) will be deemed to have been satisfied even if the Company has not performed or complied with all agreements, covenants and obligations required by this Agreement to be so performed or complied with unless the failure to perform or comply with such agreements, obligations and covenants shall have had, or shall be reasonably likely to have, a Company Material Adverse Effect.

          (c) Certificates and Other Deliveries. The Company shall have delivered, or caused to be delivered, to Purchaser (i) a certificate executed on its behalf by its President or another duly authorized officer to the effect that the conditions set forth in Sections 6.3(a) and (b) hereof have been satisfied; (ii) a certificate of good standing from the Secretary of State of the State of Georgia stating that the Company is a validly existing corporation in good standing; (iii) duly adopted resolutions of its Board of Directors adopting and approving the Merger and adopting and approving the execution, delivery and performance of this Agreement and the instruments contemplated hereby, and of the Company's shareholders approving the Company Proposals, each certified by the Secretary of the Company; (iv) a true and complete copy of the Articles of Incorporation of the Company certified by the Secretary of State of the State of Georgia and a true and complete copy of the Bylaws of the Company certified by the Secretary thereof; (v) the duly executed Company Tax Opinion Certificate and the Tax Opinion; and (vi) a copy of the Fairness Opinion addressed to the Company.

          (d) Tax Opinion. Purchaser shall have received an opinion from its tax counsel dated on or about the date that is two business days prior to the date the Prospectus/Proxy Statement is first mailed to stockholders of the Company, substantially in the form of Exhibit 6.3(d) attached hereto, which opinion shall not have been withdrawn or modified in any material respect, and again dated as of the Closing Date. For purposes of rendering its opinion, the Purchaser's tax counsel may rely on the statements and representations set forth in the Company Tax Opinion Certificate and the Purchaser Tax Opinion Certificate, without regard to any qualification as to knowledge and belief.

          (e) Required Consents. The required Consents of the persons to the Merger or the transactions contemplated hereby that are identified in
     Section 6.3(b) of the Company Disclosure Schedule shall have been obtained and shall be in full force and effect.

          (f) Asset Purchase Agreement. All conditions to the closing of that certain Asset Purchase Agreement, dated as of the date hereof, by and among PII Ventures, L.L.C., Toth and Purchaser, shall have been fulfilled, except as they relate to the actual closing thereof.

     6.4 Frustration of Conditions. Neither Purchaser nor the Company may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party's failure to comply with or perform any of its covenants or obligations set forth in this Agreement.

                                   ARTICLE 7

                          TERMINATION AND ABANDONMENT

     7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the stockholders of the
Company:

          (a)  By mutual written consent of Purchaser and the Company.

          (b)  By either Purchaser or the Company if:

             (i) the Merger shall not have been consummated on or prior to June 30, 2001 (the "Initial Closing Deadline"), provided that the Company or Purchaser, as applicable, may elect to extend the Initial Closing Deadline by notice to the Purchaser or Company, as applicable, for such period as may be appropriate, but not later than July 30, 2001, in connection with (1) Company's or Purchaser's efforts to cure any breach of any representation, warranty or covenant under this Agreement as to which it has been given notice by Purchaser or Company, as applicable, pursuant to this Agreement (including but not limited to Section 7.1(c)), (2) obtaining the tax opinion referred to in Section 6.2(d),
        (3) obtaining the tax opinion referred to in Section 6.3(d), or (4) calling and holding the Company's stockholder meeting to consider the Company Proposals and to schedule and consummate the closing; and provided further that the Company or Purchaser, as applicable, may elect to extend the Initial Closing Deadline by notice to Purchaser or the Company, as applicable, for such period as may be appropriate, but not later than August 31, 2001, if the Registration Statement has not been declared effective at a time sufficient to allow the Company's stockholders meeting to consider the Company Proposals prior to the Initial Closing Deadline (the Initial Closing Deadline, as so extended by the Company or Purchaser, is referred to herein as the "Closing Deadline"), provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party whose failure to perform any of its obligations under this Agreement results in the failure of the Merger to be consummated by such time;

             (ii) after the Company has called, given notice of, duly convened and held a meeting as required pursuant to Section 4.4, the vote of the Company's stockholders taken at such meeting or at any adjournment or postponement thereof, shall be insufficient to approve the Company Proposals; or

             (iii) any Governmental Authority shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the Merger and such order, decree or ruling or other action shall have become final and nonappealable.

          (c) By Purchaser if the Company shall have breached in any material respect any of its representations, warranties or covenants under this Agreement, such breach shall constitute a Company Material Adverse Effect, Purchaser shall have given written notice to the Company of such breach promptly after learning of the same, and such breach shall not be reasonably cured on or prior to the Closing Deadline.

          (d) By the Company if the Purchaser shall have breached in any material respect any of its representations, warranties or covenants under this Agreement, and such breach shall constitute a Purchaser Material Adverse Effect, the Company shall have given written notice to the Purchaser of such breach promptly after learning of the same, and such breach shall not be reasonably cured on or prior to the Closing Deadline.

          (e) By Purchaser if (i) the Board of Directors of the Company shall have withdrawn or modified in a manner adverse to Purchaser its approval or recommendation of the Company Proposals, or approved or recommended any Company Superior Transaction (as defined below) or failed within a reasonable time after the Registration Statement is declared effective by the SEC, to call the Company stockholder meeting to consider the Company Proposals or to mail the Prospectus/

     Proxy Statement to its stockholders, or (ii) the Board of Directors of the Company shall have resolved to take any of the foregoing actions.

          (f) By the Company if, prior to the approval of the Company Proposals by the stockholders of the Company, the Board of Directors of the Company determines in good faith by majority vote, with respect to any Company Takeover Proposal received by the Company after the date hereof, that the Company Takeover Proposal constitutes a Company Superior Transaction and is in the best interest of the Company and its stockholders and the Board of Directors of the Company has received the advice of its independent financial advisors as to whether the Company Takeover Proposal constitutes a Company Superior Transaction. For purposes hereof, a "Company Superior Transaction" means a Company Takeover Proposal which the Board of Directors of the Company determines in good faith, by majority vote, is more favorable to the Company and its stockholders than the Merger. Nothing in this Agreement shall prevent or limit the Company from providing information to, or discussing or negotiating with, any third person concerning any Company Takeover Proposal. For purposes hereof, a "Company Takeover Proposal" means any proposal with respect to any recapitalization, merger, consolidation, or other business combination involving the Company, or the acquisition of 50% or more of the outstanding capital stock of the Company or any Significant Subsidiary (as defined in Regulation 12b-2 promulgated under the Securities Exchange Act) of the Company or the acquisition of 50% or more of the assets of the Company and the Company Subsidiaries, taken as a whole, in a single transaction or series of related transactions.

     The party desiring to terminate this Agreement pursuant to the preceding paragraphs shall give written notice of such termination to the other party in accordance with Section 8.5 hereof.

     7.2 Effect of Termination and Abandonment. (a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this
Article 7, this Agreement (other than Sections 7.2, 8.1, 8.4, 8.5, 8.6, 8.7, 8.8, 8.9, 8.10, 8.11, 8.12, 8.13, 8.14, 8.15 and 8.16) shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers, employees, agents, legal or financial advisors or other representatives); provided, however, that no such termination shall relieve any party hereto from any liability for any breach of this Agreement prior to termination. Notwithstanding the foregoing, (a) in no event shall the Company be liable or responsible for any breach of any representation, warranty or covenant unless the Purchaser terminates the Agreement on the basis of such breach and
(i) in the case of breaches of any representation or warranty the Company's liability shall be limited to the lesser of the actual damages incurred by the Purchaser as a direct result of such breaches and $9,000,000 and (ii) in the case of a breach of a covenant, the Company's liability shall be limited to payment of the Termination Fee as provided in Section 7.2(b); and (b) in no event shall the Purchaser be liable or responsible for any breach of any representation, warranty or covenant unless the Company terminates the Agreement on the basis of such breach and (i) in the case of breaches of any representation, warranty or covenant the Purchaser's liability shall be limited to the lesser of the actual damages incurred by the Company as a direct result of such breaches and $9,000,000; provided, however, that the foregoing limitation shall in no event apply in connection with any willful breach of a material covenant in this Agreement resulting in the failure of the closing of the Merger. If this Agreement is terminated as provided herein, each party shall use its commercially reasonable efforts to redeliver all documents, work papers and other material (including any copies thereof) of any other party relating to the transactions contemplated hereby, whether obtained before or after the execution hereof, to the party furnishing the same.

          (b) In the event that this Agreement is terminated pursuant to any of the following:

             (i) by Purchaser pursuant to Section 7.1(b)(i), but only if all of the following conditions are fully satisfied: (w) the only reason that the Effective Time has not occurred by the Closing Deadline is the failure of the Company's tax counsel to deliver the tax opinion contemplated in Section 6.2(d), (x) Purchaser has delivered a written confirmation from a nationally recognized tax counsel that it would execute and deliver the tax opinion contemplated in Section 6.2(d), (y) the Purchaser Tax Opinion Certificate and the Company Tax Opinion Certificate have been delivered in substantially the forms agreed upon at the date of this Agreement, and (z) Purchaser has delivered to the Company the tax opinion of its tax counsel contemplated in Section 6.3(d); or

             (ii)  pursuant to Section 7.1(b)(ii); or

             (iii) by Purchaser pursuant to Section 7.1(c) as a result of a breach by the Company of a covenant of the Company in this Agreement; or

             (iv) after the date of this Agreement and prior to termination of this Agreement a bona fide Company Takeover Proposal shall have been made known to the Company or has been made directly to its stockholders generally or any person shall have publicly announced an intention (whether or not conditional) to make a bona fide Company Takeover Proposal (a "Competing Company Takeover Proposal"), and thereafter this Agreement is (x) terminated pursuant to Section 7.1(e)(i) and within six months of such termination the Company or any of the Company Subsidiaries enters into a definitive agreement as to such Competing Company Takeover Proposal, (y) terminated by Purchaser pursuant to
        Section 7.1(e), or (z) terminated by the Company pursuant to Section 7.1(f),

     then the Company shall promptly pay Purchaser a fee equal to $9,000,000 (the "Purchaser Termination Fee"), payable by wire transfer of same day funds. The Company acknowledges that the agreements contained in this
     Section 7.2(b) are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Purchaser would not enter into this Agreement. Notwithstanding the foregoing, no fee shall be paid pursuant to this Section 7.2(b) if Purchaser shall be in material breach of its obligations hereunder. Purchaser acknowledges that payments made under this Section 7.2(b) shall constitute its exclusive remedy with respect to any termination of this Agreement that gives rise to such payment obligation. The parties further acknowledge and agree that if the Termination Fee shall be payable by the Company to the Purchaser as provided in this Agreement that the Company shall have no other or further liability or responsibility to Purchaser for any breach of this Agreement or otherwise and the Purchaser's sole remedy shall be payment of the Termination Fee.

     (c)  In the event of any termination of this Agreement pursuant to this
Article 7, Purchaser shall not hire or solicit for employment any officer or key management employee of the Company or any of the Company Subsidiaries. For the purposes of this Agreement, the term "key management employee" has the meaning set forth in Section 7.2(c) of the Company Disclosure Schedule.

                                   ARTICLE 8

                                 MISCELLANEOUS

     8.1 Confidentiality. Unless (i) otherwise expressly provided in this Agreement, (ii) required by applicable Law or any listing agreement with, or the rules and regulations of, any applicable securities exchange, (iii) necessary to secure any required Consents as to which the other party has been advised or
(iv) consented to in writing by Purchaser and the Company, any information or documents furnished in connection herewith shall be kept strictly confidential by the Company, Purchaser and their respective officers, directors, employees and agents. Prior to any disclosure pursuant to the preceding sentence, the party intending to make such disclosure shall consult with the other party regarding the nature and extent of the disclosure. Nothing contained herein shall preclude disclosures to the extent necessary to comply with accounting, SEC and other disclosure obligations imposed by applicable Law. To the extent required by such disclosure obligations, Purchaser or the Company, after consultation with the other party, may file with the SEC a Report on Form 8-K pursuant to the Securities Exchange Act with respect to the Merger. In connection with any filing with the SEC of a proxy statement or amendment thereto under the Securities Exchange Act, the Company or Purchaser, after consultation with the other party, may include any information required to be included therein with respect to the Merger with respect to the other party, and thereafter distribute said proxy statement. Purchaser and the Company shall cooperate with the other and provide such information and documents as may be required in connection with any such filings. In the event the Merger is not consummated, each party shall return to the other any documents furnished by the other and all copies thereof any of them may have made and will hold in absolute confidence any information obtained from the other party except to the extent (i) such party is required to disclose such information by Law or such disclosure is necessary or desirable in connection with the pursuit or defense of a claim, (ii) such information was known by such party prior to such disclosure or was thereafter developed or obtained by such party independent of such disclosure or (iii) such information becomes generally available to the public other than by breach of this Section
8.1. Prior to any disclosure of information pursuant to the exception in clause
(i) of the preceding sentence, the party intending to disclose the same shall so notify the party which provided the name in order that such party may seek a protective order or other appropriate remedy should it choose to do so.

     8.2 Amendment and Modification. This Agreement may be amended, modified or supplemented only by a written agreement between the Company and Purchaser.

     8.3 Waiver of Compliance; Consents. Any failure of a party or Purchaser to comply with any obligation, covenant, agreement or condition herein may be waived by the other party, only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 8.3.

     8.4 Survival. The respective representations, warranties, covenants and agreements of the Company and Purchaser contained herein or in any certificates or other documents delivered prior to or at the Closing shall survive the execution and delivery of this Agreement, notwithstanding any investigation made or information obtained by the other party, but shall terminate at the Effective Time, except for those covenants contained in Article 1, Section 5.9 and this
Article 8, which shall survive beyond the Effective Time in accordance with their terms.

     8.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by facsimile, receipt confirmed, or on the next business day when sent by overnight courier or on the second succeeding business day when sent by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     (i)   if to the Company, to:
           VSI Holdings, Inc.
           41000 Woodward Avenue
           Bloomfield Hills, Michigan 48304-2263
           Attention: Steve Toth, Jr.
           Telecopy: (248) 647-8540

     with a copy to (but which shall not constitute notice to the Company):
       Miller, Canfield, Paddock and Stone, P.L.C.
       840 West Long Lake Road
       Suite 200
       Troy, Michigan 48098
       Attention: Thomas G. Appleman, Esq.
       Telecopy: (248) 879-2001
     and

     (ii)  if to Purchaser to:
           SPX Corporation
           700 Terrace Point Drive
           Muskegon, Michigan 49443-3301
           Attention: Christopher J. Kearney, Esq.
           Telecopy: (231) 724-5940

     with a copy to:

       SPX Corporation
       28635 Mound Road
       Warren, Michigan 48092
       Attention: Fabrizio A. Rasetti, Esq.
       Telecopy: (810) 578-7470

     and an additional copy to (but which shall not constitute notice to Purchaser):

       Gardner, Carton & Douglas
       Quaker Tower
       321 North Clark Street
       Chicago, Illinois 60610-4795
       Attention: Stephen A. Tsoris, Esq.
       Telecopy: (313) 644-3381

     8.6 Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto prior to the Effective Time without the prior written consent of the other parties hereto.

     8.7 Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses.

     8.8 Governing Law. This Agreement shall be deemed to be made in, and shall be interpreted, construed and governed by and in accordance with the internal laws of, the Laws of the State of Michigan, except that Georgia Law and Delaware Law shall apply to the Merger, in each case, without regard to principles of conflicts of law thereof. Each of the Company and Purchaser hereby irrevocably and unconditionally consents to submit to the jurisdiction of the federal and state courts located in Michigan for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in such courts and agrees not to plead or claim in any such court that such litigation brought therein has been brought in an inconvenient forum.

     8.9 Counterparts. This Agreement may be executed in one or more counterparts, each of which together be deemed an original, but all of which together shall constitute one and the same instrument.

     8.10 Interpretation. The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement. As used in this Agreement, (i) the term "person" shall mean and include an individual, a partnership, a joint venture, a corporation, a limited liability company, a trust, an association, an unincorporated organization, a Governmental Authority and any other entity, (ii) unless otherwise specified herein, the term "affiliate," with respect to any person, shall mean and include any person controlling, controlled by or under common control with such person,
(iii) the term "subsidiary" of any specified person shall mean any corporation majority or more of the outstanding voting power of which, or any partnership, joint venture, limited liability company or other entity majority or more of the total equity interest of which, is directly or indirectly owned by such specified person, (iv) the term

"knowledge," when used with respect to the Company, shall mean the knowledge of the executive officers of the Company, and when used with respect to Purchaser, shall mean the knowledge of the executive officers of Purchaser, and (v) the term "including" shall mean "including, without limitation". This Agreement is being entered into by and among competent and sophisticated parties who are experienced in business matters and represented by counsel and other advisors, and have been reviewed by the parties and their counsel and other advisors. Therefore, any ambiguous language in this Agreement will not necessarily be construed against any particular party as the drafter of the language.

     8.11 Entire Agreement. This Agreement and the documents or instruments referred to herein including, but not limited to, the Exhibit(s) attached hereto and the Disclosure Schedules referred to herein, which Exhibit(s) and Disclosure Schedules are incorporated herein by reference, embody the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants, or undertakings, other than those expressly set forth or referred to herein. This Agreement supersedes all prior agreements and the understandings between the parties with respect to such subject matter.

     8.12 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction.

     8.13 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties further agree that each party shall be entitled to an injunction or restraining order to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at law or in equity.

     8.14 Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a party hereto or thereto or a successor or permitted assign of such a party; provided however, that the parties hereto specifically acknowledge that (a) the provisions of this Agreement are for the benefit of, and shall be enforceable by, the stockholders and optionholders of the Company and (b) the provisions of Section 5.9 hereof are intended to be for the benefit of, and shall be enforceable by, the current or former employees, officers and directors of the Company and/or the Company Subsidiaries affected thereby and their heirs and representatives.

     8.15 Disclosure Schedules. The Company and Purchaser acknowledge that the Company Disclosure Schedule and the Purchaser Disclosure Schedule (i) relate to certain matters concerning the disclosures required and transactions contemplated by this Agreement, (ii) are qualified in their entirety by reference to specific provisions of this Agreement and (iii) are not intended to constitute and shall not be construed as indicating that such matter is required to be disclosed, nor shall such disclosure be construed as an admission that such information is material with respect to the Company or Purchaser.

                  [BALANCE OF PAGE INTENTIONALLY LEFT BLANK.]

     IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement and Plan of Merger to be signed and delivered by their respective duly authorized officers as of the date first above written.
                                          VSI HOLDINGS, INC.

                                          By: /s/ Thomas W. Marquis
                                          Name: Thomas W. Marquis
                                          Title: Senior Vice President/CFO

                                          SPX CORPORATION

                                          By: /s/ Thomas J. Riordan
                                          Name: Thomas J. Riordan
                                          Title: Vice President

                  CERTIFICATE OF SECRETARY OF SPX CORPORATION

     I, Christopher J. Kearney, Secretary of SPX Corporation, a corporation organized under the laws of the State of Delaware (the "Purchaser"), hereby certify, as such Secretary, that the Agreement and Plan of Merger to which this Certificate is attached, after having been first duly signed on behalf of the Corporation and having been signed on behalf of VSI Holdings, Inc., a corporation organized under the laws of the State of Georgia, was duly adopted pursuant to subsection (f) of Section 251 of Title 8 of the Delaware Code without any vote of the stockholders of the Purchaser; and that (i) the Agreement and Plan of Merger does not amend in any respect the Certificate of Incorporation of the Purchaser, (ii) each share of stock of the Purchaser outstanding immediately prior to the effective date of the merger is to be an identical outstanding share of the Purchaser after the effective date of the merger and (iii) the authorized, unissued shares of common stock of the Purchaser to be issued under the Agreement and Plan of Merger plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered under such plan do not exceed 20% of the shares of common stock of the Purchaser outstanding immediately prior to the effective date of the merger; and that the Agreement and Plan of Merger was adopted by action of the Board of Directors of the Purchaser and is the duly adopted agreement and act of the Purchaser.

     Witness my hand on this 24th day of March, 2001.

                                          /s/ Christopher J. Kearney
                                          Christopher J. Kearney, Secretary

                                                                      APPENDIX B

                      INDEMNITY AND RESTRICTION AGREEMENT

     This Indemnity and Restriction Agreement (the "Agreement") is made and entered into as of March 24, 2001 by each of Steve Toth, Jr., an individual and resident of the State of Michigan ("Toth"), CLT Associates, L.P., a Michigan partnership ("CLT"), Toth as trustee under Trust Agreement dated December 20, 1976 f/b/o Toth (the "Toth Trust I"), Toth as trustee under Trust Agreement dated July 9, 1983 f/b/o Toth (the "Toth Trust II"), Margaret Ann Toth ("Mrs. Toth") as trustee under Trust Agreement dated September 1, 1976 f/b/o Margaret Joan Toth ("Child Trust") and, Mrs. Toth as trustee under Trust Agreement dated July 9, 1982 f/b/o Mrs. Toth ("Spouse Trust", and together with each of Toth, CLT, Toth Trust I, Toth Trust II and Child Trust, individually, a "Holder," and collectively, the "Holders") to and for the benefit of SPX Corporation, a Delaware corporation ("Purchaser"). Terms used herein but not defined herein shall have the meanings set forth in the Merger Agreement (defined below).

                                  WITNESSETH:

     WHEREAS, The Holders own, in the aggregate, 27,905,755 shares of common stock, $0.01 par value per share, of VSI Holdings, Inc., a Georgia corporation (the "Company");

     WHEREAS, Toth, through CLT, Toth Trust I and Toth Trust II, is deemed to have the sole right to vote and dispose of 14,281,909 shares of common stock, $0.01 par value per share, of the Company;

     WHEREAS, Mrs. Toth is deemed to control, and Toth is deemed to share, through Child Trust and Spouse Trust, voting and dispositive powers, of 12,722,996 shares of common stock, $0.01 par value per share, of the Company;

     WHEREAS, pursuant to the terms of that certain Agreement and Plan of Merger by and among the Company and Purchaser dated as of the date hereof (the "Merger Agreement"), the Company shall be merged with and into Purchaser (the "Merger");

     WHEREAS, pursuant to the terms of the Merger Agreement, each of the Holders shall be issued shares of Purchaser Stock in exchange for their respective shares of the Company, in the amounts as determined as of the Effective Time;

     WHEREAS, as an inducement to Purchaser to consummate the Merger, and as a condition to such merger, the Holders are entering into this Agreement.

     NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth below, the parties hereto agree as follows:

     1.  INDEMNIFICATION.

          (a) Effective only if the Effective Time shall occur, Toth will pay or reimburse each of Purchaser and its respective officers, directors, employees, agents, successors and assigns ("Purchaser Group") from and against and in respect of any Reimbursable Expenses, related to or arising out of any matter set forth on Schedule 1 attached hereto (a "Liability"); provided, however, that any such Reimbursable Expense shall be paid and reimbursed solely out of the assets held by the Escrow Agent pursuant to the Stock Pledge and Escrow Agreement (the "Escrow Fund"); and provided further that Toth shall, except for his obligations hereunder, have no personal liability or obligation of any kind in respect of the Reimbursable Expenses and the Purchaser Group's sole recourse and remedy in respect of the Reimbursable Expenses shall be to the Escrow Fund. For purposes hereof, "Reimbursable Expenses" shall mean and include only the amount of any damages (including incidental and consequential damages), losses, deficiencies, liabilities, costs, claims, penalties and expenses (including attorneys' and accountants' fees and the costs of investigation and defense and of enforcing or preserving their respective rights hereunder or with respect to a Liability).

          (b) Notwithstanding the provisions of Section 1(a) to the contrary, the aggregate amount of any Reimbursable Expenses that may be claimed by the Purchaser Group pursuant to the terms of Section 1(a) shall be limited to $6,500,000 (the "Limit"); provided, however, that the foregoing limitation shall be reduced on the first anniversary of the Effective Date so that any remaining responsibilities of Toth is no greater than (the "Lower Limit"): (a) $3,250,000 or (b) the aggregate amount claimed against the Purchaser Group with respect to any Liabilities then being contested plus the amount of any claims by the Purchaser Group for Reimbursable Expenses that may then be pending against the Escrow Fund (the "First Anniversary Pending Claims").

          (c) In the event that any claim or demand not pending on the date hereof and related to a Liability is asserted against or sought to be collected from the Purchaser Group by a third party (a "New Claim"), the Purchaser Group shall promptly notify Toth of the New Claim, specifying the nature of such claim or demand and the amount or the estimated amount thereof to the extent then feasible (which estimate shall not be conclusive of the final amount of such claim and demand) (the "Claim Notice"); provided that the failure to provide such Claim Notice will not affect the payment and reimbursement obligations of Toth unless Toth is prejudiced thereby. Toth's payment and reimbursement obligation as to any New Claim shall expire on the second anniversary of this Agreement; provided, however, that the expiration of such obligation shall have no effect on Toth's continuing obligation to pay or reimburse for Reimbursable Expenses relating to claims pending as of such second anniversary date which shall continue to be subject to the reimbursement or payment obligations set forth in this Agreement.

          (d) In determining the amount of any Reimbursable Expense which Purchaser Group is entitled to reimbursement or payment pursuant to Section 1(a), there shall be subtracted an amount equal to (i) any net tax benefit (federal, State, local or foreign) realized by the Purchaser Group in connection with or by reason of such Reimbursable Expense, and (ii) all insurance proceeds actually received by the Purchaser Group by reason of such Reimbursable Expense (net of any retrospective or prospective insurance premium adjustments related to such claim charged to the Purchaser Group).

          (e) Payment of Reimbursable Expenses shall be due and payable on the date Purchaser Group incurs such Reimbursable Expense. Toth shall pay to the Purchaser, within thirty (30) days after delivery of the Claim Notice, the amount of any claim for payment or reimbursement made pursuant to a Claim Notice.

          (f) Purchaser shall have the right to control the conduct of any litigation, action, suit, claim, proceeding or investigation related to a Liability; provided, however, no such claim shall be settled, adjusted or compromised, or the defense thereof terminated, without the prior consent of Toth, which consent shall not be unreasonably withheld. The Purchaser Group shall defend any claim, demand, action, lawsuit or proceeding in a commercially reasonable manner.

          (g) Toth shall pay, or reimburse the Purchaser Group, for any and all legal, consulting and investment banking fees, expenses and other fees incurred by the Company (including, without limitation, the fees of Deloitte & Touche and McDonald Investments) related to the negotiation of the Merger Agreement and the consummation of the Merger in excess of $1,500,000.

     2. ESCROW OF PURCHASER STOCK. In order to secure the payment of Toth's obligations under Section 1, Toth shall, on the Effective Date, pledge and deposit that number of shares of Purchaser Stock (the "Pledged Stock") equal to the Limit (based upon a per share price of the Purchaser Stock equal to $101.17) with an escrow agent to be selected by Purchaser that is reasonably acceptable to Toth (the "Escrow Agent"), to be governed in accordance with the Stock Pledge and Escrow Agreement substantially in the form attached hereto as Exhibit A ("Stock Pledge and Escrow Agreement"). The Escrow Agent shall, on the first anniversary of the Effective Date (or the first business day thereafter if such date is not a business day), tabulate the First Anniversary Pending Claims and, if after subtracting the number of shares representing the value of the First Year Claims (based upon a per share price (the "Applicable Price") of the Purchaser Stock equal to $101.17) from the Pledged Stock (valued at the

Applicable Price), the amount remains is greater than the Lower Limit, the Escrow Agent shall release that amount of the remaining Pledged Stock as exceeds the Lower Limit. The Pledged Stock held under the Escrow Agreement shall be the sole and exclusive source of repayment and/or reimbursement of Reimbursable Expenses.

     3.  RESTRICTION ON PURCHASER STOCK.

          (a) The Holders hereby agree that, for one (1) year from the Effective Date, they shall not sell, transfer or dispose of twenty-five percent (25%) or more of any Purchaser Stock received by each of them in the aggregate, during any ninety (90) day period.

          (b) Purchaser agrees that at all times during the one (1) year period after the Effective Date it will meet the information and reporting requirements of Rule 144(c) promulgated under the Securities Act of 1933, as amended.

          (c) Notwithstanding the foregoing limitations, any Holder may sell, transfer or dispose of any shares of Purchaser Stock to any other person or entity in any transaction other than on the open market; provided that the transferee agrees to be bound by the restrictions in Section 3(a) as to the transferred shares of Purchaser Stock.

          (d) The foregoing limitations shall automatically expire without notice or other action upon the first to occur of any of the following: (i) Purchaser shall effect or announce any intention to effect any "Rule 13e-3 transaction" (as defined in Rule 13e-3 promulgated under the Securities Exchange Act of 1934, as amended), (ii) Purchaser shall enter into any letter of intent or definitive agreement with respect to any business combination or similar transaction in which the Purchaser shall not be the surviving corporation, (iii) Purchaser shall effect or announce any intention to effect a dissolution and liquidation of Purchaser, or (iv) any person or entity shall commence any tender offer, exchange offer or comparable transaction for all or any portion of the outstanding shares of Purchaser Stock.

     4.  NONCOMPETITION AND NONSOLICITATION.

          (a) Toth agrees that for a period of five (5) years from the date hereof he will not, without the express written authorization of Purchaser, enter employment with, or directly or indirectly own an interest in, or manage, operate, control, or participate in the business of, any organization doing business anywhere in the world, whose business is in competition with that of the Purchaser or its respective subsidiaries or affiliates including without limitation the business of the Company as conducted immediately prior to the Merger; provided, however, that Toth shall be permitted to conduct the business of Advanced Animations, Inc. as it is conducted as of the date hereof, and to conduct the business associated with assets and liabilities acquired pursuant to that certain Asset Purchase Agreement by and among Purchaser, PII Ventures, L.L.C. and Toth dated as of the date hereof, as such business is conducted as of the date hereof. It is understood that while such authorization may be withheld for any reason in the sole discretion of Purchaser, such authorization shall not be unreasonably withheld.

          (b) Toth further agrees that for a period of five (5) years from the date hereof he will not, without the express written authorization of Purchaser, directly or indirectly, (i) solicit, divert or attempt to divert from Purchaser or its subsidiaries or affiliates, any customer or prospective customer of the Purchaser or its subsidiaries or affiliates (including without limitation any customer or prospective customer of the Company immediately prior to the Merger); or (ii) solicit, divert or attempt to, divert from the Purchaser or its subsidiaries or affiliates, or attempt to hire or hire on his behalf on or behalf of any other person or entity whatsoever, any employee or prospective employee of the Purchaser or its subsidiaries or affiliates who was an employee or prospective employee as of the time of the expiration of his obligations hereunder or was engaged by the Company, Purchaser or their respective subsidiaries or affiliates within six (6) months of such expiration.

          (c) Toth acknowledges and agrees that the above restrictions on his ability to compete with the Purchaser and its subsidiaries and affiliates, are reasonable in light of the Company's and Purchaser's significant business interests. Toth acknowledges and agrees that he has received sufficient consideration to support his obligations under this Agreement. Toth further acknowledges that his agreement to be bound by this Section 4 constitutes a material inducement to Purchaser to enter into the Merger Agreement and this Agreement.

     5. BINDING ON SUCCESSORS. This Agreement is binding upon and shall inure to the benefit of the respective successors and permitted assigns of the parties, whether so expressed or not.

     6. NO ASSIGNMENT. No Party may assign this Agreement or any of the rights or obligations hereunder without the express written consent of the other parties.

     7. NOTICE. All notices, requests, consents or other communications required pursuant to this Agreement shall be in writing and shall be delivered personally, mailed by certified or registered mail (return receipt requested), or sent by facsimile addressed as follows:

       if to the Purchaser:
       SPX Corporation
       28635 Mound Road
       Warren, Michigan 48092-3499
       Fax: (810) 578-7470
       Attention: Fabrizio F. Rasetti, Esq.
       with a copy to:
       Gardner, Carton & Douglas
       321 North Clark Street
       Suite 3400
       Chicago, Illinois 60610
       Fax: (312) 644-3381
       Attention: Stephen A. Tsoris

        if to any Holder, at the address of such Holder shown in the stock transfer records of Purchaser, or, to such other address as may be given pursuant to this Section 7.

     8. GOVERNING LAW. This Agreement shall be governed and construed in accordance with the laws of the State of Michigan (irrespective of its choice of law principles).

     9. AMENDMENT. This Agreement may not be amended without the written consent of the Purchaser and each of the Holders.

     10. TERMINATION. This Agreement shall remain in full force and effect until all obligations for Reimbursable Expenses made by the Purchaser Group or any member thereof are paid in full or the Pledged Stock is exhausted. In the event that the Merger is not consummated, this Agreement shall become null and void and of no further force or effect, and no Holder (or any of their respective affiliates, directors, officers, agents or representatives) shall have any liability or obligation hereunder.

     11. UNENFORCEABLE PROVISION. If any provision of this Agreement is held to be illegal, invalid, or unenforceable, such provision shall be severed from this Agreement and shall not in any manner affect or render illegal, invalid or unenforceable any other provision of this Agreement.

     12. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

     13. GUARANTY OF PAYMENT. All payments made by Toth hereunder shall be deemed to be a guaranty of payment as opposed to a guaranty of collections.

                            [SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the parties have executed this Indemnity and Restriction Agreement as of the date first written above.

                                          /s/ Steve Toth, Jr.
                                          Steve Toth, Jr.
                                          CLT Associates, L.P.

                                          By: /s/ Steve Toth, Jr.
                                          Name: Steve Toth, Jr.
                                          Its: General Partner
                                          Trust established under Trust
                                          Agreement
                                          dated December 20, 1976 f/b/o Steve
                                          Toth, Jr.

                                          By: /s/ Steve Toth, Jr.
                                          Name: Steve Toth, Jr.
                                          Its: Trustee
                                          Trust established under Trust
                                          Agreement
                                          dated July 9, 1983 f/b/o Steve Toth,
                                          Jr.

                                          By: /s/ Steve Toth, Jr.
                                          Name: Steve Toth, Jr.
                                          Its: Trustee
                                          Trust established under Trust
                                          Agreement
                                          dated September 1, 1976 f/b/o
                                          Margaret Joan Toth

                                          By: /s/ Margaret Ann Toth
                                          Name: Margaret Ann Toth
                                          Its: Trustee
                                          Trust established under Trust
                                          Agreement
                                          dated July 9, 1982 f/b/o Margaret Ann
                                          Toth

                                          By: /s/ Margaret Ann Toth
                                          Name: Margaret Ann Toth
                                          Its: Trustee
Accepted and agreed to as of
the date set forth above:
SPX CORPORATION

By: /s/ Thomas J. Riordan
Name: Thomas J. Riordan
Title: Vice President

                                                                      APPENDIX C

                      [LETTERHEAD OF MCDONALD INVESTMENTS]

                                 MARCH 30, 2001

PERSONAL AND CONFIDENTIAL

Board of Directors
VSI Holdings, Inc.
41000 Woodward Avenue
Bloomfield Hills, MI 48304

Ladies and Gentlemen:

     You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of VSI Holdings, Inc. (the "Company") of the consideration to be received by the holders of the issued and outstanding shares of the Company's Common Stock, $0.01 par value (the "Common Stock"), pursuant to the Agreement and Plan of Merger dated as of March 24, 2001 (the "Agreement") by and between the Company and SPX Corporation ("SPX").

     You have advised us that, under the terms of the Agreement, and subject to the terms and conditions set forth therein, at the effective time, the Company will be merged with SPX (the "Merger") and the separate corporate existence of the Company will cease. Holders of the Company's Common Stock issued and outstanding immediately prior to the effective time of the Merger will have the right to receive, at the election of each holder, either (i) .043 of a share of SPX's common stock per share of the Company's Common Stock held by that holder (the "Purchaser Stock Consideration") or (ii) a combination of (a) the Purchaser Stock Consideration for 55% of such holder's shares of the Company's Common Stock and (b) $4.35 in cash, without any interest thereon, per share of the Company's Common Stock for 45% of such holder's shares of the Company's Common Stock (the "Cash/Stock Consideration"). We refer to the Purchaser Stock Consideration and the Cash/Stock Consideration as the "Merger Consideration." The Agreement further provides that the aggregate number of shares of the Company's Common Stock to be converted into cash may not exceed 45% of the Company's Common Stock.

     McDonald Investments Inc., as part of its investment banking business, is customarily engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

     In connection with rendering this opinion, we have reviewed and analyzed, among other things, the following: (i) the Agreement, including the exhibits and schedules thereto; (ii) the Asset Purchase Agreement dated March 24, 2001 by and among SPX Corporation, PII Ventures, L.L.C. and Steve Toth, Jr. (the "Asset Purchase Agreement"); (iii) the Agreement and Plan of Merger dated March 24, 2001 by and between PII Ventures L.L.C. and Advanced Animations, Inc. ("Advanced Animations Merger Agreement"); (iv) certain publicly available information concerning the Company, including the Annual Reports on Form 10-K of the Company for each of the years in the four year period ended September 30, 2000 and the Quarterly Reports on Form 10-Q of the Company for the quarters ended December 31, 1999, March 31, 2000, June 30, 2000, and December 31, 2000; (v) certain other internal information, primarily financial in nature, including projections, concerning the business and operations of the Company furnished to us by the Company for purposes of our analysis; (vi) certain publicly available information concerning the trading of, and the trading market for, the Company's Common Stock and SPX's common stock; (vii) certain publicly available information concerning SPX, including the Annual Reports on Form 10-K of the Company for each of the years in the four year period ended December 31, 2000 and the Quarterly Reports on Form 10-Q of SPX for the quarters ended March 31, 2000, June 30, 2000, and September 30, 2000; (viii) certain publicly available information with respect to certain other companies that we believe to be comparable to the Company or to SPX and the trading markets for certain of such other companies' securities; and (ix) certain publicly available information concerning the nature and terms of certain other transactions that we consider relevant to our inquiry. We have also met with certain officers and employees of the Company to discuss the business and prospects of the Company, as well as other matters we believe relevant to our inquiry.

     In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided us or publicly available and have assumed and relied upon the representations and warranties of the Company and SPX contained in the Agreement. We have not been engaged to, and have not independently attempted to, verify any of such information. We have also relied upon the management of the Company as to the reasonableness and achievability of the financial and operating projections (and the assumptions and bases therefor) provided to us and, with your consent, we have assumed that such projections reflect the best currently available estimates and judgments of such respective management of the Company. We have not been engaged to assess the reasonableness or achievability of such projections or the assumptions on which they were based and express no view as to such projections or assumptions. In addition, we have not conducted a physical inspection or appraisal of any of the assets, properties or facilities of either the Company or SPX nor have we been furnished with any such evaluation or appraisal. We have also assumed that the conditions to the Merger as set forth in the Agreement would be satisfied and that the Merger would be consummated on a timely basis in the manner contemplated by the Agreement. We have had no independent discussions with SPX's management and have not had access to any non-public information about SPX.

     It should be noted that this opinion is based on economic and market conditions and other circumstances existing on, and information made available as of, the date hereof and does not address any matters subsequent to such date including the value of SPX's common stock at the time of issuance thereof to the holders of the Company's Common Stock. In addition, our opinion is, in any event, limited to the fairness, as of the date hereof, from a financial point of view, to the Company's stockholders, of the Merger Consideration to be received pursuant to the Merger, and does not address the Company's underlying business decision to effect the Merger or any other terms of the Merger or any of the other transactions contemplated thereby (including the Asset Purchase Agreement and the Advanced Animations Merger Agreement). It should be noted that although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm our opinion.

     In the ordinary course of our business, we may actively trade securities of both the Company and SPX for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     It is understood that this opinion is directed to the Board of Directors and senior management of the Company and may not be disclosed, summarized, excerpted from or otherwise publicly referred to without our prior written consent. Our opinion does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote at the stockholders' meeting held in connection with the Merger.

     We have received a fee for our services in rendering this Opinion, and the Company has agreed to indemnify us against certain liabilities, including liabilities arising under the federal securities laws.

     Based upon and subject to the foregoing and such other matters as we consider relevant, it is our opinion that as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the stockholders of the Company.
                                          Very truly yours,
                                          /s/ McDonald Investments Inc.

                                          McDONALD INVESTMENTS INC.

                                    PART II
                    INFORMATION NOTE REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of the State of Delaware authorizes and empowers SPX to indemnify the directors, officers, employees and agents of SPX against liabilities incurred in connection with, and related expenses resulting from, any claim, action or suit brought against any such person as a result of his or her relationship with SPX, provided that those persons acted in good faith and in a manner that person reasonably believed to be in, and not opposed to, the best interests of SPX in connection with the acts or events on which the claim, action or suit is based. The finding of either civil or criminal liability on the part of those persons in connection with the acts or events is not necessarily determinative of the question of whether those persons have met the required standard of conduct and are, accordingly, entitled to be indemnified. The foregoing statements are subject to the detailed provisions of Section 145 of the General Corporation Law of the State of Delaware.

     SPX's Certificate of Incorporation provides that directors and officers of SPX and those serving at the request of SPX as a director, officer, employee or agent of another corporation or entity will be indemnified by SPX to the fullest extent authorized by Delaware law. The indemnification right includes the right to be paid by SPX the expenses incurred in defending any proceeding in advance of its final disposition. The indemnification rights conferred by SPX's Certificate of Incorporation are not exclusive of any other right to which persons seeking indemnification may be entitled under any law, bylaw, agreement, vote of stockholders or disinterested directors or otherwise. SPX is authorized to purchase and maintain insurance on behalf of its directors and officers.

     In the merger agreement, SPX has agreed that all rights to exculpation and indemnification for acts or omissions occurring at or prior to the effective time of the merger now existing in favor of the current or former directors or officers of VSI Holdings or any of its subsidiaries as provided in VSI Holdings' Articles of Incorporation or By-Laws or in any agreement will survive the merger and continue in full force and effect. SPX will indemnify those persons to the fullest extent permitted by applicable law and will use its reasonable best efforts to obtain and maintain in effect, or cause the surviving corporation to obtain and maintain in effect, VSI Holdings' current directors' and officers' liability insurance covering those persons who are currently covered by VSI Holdings' insurance policy, provided that SPX will not be required to pay an annual premium for that insurance in excess of 300% of the annual premiums currently paid by VSI Holdings, but in that case must purchase as much coverage as possible for that amount.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

          (a)  Exhibits.

     The Exhibits to this registration statement are listed in the Index to Exhibits.

          (b)  Financial Statement Schedules

     None.

ITEM 22.  UNDERTAKINGS

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     The registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Muskegon and State of Michigan on the 16th day of April, 2001.
                                          SPX CORPORATION

                                          By: /s/  PATRICK J. O'LEARY
                                            ------------------------------------
                                                     Patrick J. O'Leary
                                             Vice President, Finance, Treasurer
                                                          and Chief
                                              Financial and Accounting Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John B. Blystone, Christopher J. Kearney or Patrick J. O'Leary, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign, execute and file this Registration Statement and any amendments (including, without limitation, post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and all documents required to be filed with respect therewith, with the Securities and Exchange Commission or any regulatory authority, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises in order to effectuate the same as fully to all intents and purposes as he might or could do if personally present, hereby ratifying and confirming all that such attorneys-in-fact and agents or his or their substitute or substitutes may lawfully do or cause to be done.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on this 16th day of April, 2001.


                /s/ JOHN B. BLYSTONE                     Chairman, President and Chief Executive
-----------------------------------------------------      Officer Director
                  John B. Blystone

               /s/ PATRICK J. O'LEARY                    Vice President, Finance, Treasurer and Chief
-----------------------------------------------------      Financial Officer and Accounting Officer
                 Patrick J. O'Leary

               /s/ J. KERMIT CAMPBELL                    Director
-----------------------------------------------------
                 J. Kermit Campbell

                 /s/ SARAH R. COFFIN                     Director
-----------------------------------------------------
                   Sarah R. Coffin

                 /s/ FRANK A. EHMANN                     Director
-----------------------------------------------------
                   Frank A. Ehmann

               /s/ EMERSON U. FULLWOOD                  Director
------------------------------------------------------
                 Emerson U. Fullwood

                                                        Director
------------------------------------------------------
                Charles E. Johnson II

                /s/ DAVID P. WILLIAMS                   Director
------------------------------------------------------
                  David P. Williams

                               INDEX TO EXHIBITS

EXHIBIT NO.                          DESCRIPTION
-----------                          -----------
2.1          Agreement and Plan of Merger by and between SPX Corporation and VSI Holdings, Inc. dated as of March 24, 2001, together with a list of exhibits and schedules thereto (included as
             Appendix A to this proxy statement-prospectus).*
2.2          Indemnity and Restriction Agreement by and among SPX
             Corporation, Steve Toth, Jr., and the other parties thereto, dated as of March 24, 2001, together with a list of exhibits and schedules thereto (included as Appendix B to this proxy statement-prospectus).*
2.3          Asset Purchase Agreement by and among PII Ventures, L.L.C.,
             Steve Toth, Jr. and SPX Corporation dated as of March 24,
             2001, together with a list of exhibits and schedules
             thereto.*
2.4          Form of Agreement and Plan of Merger by and between Advanced
             Animations, Inc. and PII Ventures, L.L.C.
4.1          Copies of the instruments with respect to the company's
             long-term debt are available from the Securities and
             Exchange Commission upon request.
4.2          Rights Agreement, dated as of June 25, 1996 between the
             company and The Bank of New York, as Rights Agent, relating to Rights to purchase preferred stock under certain
             circumstances, incorporated herein by reference from the
             company's Registration Statement on Form 8-A filed on June
             26, 1996.
4.3          Amendment No. 1 to Rights Agreement, effective October 22,
             1997, between SPX Corporation and The Bank of New York,
             incorporated herein by reference from the Company's
             Registration Statement on Form 8-A filed on January 9, 1998.
4.4          Indenture between SPX and The Chase Manhattan Bank, dated as of February 6, 2001, incorporated herein by reference from the company's Registration Statement on Form S-3 (No.
             333-56364) filed on February 28, 2001.
4.5          Form of Liquid Yield Option Note due 2021 (Zero
             Coupon -- Senior) incorporated herein by reference from the company's Registration Statement on Form S-3 (No. 333-56364)
             filed on February 28, 2001.
4.6          Registration Rights Agreement, dated as of February 6, 2001, by and between SPX Corporation and Merrill, Lynch, Pierce
             Fenner & Smith Incorporated incorporated herein by reference from the company's Registration Statement on Form S-3 (No.
             333-56364) filed on February 28, 2001.
5.1          Legal Opinion of Gardner, Carton & Douglas.
8.1          Tax Opinion of Miller, Canfield, Paddock and Stone, P.L.C.**
8.2          Tax Opinion of Gardner, Carton & Douglas.**
13.1         Form 10-K of VSI Holdings, Inc. for the year ended September
             30, 2000.
13.2         Form 10-Q of VSI Holdings, Inc. for the quarter ended
             December 31, 2000.
23.1         Consent of Arthur Andersen LLP, independent public
             accountants for SPX Corporation.
23.2         Consent of Plante & Moran, LLP, independent public
             accountants for VSI Holdings, Inc.
23.3         Consent of KPMG LLP, independent public accountants for
             United Dominion Industries Limited.
23.4         Consents of Gardner, Carton & Douglas (included in Exhibits
             5.1 and 8.2).
23.5         Consent of Miller, Canfield, Paddock and Stone, P.L.C.
             (included in Exhibit 8.1).
23.6         Consent of McDonald Investments Inc.
24.1         Powers of Attorney (included on signature page).
99.1         VSI Holdings Proxy Card.
99.2         Form of Election and Letter of Transmittal.
99.3         Opinion of McDonald Investments, financial advisor to VSI
             Holdings (included as Appendix C to this proxy
             statement-prospectus).

---------------

* The exhibits and schedules are not filed, but SPX undertakes to furnish a copy of any exhibit or schedule to the Securities and Exchange Commission upon request.

** To be filed by amendment.